

ANNUAL REPORT



2024

BELTS & HOSES:
Mission critical components for solutions large and small



Highly engineered

Natural Replacement Cycles

Mission Critical











ENTERPRISE INITIATIVES
GAINING TRACTION WITH MORE PROGRESS EXPECTED TO COME



| Material Cost Reduction | Footprint Optimization | Plant Productivity | 80/20 Complexity Reduction |

PROGRESS ON GROSS MARGIN IS THE BIGGEST CONTRIBUTOR TO ADJUSTED EBITDA MARGIN EXPANSION

+180 bps

38.1% 39.9%

2023 2024

Gross Margin

+140 bps

20.9% 22.3%

2023 2024

Adj. EBITDA Margin

2024
AT A GLANCE

$3.4B
REVENUE
(3.5%) CORE GROWTH

$761M
ADJ. EBITDA
22.3% MARGIN

$273M
FREE CASH FLOW
74.2% CONVERSION

$1.39
ADJ. EPS
3.7% GROWTH

24.0%
ROIC
100 BPS GROWTH

GEOGRAPHIES



4% South America
10% East Asia & India
10% Greater China
26% Europe, Middle East & Africa
50% North America

SEGMENTS



$1.3B Fluid Power
$2.1B Power Transmission

CHANNELS



68% Replacement
32% OEM

This Annual Report includes certain non-GAAP financial measures, which management believes are useful to investors. Non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. For additional information, please see the section Non-GAAP Measures in Item 7 of this report as well as the supplemental reconciliations at the end of this document.

END MARKETS SUPPORTED BY SECULAR TAILWINDS.



6% Energy & Resources

8% Industrial On-Highway

9% Automotive OEM

19% Diversified Industrial

3% Personal Mobility

36% Automotive Replacement

19% Industrial Off-Highway

Several secular trends support demand for our products across end markets. Propulsion technologies in personal mobility and automotive applications are being electrified. The global car parc continues to grow and age. Global infrastructure is broadly outdated and demand for energy continues to grow. A focus on efficiency and sustainability is driving increasing levels of automation in factories and warehouses.

This demand is supplemented by our innovations in materials science to convert industrial chain to belts and support the expansion of liquid-cooled data centers. Gates products play mission-critical roles in these trends, enabling reliable, efficient and safe operation across a wide range of applications.

DEAR FELLOW SHAREHOLDERS:

In 2024, we achieved higher profitability and made significant strides towards our 2026 financial targets. We invested in our business, expanded our market presence, improved our balance sheet, and increased our public equity float.

Delivered Higher Profitability Fueled by Enterprise Initiatives

We saw strong margin improvement in 2024, increasing our gross margin by 180 basis points year-over-year to approximately 40%. Despite soft demand in certain markets like agriculture and construction, our team launched multiple enterprise initiatives focused on material cost reduction, footprint optimization, and productivity, including our 80/20 journey. These initiatives are expected to enhance our operating performance through future economic cycles and support our 2026 margin targets.

Strengthening Position in Existing Markets and Entering New Markets

Despite an uncertain macro industrial demand environment in 2024, we won new business and proactively entered new growth markets. Our Auto Replacement team secured a sizable new channel partner in North America. We also entered the liquid-cooled data center market, launching products like the ThermalPro™ electric water pump and the Data Master™ line of hoses, which support increased thermal management needs fueled by AI growth. We believe the data center market can become an integral part of Gates' growth algorithm as we move through the decade.



Advancing Our Materials Science Capabilities

We continue to refine our materials science expertise across varied applications and new growth opportunities. In 2024, we commercialized a new sprocket for our Mobility business using polymers that yield metal-level performance at a lower cost. We standardized the manufacturing process for our high-volume micro-V belt lines, reducing labor hours per unit and sustaining our competitive advantage.



> **We added new business to our revenue base run-rate, introduced new products to support emerging growth markets, and generated record adjusted EBITDA dollars in a challenging demand environment."**

Taking Care of Our Customers and Our People

Our focus on fulfilling our customers' needs differentiates us from the competition. In 2024, our North American team achieved record fulfillment rates. We made strong progress in safety and quality, reducing lost time incident rates and severe incident rates, and decreasing the cost of poor quality. Our workforce continues to evolve, with an increase in female employees and managerial employees, and 60% growth in participation in our global mentoring program.

Building Optionality to Drive Superior Returns for Our Shareholders

We believe our financial flexibility is strong. In 2024, we reduced our net leverage ratio to 2.2x and lowered our gross debt by approximately $100 million year-over-year. We received credit ratings upgrades and achieved a lower spread on our term loans. We repurchased $175 million of our shares and Blackstone has exited its position entirely, expanding our available float. We finished 2024 with a ROIC of 24%, a 100-basis point increase relative to 2023.

In Closing

I appreciate all the Gates team achieved in 2024. We added new business to our revenue base run-rate, introduced new products to support emerging growth markets, and generated record adjusted EBITDA dollars in a challenging demand environment. Our balance sheet improved, which we believe will position us for higher growth and profitability over the mid-term. Despite increased business uncertainty due to geopolitical and potential global trade policy changes, our focused operating philosophy of producing "in-region, for region" has served us well. Our experienced management team is well-equipped to handle current challenges and strengthen Gates' competitive position longer-term. We remain focused on what we control over the short-term while I remain excited about our longer-term future.

Sincerely,

Ivo Jurek
Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-38366

Gates Industrial Corporation plc

(Exact Name of Registrant as Specified in its Charter)

England and Wales	**98-1395184**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1144 Fifteenth Street, Denver, Colorado	**80202**
(Address of principal executive offices)	(Zip Code)

(303) 744-1911
(Registrant's telephone number, including area code**)**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.01 par value per share	GTES	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐		Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $3,194.1 million.

As of February 3, 2025, there were 255,413,513 ordinary shares of $0.01 par value outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be delivered to stockholders in connection with its 2025 annual general meeting of shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I	5
Item 1. Business	5
Item 1A. Risk Factors	14
Item 1B. Unresolved Staff Comments	28
Item 1C. Cybersecurity	28
Item 2. Properties	29
Item 3. Legal Proceedings	30
Item 4. Mine Safety Disclosures	30
Part II	31
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	31
Item 6. [Reserved]	31
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A. Quantitative and Qualitative Disclosures about Market Risk	47
Item 8. Financial Statements and Supplementary Data	50
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	50
Item 9A. Controls and Procedures	51
Item 9B. Other Information	51
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	51
Part III	52
Item 10. Directors, Executive Officers and Corporate Governance	52
Item 11. Executive Compensation	52
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13. Certain Relationships and Related Transactions, and Director Independence	52
Item 14. Principal Accountant Fees and Services	52
Part IV	53
Item 15. Exhibits and Financial Statement Schedules	53
Item 16. Form 10-K Summary	56
Signatures	57

Forward-looking Statements

This Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (this "annual report" or "report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that reflect our current estimates and expectations with respect to, among other things, our future operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. You should not place undue reliance on these forward-looking statements. Although such statements are based on management's current estimates and expectations and/or currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain and are subject to risks and uncertainties that could cause our actual results to differ materially from what may be inferred from such statements. Factors that could cause or contribute to such differences include those described under "Part I - Item 1A. Risk Factors" of this annual report. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this annual report and in our other periodic filings with the Securities and Exchange Commission (the "SEC"). Gates Industrial Corporation plc undertakes no obligation to update or supplement any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Website Disclosure

We use our website (www.gates.com) as a channel of distribution of company information. The information we post though this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and public conference calls, and webcasts. In addition, you may automatically receive email alerts and other information about Gates Industrial Corporation when you enroll your email address by visiting the "Investor Resources—Email Alerts" section of our website at https://investors.gates.com. The contents of our website and any alerts are not, however, a part of this report.


ABOUT THIS ANNUAL REPORT


Financial Statement Presentation

Gates Industrial Corporation plc is a public limited company that was incorporated under the Companies Act 2006 on September 25, 2017 and is registered in England and Wales.

Certain monetary amounts, percentages and other figures included elsewhere in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

All amounts in this annual report are expressed in United States of America (the "U.S.") dollars, unless indicated otherwise.

Certain Definitions

As used in this annual report, unless otherwise noted or the context requires otherwise:

- "Gates," the "Company," "we," "us" and "our" refer to Gates Industrial Corporation plc and its consolidated subsidiaries;
- "Fiscal 2024" refers to the fiscal year ended December 28, 2024, "Fiscal 2023" refers to the fiscal year ended December 30, 2023, and "Fiscal 2022" refers to the fiscal year ended December 31, 2022; and
- "Board" refers to the board of directors of Gates Industrial Corporation plc.

PART I

Item 1. Business

We are a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. We offer a broad portfolio of products to diverse replacement channel customers, and to original equipment manufacturers ("OEM") as specified components, with the majority of our revenue coming from replacement channels. Our products are used in applications across numerous end markets, including automotive replacement, automotive OEM, diversified industrial, industrial off-highway, industrial on-highway, energy and resources, and personal mobility. Our net sales have historically been, and remain, highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. We sell our products globally under the Gates brand, which is recognized by distributors, equipment manufacturers, installers and end users as a premium brand for quality and technological innovation; this reputation has been built over more than 110 years since Gates' founding in 1911.

Within the diverse end markets we serve, our highly engineered products are often critical components in applications for which the cost of downtime is high relative to the cost of our products, resulting in the willingness of end users to pay a premium for superior performance and availability. These applications subject our products to normal wear and tear, resulting in natural, and often preventative, replacement cycles that drive high-margin, recurring revenue. Our product portfolio represents one of the broadest ranges of power transmission and fluid power products in the markets we serve, and we maintain long-standing relationships with a diversified group of well-known customers throughout the world. As a leading designer, manufacturer and marketer of highly engineered, mission-critical products, we have become an industry leader across most of our end markets and the regions in which we operate.

Gates' business is well-balanced and diversified across products, channels and geographies, as highlighted in the following charts showing breakdowns of our Fiscal 2024 net sales of $3,408.2 million.



Our History

In 1911, Charles Gates, Sr. purchased the Colorado Tire and Leather Company, a manufacturer of steel-studded bands of leather that attached to wheels to extend their life. In 1917, the Company commercialized the V-belt, which used rubber and woven threading instead of rope belts, which were more commonly used at that time. In 1963, we built the first of many international facilities in Erembodegem, Belgium, followed by Jacarei, Brazil, in 1973. In 1986, we acquired the Uniroyal Power Transmission Company, which included a controlling interest in a joint venture that laid the groundwork for Gates' growth in the Asia-Pacific region.

In 1996, Gates was acquired by a publicly held conglomerate based in the United Kingdom ("U.K."), Tomkins plc, which was itself acquired in 2009 by Onex Partners and the Canada Pension Plan Investment Board, who proceeded to divest certain of Tomkins plc's businesses under a new parent entity, Pinafore Holdings B.V. Gates was acquired by certain investment funds affiliated with Blackstone Inc. ("Blackstone") in July 2014 and in 2015 established a new executive leadership team with Ivo Jurek as Chief Executive Officer. In January 2018, Gates completed an initial public offering ("IPO"), listing on the New York Stock Exchange ("NYSE").

Our Solutions

We operate our business on a product-line basis through our two reporting segments - *Power Transmission* and *Fluid Power*. See Note 4 to our audited consolidated financial statements included elsewhere in this report for additional information.

We sell our products under the Gates brand in all of the geographies and end markets we serve, as well as under select customer brands in certain markets. Our Power Transmission segment includes elastomer drive belts and related components used to efficiently transfer power in a broad range of applications. Power transmission products represented approximately 62% of our total net sales for Fiscal 2024. Our Fluid Power segment includes hoses, tubing and fittings designed to convey hydraulic fluid at high pressures in both mobile and stationary applications, and other high-pressure and fluid transfer hoses. Our fluid power products represented approximately 38% of our net sales for Fiscal 2024.

Our power transmission and fluid power products are often critical to the functioning of the equipment, process or system in which they are components, such that the cost of downtime or potential equipment damage is high relative to the cost of our products. Our products are therefore replaced not only as a result of normal wear and tear, but also pre-emptively as part of ongoing, normal maintenance to the broader system.

We have a broad portfolio of both power transmission and fluid power products in the end markets we serve. We have a long history of focusing on customer engagement and training, driving product innovation and providing best-in-class order fulfillment services.

Power Transmission. Our power transmission solutions transfer power, convey materials and provide motion control. They are used in applications in which belts, chains, cables, geared transmissions or direct drives transfer power from an engine motor or other source of mechanical power to another part or system. Our belts are made of highly engineered polymer formulations, fabrics or textiles (made from a variety of polymer or natural fibers) and embedded cords for reinforcement (which may be made from polymers such as polyesters or aramids, fiberglass or high performance carbon fibers). Many of these materials are proprietary to Gates. Within our Power Transmission segment, we offer solutions across the following key application platforms:

- *Stationary drives:* fixed drive systems such as those used in a factory driving a machine or pump, on a grain elevator driving the lift auger or in a distribution center driving automated equipment such as conveyor lines or robotic picking machines;

- *Mobile drives:* drives on a piece of mobile machinery such as the threshing and separation drives on a combine harvester;

- *Engine systems:* synchronous drives and related components for cam shaft drives, auxiliary drives and asynchronous accessory drives for air conditioning ("A/C") compressors, power steering, alternators and starter/generator systems; and

- *Personal mobility:* drives on motorcycles, scooters, bicycles, both traditional and electric, as well as on snowmobiles and other power sports vehicles that are used to transfer power between the power source and the drive wheel(s) or track.

Customers choose power transmission solutions based on a number of factors, including application requirements such as load, speed, gear ratio, temperature, operating environment, ease of maintenance, noise, efficiency and reliability, as well as the support they receive from their suppliers, including application-specific engineering services. Belt-based drive systems have many advantages over other alternatives, as they are typically clean, low-maintenance, lubrication-free, quiet with low-vibration, lightweight, compact, energy-efficient, durable and reliable.

Belt-based power transmission drives typically consist of either a synchronous belt (such as a timing belt) or an asynchronous belt (such as a V-belt, continuously-variable transmission ("CVT") belt or Micro-V® belt) and related components (sprockets, pulleys, mechanical water pumps, tensioners or other accessories). In addition, we also manufacture metal drive components and assemble certain product kits for the automotive replacement channel.

Asynchronous Belts. Asynchronous belts are our highest-volume products and are used in a broad range of applications. We were a pioneer in the design and manufacturing of V-belts, which draw their name from the shape of their profile. We also manufacture "ribbed" V-belts, which are belts with lengthwise V-shaped grooves, which we market under the Micro-V® name. This design results in a thinner and narrower belt for the same drive performance, making it more flexible and offering improved efficiency.

In industrial end markets, asynchronous belts have a wide variety of applications, including use in pump drives, manufacturing lines, HVAC systems, industrial, truck, bus and marine engines, forestry and mining equipment and many other applications. CVT systems often found in scooters, power sports vehicles and a variety of industrial applications use a specialized V-belt known as a CVT belt. In automotive applications, our asynchronous belts perform functions that include transferring power from the crankshaft to accessory drive components such as the alternator, A/C compressor, power steering system, water pump and, in some vehicles, a belt/ starter generator system used in start/stop accessory drive systems to improve fuel economy.

Recently, Gates introduced a new Micro-V® platform for engine accessory drive systems. The combination of newly developed material compounds and product design utilizes less material, reduces belt weight and results in lower bending stiffness. These improvements enable tighter pulley configurations and reduced drive bending losses as compared to previous belt technologies; lower losses result in benefits such as reduced energy consumption, CO_2 emissions and heat generation. Additionally, Gates expanded its G-Force product portfolio by introducing the G-Force Workhorse CVT belt for specialty and recreation vehicles. The G-Force Workhorse belt offers more longevity and increased compatibility for end users relative to its predecessor. In 2024, we launched our Quad Power 4 in North America. Quad Power 4 is a maintenance-free, bandless V-belt that utilizes minimal stretch cord technology and is designed to extend product life and eliminate downtime. We also launched timing chain component kits in the United States and India supporting a wide array of vehicles in operation, enhancing value and convenience for both service technicians and consumers.

Synchronous Belts. Synchronous belts, also known as timing belts, have molded teeth and run over matching toothed pulleys or sprockets. Synchronous belts experience no slippage and are often used to transfer high levels of power or to control motion for indexing or timing purposes, as well as for linear positioning and positive drive conveying. They are typically used instead of chains or gears and we believe they have a number of advantages over these alternatives, including less noise, no need for lubrication, improved durability and performance and a more compact design.

Examples of industrial applications include use in HVAC systems, food processing and bottling plants, mining and agricultural equipment, automated warehouse systems and robotics. Our synchronous belts are also utilized in personal mobility vehicles, including both traditional and electric motorcycles, bicycles and scooters, applications in which clean, quiet performance is often valued. In automotive applications, our synchronous belts are used to synchronize the rotation of the engine crankshaft with the camshaft in a valve train system, as well as in electric power steering, parking brake and accessory drive systems which are present in internal-combustion, hybrid and electric vehicles.

In recent years, Gates launched the Carbon Drive CDC® synchronous belt designed for commuter bicycle applications, and in Fiscal 2022 Gates launched the Carbon Drive Moto X5 synchronous belt designed specifically for mid-motor, sit-down electric scooters and motorcycles typically found in commuting applications in the rapidly evolving Asian market. In Fiscal 2022, Gates launched an updated version of Gates Design Power, an award-wining new digital toolkit consisting of six modules, including four all-new applications and substantially upgraded versions of well-known Gates digital tools, Design IQ™ and Design Flex Pro™. Among the all-new programs is the industry-first Mobility Drive Analysis tool aimed at making it easier for engineers from bicycle, scooter, motorcycle, and power sports OEMs to design Gates' clean, quiet, durable and low-maintenance Carbon Drive belt systems into their next-generation vehicles to further accelerating conversion from chain and other technologies. In Fiscal 2023, Gates launched the mobile version of Gates Design Power, putting advanced digital design tools to support the engineering of belt drive systems on customers' mobile devices.

Metal Drive Components. We source, manufacture and sell tensioners, idlers, pulleys, sprockets and other components used in belt drive systems. These products are designed and engineered to work efficiently with our belts. Tensioners are devices that maintain a constant tension in the belt drive system, thereby ensuring proper function and preventing loss of power or system failure. Tensioners typically employ a spring-loaded arm and a damping mechanism to help control tension in a belt drive system. Idlers, which sometimes also perform as tensioners, are used to take up extra belt length. Gates' pulleys and sprockets are designed to optimize the performance and working service life of the belt drive system.

Kits. Our kits for the automotive replacement channel include all of the parts needed by an automotive service shop to perform a replacement of one or more of our products. Kits are created for specific vehicle makes and models and typically include belts, tensioners and idlers, and will sometimes also include water pumps, which are often replaced simultaneously with a timing belt due to the relatively high labor component in the total cost of a typical replacement. Our kits are convenient for service technicians as they eliminate the need for more complicated product sourcing and provide a more efficient replacement job. On a comparable quantity basis, kits typically sell at a premium to a loose belt and the individual related components.

Our power transmission products are used in a broad range of applications in end markets including: automotive replacement and OEM, diversified industrial, industrial off-highway, industrial on-highway, energy and resources, and personal mobility. The majority of our Fiscal 2024 net sales came from replacement channels, which provide high-margin, recurring revenue streams and are driven by attractive market trends. The bulk of our power transmission replacement business resides in developed regions, in which a large, aging installed base of equipment follows a natural maintenance cycle and is served by well-established distribution channels. For example, a combine harvester can have over 25 high-performance belts that are typically replaced at regular intervals, depending on wear and tear, with end users having access to replacement parts through a large network of distributors. Similarly, in the mature automotive aftermarkets such as North America and Europe, maintenance intervals are well defined, and miles (or kilometers) driven per vehicle and the average vehicle age have generally been increasing, leading to more wear and tear on vehicles. A smaller portion of our power transmission replacement business is generated in emerging markets, which generally have a smaller base of installed equipment and relatively nascent distribution channels. As they continue to develop, these replacement channels in emerging markets represent a significant long-term opportunity for growth. In addition to our power transmission replacement business, we also serve a wide variety of well-known OEM customers across all of our end markets.

Fluid Power. Our fluid power solutions are used in applications in which hoses and rigid tubing assemblies either transfer power hydraulically or convey fluids, gases or granular materials from one location to another. Within our Fluid Power segment, we offer solutions across the following key application platforms:

- *Stationary hydraulics:* applications within stationary machinery, such as an injection molding machine or a manufacturing press;

- *Mobile hydraulics:* applications used to power various implements in mobile equipment used in construction, agriculture, mining and other heavy industries;

- *Vehicle systems:* applications in thermal management, emissions reduction, turbocharger, air intake and other systems for electric, hybrid and internal combustion passenger and commercial vehicles; and

- *Other industrial:* applications in which hoses are used to convey fluids, gases or granular material across several industries such as food and beverage, other process industries, oil and gas drilling and refining, and data centers.

Customers choose fluid power solutions based on a number of factors, including application-specific product performance parameters such as pressure and temperature ratings, corrosion and leak resistance, weight, flexibility, abrasion resistance and cleanliness, as well as compliance with standards and product availability. Attributes associated with the supplier, including brand, global footprint and reputation for reliability, quality and service, are also considered.

Hydraulics. Our hydraulics product line is comprised of hoses, couplings, tubing and fittings, offered either as standalone products or completed assemblies. Our hydraulic products are key components of hydraulic systems in both stationary and mobile equipment applications across end-markets such as construction, agricultural and forestry equipment, as well as in a wide range of manufacturing applications. We provide a full selection of hose sizes and construction types for use in a wide variety of operating requirements and conditions. Hydraulic hoses are made of elastomers reinforced with steel wire or a textile-based yarn, and typically operate at very high pressures, often in extreme environmental conditions. These products are designed for applications that require high levels of quality and durability. In Fiscal 2024, we launched the PRO™ Series ProFlex™ hydraulic hose, which can be applied in a variety of applications while offering lighter weight and more flexibility relative to the key competition.

Our hydraulic couplings, fittings and tubing are engineered to match the product performance of our hydraulic hoses. The high-pressure nature of hydraulic systems requires that these products have high levels of performance similar to those found in our hydraulic hoses. The ultimate performance of a hydraulic assembly, in which our products function as part of a hydraulic circuit, depends not only on how well the components are made, but also on how well they complement each other. Our hydraulic fittings are manufactured in a wide assortment of sizes and configurations to ensure we meet the wide range of installation requirements in these systems. We also provide Gates-engineered and third-party crimping systems to ensure a proper interface is obtained between our hoses and these metal components to create high-quality, robust hydraulic assemblies.

In recent years, Gates introduced a new premium product family consisting of hydraulic hoses that are lighter weight and more flexible. Made with a high-performance reinforcement and robust, abrasion-resistant cover, the MXT line of hydraulic hose is comprised of universally applicable, high-performance products that meet the needs of a wide range of applications. Subsequently, we launched the MXG line of hydraulic hose, a flexible, light-weight solution with increased durability and temperature performance, designed to replace conventional spiral hoses typically used in the most demanding applications. We continue to broaden the MXT and MXG product lines. We also launched a smart e-crimper, which is a machine used to attach fittings to hydraulic hoses. In addition to convenient, web-enabled access to training content and product crimp specs, this new crimper can be used with Gates' intuitive mobile eCrimp app. In Fiscal 2022, we launched the ProV hose family in Europe, which is an addition to our Pro Series product portfolio that leverages technologies developed and first launched in our MXT and MXG product lines.

Thermal and Emissions Management. Our thermal and emissions management and related products perform a variety of fluid conveyance, emissions reduction and efficiency improvement functions in electric, hybrid and internal combustion passenger and commercial vehicles. In electric applications, Gates offers hose and electric water pump solutions for the thermal management system regulating the battery, inverter, motor(s) and passenger compartment. In internal combustion applications, Gates primarily provides thermal management hose and water pumps for engine cooling, selective catalytic reduction hoses that are part of systems that reduce harmful emissions from diesel engines and hoses for functions that improve air intake and engine efficiency. In Fiscal 2021, we launched a new line of ThermalPro electric water pumps for OEM and aftermarket applications, broadening Gates presence in hybrid and battery electric vehicle as well as other thermal management applications like data center cooling.

Industrial Hose. Our industrial hoses are used to transfer a wide range of substances - chemicals, food, beverages, petroleum, fuels, bulk materials, water, steam and air - to meet the requirements of a diverse range of applications, including manufacturing, mining, oil and gas drilling, marine, agriculture, industrial cleaning, construction, and liquid-cooled data centers. Our application engineering teams work with customers to assist them in selecting the appropriate hose solution to safely meet their operational needs. We leverage our materials science expertise to design hoses that perform at varying pressures and levels of resistance to chemicals, oil, abrasion, ozone, flame and both hot and cold temperatures. For performance in extreme environments, many of our industrial hoses feature both crush-resistant and flexible designs. Gates industrial hoses are highly engineered to meet or exceed a multitude of industry standards and certifications, and are offered in a range of diameters, lengths and colors to allow customers to differentiate the hoses in applications. In Fiscal 2024, we introduced our Data Master™ line of hoses designed to support liquid-cooled data centers. During the year, we also launched our Clean Master™ Plus line of pressure washer hoses, which is meaningfully more flexible and lighter relative to traditional 6,000 psi hoses. We also offer a wide range of couplings to provide complete assembly solutions.

Our fluid power products are used in numerous applications in end markets including automotive replacement and OEM, diversified industrial, industrial off-highway, industrial on-highway, and energy and resources. The largest portion of our Fiscal 2024 fluid power revenue came from replacement markets. Within these replacement markets, the majority of our revenue came from industrial applications.

Our Diverse End Markets

Our products play essential roles in a diverse range of applications across a wide variety of end markets including the following:

- automotive replacement and OEM end markets;

- diversified industrial applications from automated manufacturing and logistics systems to everyday consumer applications such as printers, power washers, automatic doors and vacuum cleaners;

- industrial off-highway applications such as agriculture and construction;

- industrial on-highway commercial vehicles such as heavy-duty trucks and buses;

- energy and resources markets such as oil, gas and mining; and

- personal mobility such as scooters, motorcycles, bicycles, all-terrain vehicles (ATVs) and snowmobiles.

Our net sales have historically been, and remain, highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. Key indicators of our performance include manufacturing Purchasing Managers' Index, industrial production, industrial sales and manufacturer shipments.

Our products are sold in over 130 countries across our four commercial regions: (1) the Americas; (2) Europe, Middle East & Africa ("EMEA"); (3) Greater China; and (4) East Asia & India. We have a long-standing presence in each of these regions.

Our Channels

We sell our power transmission and fluid power products both as replacement components and as specified components on original equipment to customers worldwide. During Fiscal 2024, approximately 68% of our net sales were generated from replacement channels and 32% from OEM channels globally. Our mix of replacement channel sales to OEM sales varies by region based on our market strategy and the maturity of the equipment fleet and channel. For example, in emerging markets such as China and India, replacement channels are developing. We believe that enhancing our brand visibility, including through our OEM presence in these emerging markets will allow us to better develop the replacement channels as they mature over time. By contrast, in North America and EMEA, where there are long-established replacement markets, approximately 71% and 74% of our Fiscal 2024 net sales, respectively, were derived from these higher-margin replacement channels.

Replacement. The majority of our sales are generated from customers in replacement channels, who primarily serve a large base of end users with installed equipment that follows a natural maintenance cycle. Our ability to help replacement channel partners maximize revenue is an important part of our value proposition. These customers miss sales opportunities if a required product cannot be obtained quickly, either from a short-lead time order or on-hand inventory.

In addition to our products, we offer digital tools and other content to distributors, installers and end users of equipment containing our products. We also assist with customer training on product installation and early identification of wear-and-tear on components, which helps drive sales for our channel customers while mitigating the risk of equipment failure for end users.

OEM. We work closely with our OEM customers by providing application engineering expertise to assist them with equipment design and selecting the right products to optimize performance. Close interactions between our research and development ("R&D") organization and customer technical teams provide input into our innovation and product development processes. We selectively participate in OEM projects, focusing on opportunities where we are able to differentiate with technology and innovative solutions.

Customers

We maintain long-standing relationships with many customers, who range from regional or local distributors to large, global multinational distributors and OEMs. No single customer accounted for more than 10% of our Fiscal 2024 net sales.

Sales and Marketing and Distribution Organization

Our sales and distribution operations are structured to serve our customers efficiently across the globe. We have field representatives who possess local knowledge of customers and their product and application requirements, as well as established distribution networks in each region, giving us the capability to usually meet our customers' product availability needs on short lead times.

Manufacturing

Our commercial capabilities are complemented by our "in-region, for region" manufacturing footprint, which generally allows us to manufacture products in close proximity to our customers around the world. This model also yields advantages in supply resiliency, avoidance of long logistics routes and associated greenhouse gas ("GHG") emissions and foreign exchange/tariff costs. We have power transmission and fluid power operations in each commercial region and typically manufacture products for both OEM customers and replacement customers in the same factory, which provides for sharing of raw material inputs, improved factory loading and demand leveling, as well as optimization of capital expenditures. We operate manufacturing facilities and service centers as well as several major technical centers giving us a presence in 31 countries throughout the world. Our in-country deployment of manufacturing and technical resources gives us the capability to meet customer needs rapidly and satisfy regional variations in product preference, while our scale allows us to service global customers on a world-wide basis.

Competition

We operate in competitive markets and industries that are very fragmented. Consequently, we have many competitors across our various markets and product offerings. These competitors and the degree of competition vary by product line, geography, end market and channel. Our global presence and the importance of product availability make it difficult for smaller, regional and low-cost country manufacturers to penetrate our markets. We generally differentiate ourselves on the basis of product performance and quality, innovation, breadth of portfolio, customer support and training, service level, fill rates and product availability.

Research, Development and Intellectual Property

Advanced R&D is performed primarily at certain R&D centers in the U.S. and Western Europe. These teams focus on developing advanced materials, product constructions and manufacturing processes in support of new and improved products. We also have commercialization and field application engineering teams in all of our regions that are located close to customers in support of their businesses.

As of December 28, 2024, we held more than 2,200 patents and patent applications and 3,500 trademarks in various jurisdictions, and have elected to protect a variety of technologies and processes as trade secrets. While no individual patent or group of patents, taken alone, is considered critical to our business, collectively our patents and trademarks provide meaningful protection for our products and technical innovations.

Materials and Suppliers

We use a wide variety of materials, resulting in a highly diversified mix of inputs, which are sourced from a variety of suppliers around the world. Generally, we seek to obtain materials in the regions where our products are manufactured to minimize lead times, as well as transportation and other costs. We continually seek to manage commodity and raw material costs using various strategies, including working with our customers and suppliers on pricing and costs, exploring material substitution opportunities, combining purchase requirements across regions and changing or qualifying new suppliers when appropriate.

Government Regulation

Our operations, products and properties are subject to extensive U.S. and foreign federal, state, local, and provincial laws, regulations and executive actions, including those related to health, safety and environment ("HSE") protection, such as laws and regulations governing air emissions, wastewater discharges, waste management and disposal, substances in products and workplace health and safety as well as the investigation and clean-up of contaminated sites, laws, regulations and executive actions governing trade control laws, anti-corruption laws, data protection and privacy laws. Under certain environmental laws, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners, lessees or operators or on persons who may have sent waste to that facility for disposal. We are currently performing environmental investigations and/or remediation at a number of former and current facilities in the U.S. and Canada and are incurring costs in relation to a number of offsite waste disposal sites. For more information, see "Item 1A. Risk Factors - Risks Related to Legal and Regulatory Matters".

Human Capital

As of December 28, 2024, we employed approximately 14,100 full time employees worldwide. Approximately 6,200 of our employees are in North America, 4,300 in EMEA, 2,900 in Greater China and East Asia & India, and 700 in South America. Approximately 66% of our work force consists of production employees, while approximately 25% of our global workforce was female and 75% male. Of approximately 1,500 managerial employees, 21% were female, and 40% of our executive officers were female.

Some of our employees are members of labor unions, and over many years we have been able to maintain successful relationships with the unions and employment organizations. To date, employee relations have been flexible and constructive as we continue to pursue lean manufacturing improvements in our plants. Gates employs agency contractors, temporary employees and contract employees as a relatively small percentage of our workforce. The number of associates in these categories typically varies with demand on our factories and distribution centers. Gates employs a small number of part-time associates across the globe.

Oversight and Governance

Our Board, with support from its compensation committee, actively oversees the Company's human capital management. This includes reviewing the Company's workforce overview, stock incentive plans, talent acquisition and retention performance, leadership and talent development programs, executive and critical role development planning, employee engagement, culture, and diversity, equity & inclusion initiatives. Additionally, the Board and its compensation committee manage continuity planning, including evaluating succession plans for the CEO and other executive officers.

Health and safety

We prioritize our employees' well-being, recognizing that our commercial success is closely tied to a safe and healthy workforce. To this end, we are dedicated to responsible business practices, guided by the Gates Global HSE Standards Manual. Our goal is to achieve zero injuries and maintain an incident-free workplace. We've made significant strides towards this objective through targeted risk reduction, enhanced case management, increased accountability for corrective actions, and more effective safety observation programs.

Total rewards

Our compensation philosophy aims to attract, motivate, reward, and retain top-tier employees who can generate and maintain long-term value for our shareholders. We provide competitive and equitable compensation and benefit programs that appropriately reward employees for their contributions to our success. Globally, we provide opportunities for eligible employees to earn short-term and long-term incentive awards, including manufacturing incentive programs for many of our production employees.

Employee development and training

To attract, develop, engage and retain the best talent, we invest in our employees and focus on building a workplace and culture that drives innovation, embraces diverse perspectives, encourages collaboration, fosters well-being, and enables growth and opportunity. We empower employees to own their careers and unlock their potential to position us to effectively deliver on priorities with real world application. Our development programs are focused on helping employees build the knowledge and skills needed to support current business priorities and secure future business success. Gates supports a culture of continuous learning and encourages employees to pursue internal and external educational opportunities as part of their professional development path.

In 2024, we streamlined our Performance & Talent process and launched a new year-end review process that includes evaluating employee annual performance, assessing learning agility and potential to grow their career. We reduced our annual processes and aligned compensation to recognize the potential of our employees as well as their performance. Additionally, this streamlined process provides greater focus on succession and development plans to help employees achieve their career goals. Our global mentoring program facilitates knowledge transfer between mentors and mentees and fosters a diverse and inclusive culture. For our production employees, we offer skills-based training and certification opportunities.

Diversity, equity and inclusion

Our inclusive environment fosters adaptability, innovation, and creativity, enabling us to deliver the most relevant, innovative, and trusted products and services. This is vital for our continued success and helps unlock the full potential of our employees, customers, partners, and communities.

We recognize that an engaged workforce directly enhances the value we provide to our customers and strengthens the connections we build in the communities where we live and operate. As a global company, we celebrate local, relevant, and meaningful events that allow colleagues to share their expertise and cultures with one another. In 2024, as part of our ongoing efforts to raise awareness of the importance of diversity, equity and inclusion, each region developed action plans and strategies to improve gender diversity. Key highlights of these plans include promoting inclusive hiring practices, offering training on unconscious bias, forming strategic partnerships with schools and organizations, participating in networking events, implementing blind resume reviews, and ensuring diverse interview panels.

Our three Business Resource groups participated in a variety of events throughout 2024, where they shared ideas, experiences, and insights to strengthen our community and elevate a diverse and inclusive workforce.

Additionally, the charter for our Board's Nominating and Governance Committee mandates the committee review and recommend the Board's composition and size. This ensures the Board possesses the necessary expertise and includes members with diverse and independent backgrounds.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. Our SEC filings are also available on our website, free of charge, at http://investors.gates.com as soon as reasonably practicable after they are filed with or furnished to the SEC.

We maintain an internet site at http://www.gates.com. We use our website as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and public conference calls, and webcasts. In addition, you may automatically receive email alerts and other information about Gates when you enroll your email address by visiting the "Investor Resources—Email Alerts" section of our website at investors.gates.com/investor-resources. Our website and the information contained on or connected to that site are not incorporated into this report.

Item 1A. Risk Factors

The risk factors noted in this section, and other factors noted throughout this annual report, describe certain risks and uncertainties that could cause our actual results to differ materially from those contained in any forward-looking statement and should be considered carefully in evaluating our company and our business.

In the ordinary course of our business, we face various strategic, operating, compliance and financial risks. These risks could have a material impact on our business, financial condition and results of operations. We have implemented our Enterprise Risk Management ("ERM") process to identify and address significant risks. Our ERM process is a company-wide initiative that is designed with the intent of prioritizing risks and allocating appropriate resources to address such risks.

Management has identified and prioritized critical risks based on the severity and likelihood of each risk and assigned risk owners to address each major identified risk area and lead action plans to monitor and mitigate risks, where possible. Our Board provides oversight of the ERM process and regularly reviews identified critical risks. The Audit Committee of our Board also reviews major financial risk exposures and the steps management has taken to monitor and control them.

Our goal is to proactively manage risks in a structured approach and in conjunction with the strategic planning process, with the intent to preserve and enhance shareholder value. However, these and other risks and uncertainties could cause our results to vary materially from recent results or from our anticipated future results. The risk factors and uncertainties described below, together with information incorporated by reference or otherwise included elsewhere in this annual report, should be carefully considered. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Economic and Market Conditions

We are subject to economic, political and other risks associated with international operations that could adversely affect our business and our strategy to capitalize on our global reach.

A substantial portion of our operations are conducted and located outside the U.S. For Fiscal 2024, approximately 63% of our net sales originated from outside of the U.S. We have manufacturing, sales and service facilities spanning six continents and sell to customers in over 130 countries. Moreover, a significant amount of our manufacturing functions and sources of our raw materials and components are from emerging markets such as China, India and Eastern Europe. Accordingly, our business and results of operations, as well as the business and results of operations of our vendors and customers, are subject to risks associated with doing business internationally, including:

- changing economic conditions in the global and regional end markets we serve, which could impact the level of demand for our products, as a portion of our revenues are derived from customers in cyclical industries that typically are adversely affected by downward economic cycles;
- macroeconomic factors beyond the Company's control, such as recent significant volatility around inflation, material and logistics availability, supply chain and labor challenges;
- political, social or economic instability, civil unrest, terrorist attacks, conflicts or war (such as the ongoing conflicts in Eastern Europe and the Middle East), public health crises (including pandemics), natural disasters (including as a result of climate change), widespread cybersecurity incidents, and other catastrophic events may disrupt economic activities (including demand for and production and distribution of our products) and our workforce in affected countries or globally;
- trade wars and the imposition of additional sanctions, tariffs or other trade restrictions or embargoes, as well as import and export licensing and control requirements;
- volatility of global financial markets, including interest rate fluctuations and hyperinflation or deflation in the countries in which we operate;
- exchange rate fluctuations, as well as currency restructurings, the imposition of currency restrictions, and limitations on repatriation of earnings, that could affect our ability to realize a profit or our ability to readily access global cash balances;
- partial or total expropriation by local, state or national governments;
- compliance with or effect of complying with complex and changing laws, regulations and policies of foreign governments, including differing and, in some cases, more stringent labor, sustainability, environmental, social, and governance ("ESG") and HSE-related regulations as well as limitations on our ability to enforce our legal rights and remedies;

- differing local product preferences and product requirements; and

- difficulties involved in staffing and managing widespread operations, including challenges in enforcing corporate policies, which may be different than the normal business practices of local cultures.

The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable. Certain regions, including Latin America, Asia, Eastern Europe, the Middle East and Africa, are generally more economically and politically volatile than the U.S. and as a result, our operations in these regions could be subject to more significant or frequent fluctuations in sales and operating income. Because a significant percentage of our operating income in recent years has come from these regions, adverse fluctuations in the operating results in these regions could have a material adverse impact on our results of operations in future periods. Further, our industry has been impacted by the ongoing uncertainty surrounding tariffs and international trade relations, and it is difficult for us to predict future trade measures and the impact they will have on our business and operations. For example, in early 2025, the U.S. presidential administration threatened or imposed tariffs on imports from various countries, including China, Mexico, and Canada. In response, some of these countries threatened or announced tariffs on imports from the U.S. The extent to which these threats will be enacted and the duration for which enacted tariffs will be in place remain uncertain and could lead to economic decline in affected countries, which could negatively impact demand for our products. Moreover, if our products are subject to tariffs, we may be impacted to a greater degree than our competitors who operate in countries that are not subject to tariffs, placing us at a disadvantage. We have significant manufacturing operations in Mexico and, to a lesser degree in Canada, China and other countries, that supply products to U.S. customers. We also export products from the U.S. to these and other countries. As a result, future U.S. tariffs on imports and retaliatory tariffs could increase the cost of, and reduce demand for, our products, which may materially adversely affect our results of operations.

While we have adopted certain operational and financial measures to reduce the risks associated with doing business internationally, such measures may not be successful and any one of the risks listed above may have a material adverse effect on our financial condition and results of operations.

We may be unable to obtain raw materials or other manufacturing inputs at favorable prices in sufficient quantities, or at the time we require them.

We purchase our energy, steel, aluminum, rubber-based materials, chemicals, polymers and other key manufacturing inputs from outside sources. We do not traditionally have long-term pricing contracts with raw material suppliers. The costs of these raw materials have been volatile historically and are influenced by factors that are outside of our control, including the imposition of tariffs. In recent years, the prices and availability of energy, metal alloys, polymers and certain other of our raw materials have fluctuated significantly, exacerbated by inflation and global disruptions such as the Russia-Ukraine conflict. If we are unable to pass increases in the costs of our raw materials on to our customers on a timely basis or at all, maintain current pricing, or are otherwise unable to offset these cost increases, our operating margins and results of operations may be materially adversely affected.

Additionally, our businesses compete globally for raw materials and key production inputs. The availability of qualified suppliers and of key inputs may be disrupted by market disturbances or any number of geopolitical factors, including political unrest and significant weather events. Such disruptions may require additional capital or operating expenditures by us or force reductions in our production volumes. In the event of an industry-wide general shortage of certain raw materials or key inputs, or a shortage or discontinuation of certain raw materials or key inputs from one or more of our suppliers, we may not be able to arrange for alternative sources of certain raw materials or key inputs. Any such shortage may materially adversely affect our competitive position versus companies that are able to better or more cheaply source such raw materials or key inputs.

We may experience adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key channel partners.

Certain of our businesses sell a significant amount of their products to key channel partners, including distributors, which have valuable relationships with end users. Some of these channel partners may also sell our competitors' products, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these channel partners, or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect our business, financial condition and results of operations. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, such as destocking, can also significantly impact our results of operations in any given period.

Risks Related to Our Business and Industry

We are dependent on the continued operation of our manufacturing facilities, supply chains, distribution systems and information technology systems, and a major disruption or closure, including as a result of a catastrophic event, could have a material adverse effect on our business.

If any of our manufacturing facilities, supply chains, distribution systems or technology systems were to experience a catastrophic loss or ongoing closure or disruption due to adverse weather or natural disasters (including as a result of climate change), labor unrest, public health crises such as pandemics, terrorist attacks or armed conflicts, cyberattacks, power loss, telecommunications failure, significant mechanical failure of our equipment or other catastrophic event or government responses thereto, it could adversely affect our employees, data centers or critical business of information technology systems, our ability to produce and distribute our products or conduct normal business operations, and our reputation and, ultimately, result in a potential loss of customers and sales or significantly increased operating costs, including large repair and replacement expenses. These risks could be exacerbated to the extent our disaster recovery plans do not adequately address the event.

The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against losses. Additionally, we have in the past and may in the future make investments in new or existing manufacturing facilities that could lead to disruption or closure, or to consolidate manufacturing facilities to adapt our production capacity to changing market conditions. The costs of such disruptions or closures may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to accurately forecast demand or meet significant increases in demand for our products.

Certain of our businesses operate with short lead times, and we order raw materials and supplies and plan production based on discussions with our customers and internal forecasts of demand. If we are unable to accurately forecast demand for our products, in terms of both volume and specific products, or react appropriately to abrupt changes in demand, we may experience delayed product shipments and customer dissatisfaction. If demand increases significantly from current levels, both we and our suppliers may have difficulty meeting such demand, particularly if such demand increases occur rapidly. Additionally, we may carry excess inventory if demand for our products decreases below projected levels. Failure to accurately forecast demand or meet significant increases in demand could have a material adverse impact on our business, financial condition and operating results.

We have taken, and continue to take, cost-reduction and other restructuring actions that may expose us to additional risk and we may not be able to maintain the level of cost reductions that we have achieved.

We have been implementing cost reduction and restructuring actions in all of our businesses, such as our ongoing footprint optimization plan, and have discontinued product lines, consolidated or relocated manufacturing operations and reduced our employee population in some locations. The impact of these cost-reduction and restructuring actions on our sales and profitability may be influenced by many factors and we may not be able to maintain the level of cost savings that we have achieved. In connection with the implementation and maintenance of our cost reduction and restructuring measures, we may face delays in anticipated workforce reductions, a decline in employee morale and a potential inability to meet operational targets due to an inability to retain or recruit key employees.

Our revenue growth may be dependent on market acceptance of new product introductions and product innovations.

The markets in which we operate, or seek to operate, are subject to technological change and, in some cases, developing. Our long-term operating results depend upon our ability to continually develop, introduce, and market new and innovative products, to modify existing products, to respond to technological change, and to customize certain products to meet customer requirements and evolving sustainability and industry standards. The development of new product introductions and product innovations may require significant investment by us. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change (including those related to the utilization of artificial intelligence) or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. For example, the increased adoption of electric vehicles and demand for data centers may result in application requirements that are not supported by our current technologies. If we are unable to adapt to these changes, our business and results of operations may be adversely affected.

Longer lives of parts used in our end markets may adversely affect demand for some of our replacement products.

The average useful life of certain parts used in our end markets has increased in recent years due to innovations in technologies and manufacturing processes. Extending the life or durability of these parts may allow end users to replace parts less often depending on operating conditions. As a result, a portion of our sales in replacement markets may be displaced. If this trend continues, it could adversely impact our replacement market sales.

Competition in the replacement market in emerging markets may limit our ability to grow in those markets.

In emerging markets such as China, India, and Eastern Europe, the replacement markets are still nascent as compared to those in more developed nations. In these markets, we have focused on establishing brand visibility, including by building a OEM presence in the end markets we serve. However, as the replacement markets in these regions grow, our products may not be selected as the replacement product based on local market requirements and other competitive factors, and there may be a material adverse effect on our replacement end market growth potential in these emerging markets.

We may pursue strategic transactions, including acquisitions, divestitures, joint ventures, strategic alliances or investments, which could create risks and present unforeseen integration obstacles or costs.

We consider strategic transactions on an ongoing basis, and regularly discuss potential acquisitions of complementary businesses or assets to expand our product portfolio and geographic presence, certain of which may be material. Strategic transactions, particularly investments in emerging markets, involve legal, economic, operational and political risks. We also encounter risks in the selection of appropriate investment and disposal targets, negotiation and execution of transactions, and integration of acquired businesses or assets.

Our efforts to integrate acquired businesses or assets could be affected by a number of factors beyond our control, such as general economic conditions and increased competition. In addition, the process of integrating these businesses or assets could cause the interruption of, or loss of momentum in, the activities of our existing business, diversion of management's attention, disruption as a result of infrastructure and information technology conversions, and other challenges, such as difficulty integrating key personnel and retaining customers and suppliers.

Pursuing strategic transactions could involve the use of a substantial amount of cash, assumption of liabilities and indemnification obligations, costly regulatory requirements, incurrence of a substantial amount of debt or issuance of a substantial amount of equity, and we may not be able to recoup our investment or achieve the synergies and economic benefits that we anticipated. Failure to successfully identify, consummate or integrate strategic transactions in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operation.

We have investments in joint ventures that limit our ability to manage third-party risks associated with these ventures.

We have investments in joint ventures that may involve risks such as the possibility that a co-venturer in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. Actions by a co-venturer or other third party could expose us to claims for damages, financial penalties and reputational harm, any of which could adversely affect our business and operations. In addition, we may agree to guarantee indebtedness incurred by a joint venture or provide standard indemnifications to lenders for loss liability or damage occurring as a result of our actions or actions of the joint venture. Such a guarantee or indemnity may be on a joint and several basis with a co-venturer, in which case we may be liable in the event that our co-venturer defaults on its guarantee obligation. The non-performance of a co-venturer's obligations may cause losses to us in excess of the capital we have invested or committed. Although our joint ventures may generate positive cash flow, in some cases we may choose to leave cash in the joint venture rather than distribute it, either to support future investments within the joint venture or because it may be costly to distribute.

The loss or financial instability of any significant customer or customers could adversely affect our business.

A substantial part of our business is concentrated with a few customers, and we have certain customers that are significant to our business. During Fiscal 2024, our top ten customers accounted for approximately 22% of our consolidated net sales and accounted for approximately 29% of our trade accounts receivable balance as of December 28, 2024, and our largest customer accounted for approximately 9% and 6% of our Fiscal 2024 consolidated net sales and trade accounts receivable balance as of December 28, 2024, respectively. The loss of one or more of these customers or other major customers, a deterioration in our relationship with any of them, or their failure to pay amounts due to us could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our contracted backlog is comprised of future orders for our products from a broad number of customers. Defaults by any of the customers that have placed significant orders with us could have a significant adverse effect on our net sales, profitability and cash flow. Our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons deriving from the general economic environment or circumstances affecting those customers in particular. If a customer defaults on its obligations to us, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Societal responses to sustainability issues, including those related to climate change, could adversely affect our business and performance, including indirectly through impacts on our customers and value chain partners.

Concerns over sustainability and ESG issues, including the impacts of climate change, have led and will continue to lead to governmental, private, and consumer efforts around the world to reduce or mitigate those issues. We and our customers and suppliers will need to respond to new laws and regulations as well as changes in consumer and customer behaviors, which have added costs and could add substantial costs to our operations and those of our customers and partners. We may also experience a drop in demand for our products and services, particularly in certain sectors. We expect the impact on our customers to vary depending on their specific attributes, including reliance on or role in carbon-intensive activities. There is also a risk that we are unable to meet our sustainability objectives or the increasing expectations of our customers, employees, shareholders, and other stakeholders. Moreover, there has been a rise in "anti-ESG" activism, which could impact our efforts. In addition, our efforts to mitigate these risks, including by investing in sustainability initiatives, may not be successful in achieving their desired outcomes, which may include cost savings.

We may not be able to maintain and enhance our strong brand on which we depend.

Our brand has worldwide recognition and our success may be linked to our ability to maintain and enhance our brand image and reputation. In particular, we believe that maintaining and enhancing the Gates brand is critical to maintaining and expanding our customer base. Maintaining, promoting and enhancing our brand may require us to make substantial investments in areas such as product innovation, product quality, intellectual property protection, marketing and employee training, and these investments may not have the desired impact on our brand image and reputation. Moreover, sustainability topics and activities have been the subject of increased focus by certain of our stakeholders and regulators. Our business could be adversely impacted if we fail to achieve any of these objectives or if the reputation or image of our brand is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us could damage our reputation and brand image and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. If we are unable to maintain or enhance the image of our brand, it could materially adversely affect our business, financial condition and results of operations.

Pricing pressures from our customers may materially adversely affect our business.

We generate strong margins by selling premium products at premium prices. Accordingly, our margins could suffer if our customers are no longer willing to pay a premium for our product and service offerings. We continue to face pricing pressure from our customers in OEM end markets as well as other end markets. Many manufacturers seek price reductions in both the initial bidding process and during the term of the award. If we are not able to offset price reductions through improved operating efficiencies, reduced expenditures, or new product introductions, those price reductions may have a material adverse effect on our results of operations.

Risks Related to Cybersecurity and Information Systems

Cybersecurity vulnerabilities, threats and more sophisticated and targeted computer crimes could pose a risk to our systems, networks, products, solutions, services and data.

Increased global cybersecurity vulnerabilities, threats, computer viruses and more sophisticated and targeted cyber-related attacks (such as the recent increasing use of ransomware, social engineering, and phishing attacks), as well as cybersecurity failures resulting from human error, catastrophic events (such as fires, floods, hurricanes and tornadoes), and technological errors, pose a risk to our systems (including third-party systems utilized by us), products and data as well as potentially to our employees', customers', partners', suppliers' and third-party service providers' systems and data. An attack on our systems or those of certain of our vendors could result in security breaches, theft, lost or corrupted data, misappropriation of sensitive, confidential or personal data or information, loss of trade secrets and commercially valuable information, production downtimes and operational disruptions. We defend against attempted cyber-attacks in the normal course of our business. For example, in February 2023, we experienced a malware attack that temporarily disrupted our normal business operations, including some disruption to sales, and resulted in additional costs of $5.2 million in Fiscal 2023. We attempt to mitigate these risks by employing a number of measures, including employee training, monitoring and testing, and maintenance of protective systems and contingency plans, but we remain potentially vulnerable to additional known or unknown threats. There is no assurance the financial or operational impact from such threats will not be material.

Information systems failure may disrupt our business and result in financial loss and liability to our customers.

We rely on information technology networks and systems, including the cloud-computing and third-party service providers, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. These information technology networks and systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, malware and other vulnerabilities. If these information technology systems suffer severe damage or disruption and the issues are not resolved in a timely manner, our business, financial condition and operations could be materially adversely affected.

Global data privacy, data protection and data security requirements are highly complex, evolving rapidly, and may increase our costs to comply.

To conduct our operations, we regularly move data across national borders, and consequently we are subject to a variety of continuously evolving and developing laws and regulations in the U.S. and abroad regarding data privacy, data protection and data security. The scope of the laws that may be applicable to us is often uncertain and may be conflicting, particularly with respect to foreign laws. For example, the General Data Protection Regulation ("GDPR") adopted by the European Union ("EU") greatly increased the jurisdictional reach of EU law and added a broad array of requirements for handling personal data, including the public disclosure of significant data breaches, and many other countries and several states in the U.S. have proposed or adopted similar legislation. Other countries such as China, India, Thailand, Brazil and Argentina have enacted or are enacting data privacy laws that restrict cross-border data transfers, as well as requiring that data subjects provide clear and concise consent on how collected data will be utilized. These evolving compliance and operational requirements impose significant costs that are likely to increase over time as the breadth and complexity of regulations continues to evolve internationally. We continue to monitor these developments and adjust our data processing practice in accordance with applicable law.

Risks Related to Legal and Regulatory Matters

Existing or new laws and regulations, including but not limited to those relating to HSE, sustainability, and ESG matters, may prohibit, burden, restrict or make significantly more costly the sale of our products and the operation of our business.

Our operations, products and properties are subject to extensive foreign, federal, state, local and provincial laws and regulations relating to HSE, sustainability, and ESG matters around the world. These laws vary by jurisdiction but generally govern air emissions, wastewater discharges, material handling and transportation, waste management and disposal, product stewardship and packaging requirements, toxicity and hazardous substances, supplier due diligence and standards, and workplace health and safety, as well as the investigation and clean-up of contaminated sites. Failure to comply with such laws and regulations could have significant consequences on our business and operations, including the imposition of substantial fines and sanctions for violations, injunctive relief (including requirements that we limit or cease operations at affected facilities), and negative publicity.

In addition, these laws and regulations have become increasingly stringent and new laws and regulations or stricter interpretation or enforcement of existing laws and regulations could adversely affect our business, financial condition and results of our operations and product demand. This includes increasing legal requirements and global efforts to control emissions of carbon dioxide, methane, fluorinated and other GHGs in an effort to minimize the effect on climate change, which have the potential to influence the price of the energy and raw materials we purchase. For example, we anticipate the enactment of the EU's Carbon Border Adjustment Mechanism will increase the cost of materials we need for production in the EU and could reduce the demand for our products manufactured for the EU market. GHG regulations and carbon taxes could also impact oil and gas production, a key demand driver of our industrial end markets, and reduce demand for our products by driving down the use of fossil fuels. The evolution of laws to restrict specific chemical substances in our products or impose labeling and other requirements, such as the EU's Registration, Evaluation, Authorization, and Restriction of Chemical Substances ("REACH") Regulation, and rising global concerns around microplastics, extended producer responsibility, plastic packaging or hazardous chemicals such as per-and polyfluoroalkyl substances ("PFAS") could result in significant costs to us or limit our access to certain markets.

We have incurred, and will continue to incur, both operating and capital costs to comply with HSE, sustainability, and ESG related and other laws and regulations, including costs associated with the investigation and clean-up of some of our current and former properties and offsite disposal locations. As the present and former operator of industrial properties that use and generate hazardous materials, we could be subject to additional liability for environmental contamination in the future, regardless of whether we caused such contamination.

Additionally, most U.S. states have passed laws that regulate or limit the use of aftermarket products in certain types of repair work. These laws include requirements relating to consumer disclosure, owner's consent regarding the use of aftermarket products in the repair process, and the requirement to have aftermarket products certified by an independent testing organization. Additional legislation of this kind may be introduced in the future. Moreover, many major insurance companies recommend or require the use of aftermarket products only if they have been certified by an independent certifying organization. If additional laws prohibiting or restricting the use of aftermarket products are passed or if our certifications are revoked, it could have an adverse impact on our aftermarket products business.

Certain organizations test the quality and safety of vehicle replacement products. If these organizations decide not to test a particular vehicle product, or in the event that such organizations decide that a particular vehicle product does not meet applicable quality or safety standards, we may incur additional costs to meet such standards or experience a decrease in sales of such products, including as a result of a decision to discontinue sales of such product or insurance companies deciding to discontinue authorization of repairs using such product. Such events could adversely affect our business.

We are also subject to new and proposed rules and regulations of a number of governmental and self-regulatory bodies and organizations, such as the SEC, the NYSE, the EU, and the U.K. government, that require increased public disclosure of data related to sustainability and ESG issues and mandate additional requirements for sustainability and ESG related marketing claims. In addition, customers, investors, employees and other stakeholders are increasingly focused on these matters and related disclosures and marketing claims. At the same time, regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability and ESG initiatives, including the proposal or enactment of "anti-ESG" legislation or policies. These opposing views may also be adopted by our investors. Conflicting regulations and expectations across the jurisdictions in which we operate may create enhanced compliance risks and costs. These changing and inconsistent rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention to comply with or meet those regulations and expectations. For example, measuring and reporting information and metrics in compliance with the EU's recently enacted Corporate Sustainability Reporting Directive has been, and we expect will continue to be, costly, difficult and time consuming. Our sustainability initiatives and goals could be difficult and expensive to implement, and we could be criticized for or subject to litigation related to the accuracy, adequacy, consistency or completeness of our sustainability disclosures and marketing claims or the scope or nature of our initiatives or goals or revisions thereto. Further, statements about our sustainability initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. If our sustainability related data, claims, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our sustainability goals on a timely basis, or at all, our reputation and financial results could be adversely affected and we could be exposed to litigation.

We are subject to anti-corruption laws in various jurisdictions, as well as other laws governing our international operations. If we fail to comply with these laws we could be subject to civil or criminal penalties, other remedial measures, and legal expenses.

Our operations are subject to one or more anti-corruption laws in various jurisdictions, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA") and the U.K. Bribery Act of 2010 that generally prohibit employees and intermediaries from making improper payments for the purpose of obtaining or retaining business or gaining some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential anti-corruption violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under anti-corruption laws. We are subject to other laws and regulations governing our operations, including regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Department of Treasury's Office of Foreign Assets Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations (collectively, "Trade Control Laws"). We are also subject to U.K. corporate criminal laws governing the failure to prevent the facilitation of tax evasion pursuant to the Criminal Finances Act 2017 ("Criminal Finances Act").

We have instituted policies, procedures and ongoing training of employees designed to ensure that we and our employees engage in ethical business conduct and comply with anti-corruption laws, Trade Control Laws and the Criminal Finances Act. However, there is no assurance that our efforts have been and will be effective in ensuring compliance with all applicable anti-corruption laws or other legal requirements. If we are subject to an investigation of a potential violation or are found not in compliance with anti-corruption laws, Trade Control Laws or the Criminal Finances Act, we may incur legal expenses and experience reputational harm, and could be subject to criminal and civil penalties and sanctions that could have a material adverse impact on our business, financial condition, and results of operations.

We may be subject to recalls or product liability claims, or may incur costs related to product warranties, which could have a material adverse impact on our business, financial condition, and results of operations.

Meeting or exceeding many government-mandated product safety and stewardship standards is costly and requires manufacturers to remedy defects, including through recall campaigns if the products do not comply with applicable standards. If we, our customers or government regulators determine that a product is defective or does not comply with such standards prior to the start of production, the launch of a product could be delayed until such defect is remedied. Extended delays in product launches or a recall campaign to address defects in sold products could result in significant costs.

We face an inherent risk of product liability claims if an alleged product failure results in a claim for injury or loss. Changes in our supplier network, such as low-cost country sourcing, may increase the likelihood of receiving defective materials, leading to product failures and associated liability claims. Litigation is inherently unpredictable and these claims, regardless of their outcome, may be costly, divert management attention and adversely affect our reputation. Although we have liability insurance, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost or will be adequate. In addition, even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and us. Such costs and adverse reputational effects could have a material adverse effect on our business.

From time to time, we receive product warranty claims from our customers, pursuant to which we may be required to bear costs of repair or replacement of certain of our products. Vehicle manufacturers are increasingly requiring their outside suppliers to provide a warranty for the manufacturers' products that contain such supplier's components, and to share responsibility for the operation of these component products in new vehicles sold to consumers. Warranty claims may range from individual customer claims to full recalls of all products in the field. In some cases, these claims could have a material adverse effect on our business.

Failure to develop, obtain, adequately protect or enforce our intellectual property rights could adversely affect our business, and third parties could allege that our products infringe on their intellectual property rights, adversely affecting our business.

Our success depends on our ability to develop technologies and inventions used in our products and to brand such products to obtain intellectual property rights and to protect and enforce such intellectual property rights worldwide. In this regard, we rely on U.S. and foreign patent, trademark, copyright, and trade secret laws, as well as license agreements, nondisclosure agreements, and confidentiality and other contractual provisions; however, procuring, enforcing, and defending patents on our products in all jurisdictions throughout the world would be prohibitively expensive, and the laws of certain foreign countries may not protect or allow enforcement of intellectual property rights to the same extent as the laws of the U.S.

Even if we obtain patents or other intellectual property rights in our new technologies and inventions, the scope of such rights may not be sufficiently broad to afford us any significant commercial advantage over our competitors. In addition, the technologies and inventions developed by our engineers in the future may not prove to be as valuable as those of competitors, or competitors may develop similar or identical technologies and inventions independently of us and before we do.

Competitors and other third parties may challenge the ownership, validity, and/or enforceability of our patents or other intellectual property rights. Competitors may also use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where the ability to enforce our patent rights is not as strong as in the U.S. These products may compete with our products, and our intellectual property rights may not be effective or sufficient to prevent such competition.

Further, our efforts to enforce our intellectual property rights against infringers may not prove successful and will generally be time consuming and expensive. Successful assertion of our intellectual property rights depends on the judicial strength and willingness of the issuing jurisdictions to enact and enforce sufficient intellectual property laws. To the extent we assert our intellectual property rights against third parties, adequate remedies may not be available. If we are unsuccessful in challenging such products on the basis of patent, trademark or other intellectual property misappropriation, continued sales of such imitating products may adversely affect our market share and impact customer perceptions and demand for our products. For example, although we routinely conduct anti-counterfeiting activities in multiple jurisdictions, we have encountered counterfeit reproductions of our products that infringe on our intellectual property rights. We expect pirates to continue counterfeiting certain of our products using our trademarks, which has led to, and will likely continue to cause, loss of sales. It is difficult to police such counterfeiting, particularly on a worldwide basis, and the actions we take to stop such counterfeiting and to establish trademarks and other intellectual property rights may not be adequate to prevent such counterfeiting activities by others. Conversely, third parties may assert infringement or other misappropriation claims against us based on their patents, trademarks or other intellectual property rights. For example, OEM manufacturers continue to seek and obtain utility and design patents to support claims of intellectual property infringement against manufacturers and distributors of aftermarket products in efforts to restrict or eliminate the sale of aftermarket products.

In addition, our markets are competitive and our efforts to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful. Any claim relating to intellectual property infringement, misappropriation or other violation that is successfully asserted against us may require us to pay substantial damages, including treble damages (if we are found to be willfully infringing another party's patents) for past use of the asserted intellectual property, and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us, we could be restricted or prohibited from manufacturing, selling or otherwise commercializing certain of our products, product candidates or other technology. Even if infringement claims against us are without merit, we will likely incur significant expenses investigating and defending such claims and, even if we prevail, may divert management attention from other business concerns.

We are subject to risks from litigation, legal and regulatory proceedings and obligations, and our insurance may not provide coverage or may not fully cover future losses we may incur related to these proceedings and obligations or otherwise.

We face an inherent business risk of exposure to various types of claims, lawsuits and proceedings. We have been, and may in the future be, involved in tax, intellectual property, product liability, product warranty, environmental and antitrust claims and lawsuits, and other legal, antitrust and regulatory proceedings arising in the ordinary course of our business. Although it is not possible to predict with certainty the outcome of every claim, lawsuit or proceeding and the range of probable loss, we believe these claims, lawsuits and proceedings will not individually or in the aggregate have a material impact on our results. However, we could, in the future, be subject to various claims, lawsuits and proceedings, and we may incur judgments or enter into settlements of lawsuits and proceedings that are not covered or not sufficiently covered by insurance. Further, the insurance we carry may not be adequate to protect against unforeseen and damaging events, such as work stoppages and damage to facilities, equipment or reputation. We supply products to industries that are subject to inherent risks, including equipment defects, malfunctions and failures, and natural disasters (including as a result of climate change), which could expose us to liability. These exposures could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Human Capital Management

If we lose our senior management or key personnel, our business may be materially and adversely affected.

The success of our business is largely dependent on our senior management team, as well as on our ability to attract and retain other qualified key personnel. In addition, there continues to be significant demand in our industry for skilled workers. It cannot be assured that we will be able to retain all our current senior management personnel and attract and retain other necessary personnel, including skilled workers, necessary for the development of our business. Further, in the event we do lose key personnel, the success of our business may depend on whether we have appropriate succession plans in place and can implement such plans to identify and integrate new personnel. The loss of the services of senior management and other key personnel or the failure to attract additional personnel and implement succession plans as required could have a material adverse effect on our business, financial condition and results of operations.

We may be materially adversely impacted by work stoppages and other labor matters, including labor shortages and turnover.

Labor is a primary component of operating our business. As of December 28, 2024, we had approximately 14,100 full time employees worldwide. Certain of our employees are represented by various unions under collective bargaining agreements, or by various regional works councils. While we have no reason to believe that we will be impacted by work stoppages and other labor matters, we cannot ensure that future issues with our labor unions or works councils, or with the labor unions of our customers and vendors will be resolved favorably or that we will not encounter future strikes, work stoppages, or other types of labor conflicts. Furthermore, increased unionization, new labor legislation or changes in regulations has disrupted and could further disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies. Additionally, we have experienced, and may continue to experience, labor shortages, turnover and increased labor costs due to general macroeconomic factors. Any of these factors may have a materially adverse effect on us or may limit our flexibility in managing our workforce.

Certain of our defined benefit pension plans are underfunded, and additional cash contributions may be required.

Certain of our employees in the U.S., the U.K., Canada, Mexico, Germany and Japan are participants in defined benefit pension plans which we sponsor and/or to which we have contribution obligations. As of December 28, 2024, the net pension obligation of our underfunded defined benefit pension plans globally was $58.5 million on a Topic 715 "Compensation-Retirement Benefits" basis. The amount of our contributions to our underfunded plans will depend upon asset returns, funding assumptions, regulatory requirements and a number of other factors and, as a result, the amount we may be required to contribute to such plans in the future may vary. Such cash contributions to the plans will reduce the cash available for our business such as the payment of interest expense on our notes or our other indebtedness.

Risks Related to Tax Matters

Changes in our effective tax rate or additional tax liabilities could adversely impact our net income.

We are subject to income taxes as well as non-income based taxes in the U.K., the U.S. and various other jurisdictions in which we operate. The laws and regulations in these jurisdictions are inherently complex and the Company and its subsidiaries are obliged to make judgments and interpretations about the application of these laws and regulations to the Company and its subsidiaries and their operations and businesses, including those related to any restructuring of intercompany operations, holdings or financings; the valuation of intercompany services; cross-border payments between affiliated companies; and the related effects on income tax, value added tax ("VAT") and transfer tax. Further, our tax liabilities could be adversely affected by numerous other factors, including income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred income tax assets and liabilities, and changes in tax laws and regulations. We are regularly under audit by taxing authorities in certain of the jurisdictions in which we operate. Although we believe our tax estimates are reasonable, including our estimates of reserves for unrecognized tax benefits related to the implementation of our European corporate center in 2019, any changes in our judgments and interpretation of tax laws or any material differences as a result of the audits could result in unfavorable tax adjustments that have an adverse effect on our overall tax liability.

Changes in tax laws could result in additional tax liabilities.

Changes in tax laws can and do occur. Changes to tax laws may require the Company to make significant judgment in determining the appropriate provision and related accruals for these taxes; and, as a result, such changes could result in substantially higher taxes and a significant adverse effect on our results of operations, financial conditions and liquidity. In addition, the Organization for Economic Co-operation and Development ("OECD"), which represents a coalition of member countries, has recommended fundamental tax reforms affecting the taxation of multinational corporations, including the Base Erosion and Profit Shifting ("BEPS") project, which in part aims to address international corporate tax avoidance. Countries have already enacted significant measures in this regard. The OECD has undertaken another project to address the tax challenges of the digitization of the economy. The broad objectives of this project are to reform international allocation of taxing rights by allocating a greater share of taxing rights to countries where consumers are located, regardless of the physical presence of a business ("Pillar One"), and to implement a global minimum tax ("Pillar Two"). In December 2021, the OECD published its Pillar Two model rules and, in December 2022, the EU Commission adopted a Directive to implement Pillar Two in the EU and required all 27 EU member states to adopt local legislation during 2023 to implement Pillar Two rules, which are to apply in respect of the fiscal years beginning from December 31, 2023. The U.K. has implemented certain elements of the Pillar Two proposal with effect in relation to accounting periods commencing on or after December 31, 2023, and the U.K. government announced in the Autumn Budget that (i) further elements of the OECD agreed Pillar Two model rules will be implemented in the U.K., with the effect in relation to accounting periods beginning on or after December 31, 2024 and (ii) further amendments would be made to the Pillar Two rules that have already been implemented. All sets of proposals are subject to exemptions and exclusions. Pillar One is generally intended to apply only to entities that are members of a consolidated group with an annual global turnover of at least €20 billion and profitability exceeding 10%, and Pillar Two is generally intended to apply only to entities that are members of a consolidated group with an annual revenue of at least €750 million. However, the details of the proposals are complex and are subject to significant uncertainty, and consultation in respect of certain aspects of the proposals is ongoing. While the impact on the Company will need to be determined by reference to the final rules, we currently do not expect any material impact as of December 28, 2024, and do not expect a material impact in future years.

On January 17, 2023, the European Parliament approved a proposal for an anti-tax avoidance directive laying down rules to prevent the misuse of shell entities for tax purposes within the EU (the "Unshell Proposal," also known as "ATAD III"). The final text will need to be approved by the Council of the European Union, although it is uncertain at this stage whether the Unshell Proposal will move forward to implementation. If it is implemented, the Unshell Proposal could, among other things, impose additional taxes on our entities (including by imposing additional limitations on the deductibility of interest payments) and/or impact our ability to pay dividends and interest intra-group in a tax efficient way resulting in additional tax costs and/or reporting, disclosure, and computation obligations (which could result in increased administrative and compliance costs) for our group entities.

Moreover, a number of further proposals from the European Commission have been issued or adopted that further enhance and move beyond the work on the BEPS project. First, a package of tax reforms was adopted by the European Commission on September 12, 2023, comprising the "Proposal for a Council Directive on Business in Europe: Framework for Income Taxation" ("BEFIT") (which seeks to produce a comprehensive solution for business taxation in the EU) and the "Proposal for a Council Directive on transfer pricing" (which seeks to harmonize transfer pricing rules within the EU and ensure a common approach to transfer pricing). BEFIT aims to introduce a common set of rules for EU companies to calculate their taxable base while ensuring a more effective allocation of profits between EU countries. Following adoption by the European Council, the proposals are intended to come into force on July 1, 2028 (for BEFIT) and January 1, 2026 (for the transfer pricing proposals). BEFIT has the potential to alter taxing rights with the EU, and may include substantive changes to applicable tax rules. Second, the European Council has agreed to implement changes to the procedures used across the European Union in respect of withholding taxes (known as "FASTER"). Specifically, the changes are aimed to simplify the procedures for a refund or to apply for relief at the source; however, the changes could have broader implications. These withholding tax proposals are expected to come into effect from January 1, 2030. The details and timing of the implementation of BEFIT (if adopted) and FASTER and the impact on our group entities which operate in the EU are uncertain.

These and other developments to the tax regime in the countries in which we operate could materially affect our tax burden and/ or have a negative impact on our ability to compete in the global marketplace.

Relevant tax authorities may no longer treat us as being exclusively a resident of the U.K. for tax purposes.

We are a company incorporated in the U.K. Current U.K. tax law provides that we will be regarded as being U.K. resident for tax purposes from incorporation and shall remain so unless (i) we are concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K., and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction. Based upon our management and organizational structure, we believe that we should be regarded solely as resident in the U.K. from our incorporation for tax purposes. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Not being treated exclusively as a resident of the U.K. for tax purposes could result in adverse tax consequences to us.

Risks Related to Our Indebtedness

Our indebtedness and subsidiary structure could adversely affect our financial condition, our ability to raise additional capital to fund our operations, to operate our business, to capitalize on business opportunities, to react to changes in the economy or our industry, or to pay our debts, and could divert our cash flow from operations to debt payments.

As of December 28, 2024, the total principal amount of our debt was $2,363.5 million. Our level of debt could have important consequences, including the following:

- making it more difficult for us to satisfy our obligations with respect to our debt;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

- requiring a significant portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

- increasing our vulnerability to general adverse economic and industry conditions;

- exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

- limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

- placing us at a disadvantage compared to other, less leveraged competitors; and

- increasing our cost of borrowing.

Additionally, the credit agreements that govern our senior secured term loan facilities and the indenture that governs our notes impose significant operating and financial restrictions on our subsidiaries. These restrictions limit the ability of certain of our subsidiaries to, among other things: incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends and make other distributions on, or redeem or repurchase, capital stock; make certain investments; incur certain liens; enter into transactions with affiliates; merge or consolidate; or transfer or sell assets. As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot ensure that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Further, our consolidated assets are owned by, and our business is conducted through, many of our subsidiaries. Earnings from these subsidiaries are a significant source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions, our ability to meet our debt service obligations or otherwise fund our operations may be impaired. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to shareholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future to finance working capital, capital expenditures, investments, acquisitions, or for other purposes. Although certain of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the immediately preceding risk factor would increase.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

A significant portion of our debt is variable rate. Although the U.S. Federal Reserve recently decreased interest rates, interest rates remain relatively high and could be increased in the future. As a result, interest rates on our variable rate debt could be higher or lower than current levels. As of December 28, 2024, after taking into account our interest rate derivatives, $608.5 million (equivalent), or 25.7%, of our outstanding debt had variable interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

Risks Related to the Ownership of our Ordinary Shares

Because we have no current plans to pay dividends on our ordinary shares, our shareholders may not receive any return on their investments unless they sell their ordinary shares for a price greater than that which they paid.

We have no current plans to pay dividends on our ordinary shares. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our Board. Our Board may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our Board may deem relevant. In addition, our ability to pay dividends is limited by our senior secured credit facilities and notes and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, our shareholders may not receive any return on an investment in our ordinary shares unless such shares are sold for a price greater than that which was paid for them.

Our shareholders may be diluted by the future issuance of additional ordinary shares in connection with our incentive plans, acquisitions or otherwise.

In 2024, our shareholders adopted a resolution authorizing our Board to allot up to approximately 20% of our issued share capital as of April 22, 2024 and to grant rights to subscribe for or convert any security into such shares for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved 19.0 million ordinary shares for issuance under our Omnibus Incentive Plan, including 7.3 million shares available for grant as of December 28, 2024. Any ordinary shares that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the holders of our ordinary shares.

We may issue a new class or classes of shares whose terms could adversely affect the voting power or value of our ordinary shares.

Our articles of association, as amended, authorize us to issue, subject to the limit therein on the authority of our Board to allot new shares of the Company, without the approval of the holders of our ordinary shares, a new class or classes of shares, including preference shares, with nominal value in any currency. Such shares may be issued with, or have attached to them, such powers, designations, preferences, voting rights, rights and terms of redemption, and relative participating, optional or other special rights and qualifications, limitations and restrictions as the Board may determine, including rights to (a) receive dividends (which may include rights to receive preferential or cumulative dividends), (b) distributions made on a winding up of the Company, and (c) be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of shares, at such price or prices (subject to the Companies Act 2006 ("Companies Act")) or at such rates of exchange and with such adjustments as may be determined by our Board.

The terms of one or more classes of shares could adversely impact the voting power of our ordinary shares. For example, we might grant holders of a new class of shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to a new class of shares could affect the residual value of our ordinary shares.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of our senior management.

There is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or in judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in the U.K. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the U.K. will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The U.S. and the U.K. do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of our ordinary shares are governed by English law, including the provisions of the Companies Act, and by our Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

The U.K. City Code on Takeovers and Mergers (the "Takeover Code") applies, among other things, to an offer for a public company whose registered office is in the U.K. and whose securities are not admitted to trading on a regulated market in the U.K. if the company is considered by the Panel on Takeovers and Mergers (the "Takeover Panel") to have its place of central management and control in the U.K. This is known as the "residency test." Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the U.K. by looking at various factors, including the structure of our Board, the functions of the directors and where they are resident. If at the time of a takeover offer, the Takeover Panel determines that we have our place of central management and control in the U.K., we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Panel previously confirmed to our representatives that, on the basis of our Board, it does not consider the Takeover Code to apply to the Company, although that position is subject to change if our place of central management and control is subsequently found to move to the U.K.

Our Articles provide that the courts of England and Wales have exclusive jurisdiction to determine shareholder and derivative disputes, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, former directors, officers or employees.

Our Articles provide that the courts of England and Wales have exclusive jurisdiction to determine any dispute brought by a shareholder in that shareholder's capacity as such, or related to or connected with any derivative claim in respect of a cause of action vested in the Company or seeking relief on behalf of the Company, against the Company and/or the Board and/or any of the directors, former directors, officers or other employees individually, arising out of or in connection with these Articles or (to the maximum extent permitted by applicable law) otherwise. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that the shareholder believes is favorable for disputes with us or our directors, former directors, officers or other employees, which may discourage lawsuits against us and our directors, former directors, officers and employees. The rights of stockholders under Delaware law and shareholders under English law in relation to the bringing of shareholder suits differ in several significant respects. Any person or entity purchasing or otherwise acquiring or holding any interest in our ordinary shares shall be deemed to have notice of and to have consented to the provisions of our governing documents described above, as they may be amended from time to time.

Transfers of our shares outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares.

We strongly encourage investors to hold ordinary shares in book-entry form through the facilities of The Depository Trust Company ("DTC") as transfers outside of DTC may be subject to U.K. stamp duty or stamp duty reserve tax ("SDRT") which would increase the cost of dealing in our shares. A transfer of title in the ordinary shares held within DTC to a purchaser out of DTC and any subsequent transfers that occur outside the DTC system, will generally attract a charge to U.K. stamp duty or SDRT at a rate of 0.5% of any consideration payable for such transfer, which is payable by the transferee of the ordinary shares. Any such duty must be paid and the relevant transfer document, if any, stamped by HM Revenue & Customs ("HMRC") before the transfer can be registered in our company books. However, if those ordinary shares are redeposited into DTC or any other depositary receipt system or clearance service, the redeposit will generally attract stamp duty or SDRT, at the rate of 1.5% of the value of the shares, which will normally be paid by the transferor.

If our ordinary shares are not eligible for continued deposit and clearing within the facilities of DTC, then transactions in our securities may be disrupted and/or our ability to issue shares under our equity compensation plans may be restricted.

The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Our ordinary shares are currently eligible for deposit and clearing within the DTC system. DTC generally has discretion to cease to act as a depository and clearing agency for the ordinary shares including to the extent that any changes in U.K. law affect the stamp duty or SDRT position in relation to the ordinary shares. If DTC were to determine that our ordinary shares are not eligible for continued deposit and clearance within its facilities, our ordinary shares may not be eligible for continued listing on the NYSE and trading in our ordinary shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the market price of our ordinary shares and our access to the capital markets.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company's cybersecurity program is designed to ensure our technology environment is operating and maintained in accordance with best practices, utilizing the International Organization for Standardization framework as a key component of its approach to risk management. To identify, assess, and manage cybersecurity threat risks, the Company:

- maintains a 24-hour cybersecurity team to continuously monitor its technology systems and emerging threat types and to respond to identified vulnerabilities;
- deploys a variety of defenses, including automatic blocking of potential cybersecurity threats;

- utilizes third-party system scanning tools, cybersecurity threat intelligence reports as well as cybersecurity threat reports from its business partners, each of which assists our monitoring efforts;

- utilizes a scoring system to prioritize non-urgent mitigation activities;

- completes annual third-party testing, the results of which are discussed with the Company's Audit Committee, and periodic third-party table-top exercises and gap assessments;

- maintains a mandatory internal educational program for employees, including phishing simulations, required courses at the time of hire, and microlearning courses throughout the year, to ensure continual awareness of new and emerging threats;

- has adopted information technology policies applicable to its employees, including the Company's Acceptable Use Policy, Dual Use Device Policy, Information Security Policy, Password Policy and Security Incident Response Plan ("SIRP").

The Company conducts reputational analysis and security reviews for certain of its vendors to manage cybersecurity threats from the use of third-party services.

We continue to make investments to enhance the protection of our information technology systems and our business from cybersecurity incidents, including maintaining a cybersecurity insurance policy. For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, please see Item 1A. Risk Factors"— Risks Related to Cybersecurity and Information Systems" for further information.

Governance

Our Board, with the assistance of its audit committee ("Audit Committee"), oversees the Company's cybersecurity programs and strategies. At least annually, the Board receives a report on the Company's information technology strategy, including cybersecurity measures, from our Chief Information Officer ("CIO"). The Audit Committee oversees the Company's guidelines and policies with respect to risk assessment and risk management, including risk exposures related to information security, cybersecurity and data protection, and the steps management has taken to monitor and control such exposures. At least quarterly, the Audit Committee receives a report from our CIO on the Company's cybersecurity risks and mitigation activities, including reports of any significant cybersecurity incident affecting the Company.

Assessment and management of the Company's risks from cybersecurity threats is led by our Chief Information Security Officer ("CISO") and our CIO to whom our CISO reports. Our CISO maintains our SIRP and manages day-to-day incident identification, assessment and management and continuously updates our CIO on such matters. Our CIO and CISO lead our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts. Our CISO or CIO escalates cybersecurity incidents to other members of the Company's leadership, as appropriate. In addition, to ensure cybersecurity risks are considered within the Company's ERM process, our CIO serves on our Enterprise Risk Committee which directs the ERM process.

Our CISO has over 12 years of experience assisting organizations in responding to cybersecurity incidents, serving as a chief information security officer for the past six years. He holds a Certified Information Systems Security Professional (CISSP) certification and a master's degree in information technology management, with an emphasis on cybersecurity. He has also completed several supplemental courses on cyber incident response, including SANS 504 - Hacker Tools, Techniques, and Incident Handling.

Our CIO has over 20 years of experience in cybersecurity. He founded and built Internet start-ups and Internet Service Providers, protecting them from threats, and responding to cybersecurity events. He has rebuilt and directed cybersecurity departments in global public companies for the last seven years. He is an advisory board member for various cybersecurity and technology companies and holds a B.S. in Computer Science and an MBA.

Item 2. Properties

We operate from over 100 locations in 31 countries across the Americas, Europe, Asia, Australia and Africa. Our corporate headquarters is located in Denver, Colorado, and we also maintain regional headquarters in Denver, Luxembourg, Shanghai, and Singapore.

Included in our property, plant and equipment are land and buildings with a net carrying amount of $192.9 million as of December 28, 2024, compared to $212.4 million as of December 30, 2023, representing manufacturing facilities, service centers, distribution centers and offices located throughout the world, but predominantly in North America. As of December 28, 2024, Gates owned 29 of these facilities, including 23 manufacturing or service centers.

We also lease a number of locations around the world, primarily distribution centers and offices, none of which is individually material to our operations. Refer to Note 12 to the audited consolidated financial statements included elsewhere in this report for additional information regarding our lease commitments.

Management believes that the Company's properties are suitable and adequate for its current and anticipated business operations.

Item 3. Legal Proceedings

Gates is, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. Gates is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes meritorious defenses are available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our ordinary shares are traded on the NYSE under the symbol "GTES". As of February 3, 2025, there were three holders of record of our ordinary shares. This does not include a substantially greater number of holders whose ordinary shares are held by these record holders, including through banks, brokers, and other institutions.

Dividends

We have no current plans to pay dividends on our ordinary shares. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. We are a holding company and have no direct operations; accordingly, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, the ability of our subsidiaries to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7: Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report. This discussion and analysis addresses Fiscal 2024 compared to Fiscal 2023. For discussion and analysis of our financial condition and results of operations for Fiscal 2023 compared to Fiscal 2022, see Management's Discussion and Analysis of Financial Condition and Results of Operations, in Part II, Item 7 of our Annual Report on Form 10-K for Fiscal 2023, which is incorporated herein by reference. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in "Forward-Looking Statements" and "Risk Factors" above.

Our Company

We are a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. We offer a broad portfolio of products to diverse replacement channel customers, and to original equipment manufacturers ("OEM") as specified components, with the majority of our revenue coming from replacement channels. Our products are used in applications across numerous end markets, including automotive replacement, automotive OEM, diversified industrial, industrial off-highway, industrial on-highway, energy and resources, and personal mobility. Our net sales have historically been, and remain, highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. We sell our products globally under the Gates brand, which is recognized by distributors, equipment manufacturers, installers and end users as a premium brand for quality and technological innovation; this reputation has been built over more than 110 years since Gates' founding in 1911.

Within the diverse end markets we serve, our highly engineered products are often critical components in applications for which the cost of downtime is high relative to the cost of our products, resulting in the willingness of end users to pay a premium for superior performance and availability. These applications subject our products to normal wear and tear, resulting in natural, and often preventative, replacement cycles that drive high-margin, recurring revenue. Our product portfolio represents one of the broadest ranges of power transmission and fluid power products in the markets we serve, and we maintain long-standing relationships with a diversified group of well-known customers throughout the world. As a leading designer, manufacturer and marketer of highly engineered, mission-critical products, we have become an industry leader across most of our end markets and the regions in which we operate.

Business Trends

The diversification of our business limits our exposure to trends in any given end market. In addition, a majority of our sales are generated from customers in replacement channels, who serve primarily a large base of installed equipment that follows a natural maintenance cycle that is somewhat less susceptible to various trends that affect our end markets. Such trends include infrastructure investment and construction activity, agricultural production and related commodity prices, commercial and passenger vehicle production, miles driven and fleet age, evolving regulatory requirements related to emissions and fuel economy and oil and gas prices and production. Key indicators of our performance include industrial production, industrial sales and manufacturer shipments.

During Fiscal 2024, sales into replacement channels accounted for approximately 68% of our total net sales. Our replacement sales cover a very broad range of applications and industries and, accordingly, are highly correlated with industrial activity and utilization and not a single end market. Replacement products are principally sold through distribution partners that may carry a very broad line of products or may specialize in products associated with a smaller set of end market applications.

During Fiscal 2024, sales into OEM channels accounted for approximately 32% of our total net sales. OEM sales are to a variety of industrial and automotive customers. Our industrial OEM customers cover a diverse range of industries and applications and many of our largest OEM customers manufacture construction and agricultural equipment.

During Fiscal 2024, demands from industrial OEM channels softened while our enterprise initiatives and the favorable mix of replacement channel sales to OEM channel sales improved our profitability. We expect our business operations to capitalize on a potential industrial demand recovery during 2025 and our inventory position to support exceptional customer service and position us for growth. As the industrial markets stabilize, we expect that our ongoing execution of enterprise initiatives and incremental new business investments will enable us to improve profitability and drive higher organic growth over the long term.

Global conflicts, such as the conflict between Russia and Ukraine, and sanctions and counter-sanctions imposed in response, created increased economic uncertainty and operational complexity both in Europe, Middle East and Africa ("EMEA") and globally, the impacts of which we cannot fully predict. Gates had a single distribution center in Russia that sold primarily to customers based in Russia. In early July 2022, we suspended our operations in Russia. During Fiscal 2024, we deconsolidated the Russian subsidiary upon loss of control and recognized a deconsolidation loss of $12.7 million.

Results for the year ended December 28, 2024 compared to the results for the year ended December 30, 2023

Summary Gates Performance

		For the year ended	
(dollars in millions)		December 28, 2024	December 30, 2023
Net sales	$	3,408.2	$ 3,570.2
Cost of sales		2,049.7	2,211.3
Gross profit		**1,358.5**	**1,358.9**
Selling, general and administrative expenses		870.0	882.2
Transaction-related expenses		3.3	2.2
Asset impairments		—	0.1
Restructuring expenses		6.5	11.6
Other operating expenses		—	0.2
Operating income from continuing operations		**478.7**	**462.6**
Interest expense		155.8	163.2
Loss on deconsolidation of Russian subsidiary		12.7	—
Other (income) expense		(17.8)	14.1
Income from continuing operations before taxes		**328.0**	**285.3**
Income tax expense		107.5	28.3
Net income from continuing operations	$	**220.5**	$ **257.0**
Adjusted EBITDA[1]	$	761.1	$ 747.0

[1] See "—Non-GAAP Financial Measures" for a reconciliation of Adjusted EBITDA to net income from continuing operations, the closest comparable GAAP measure, for each of the periods presented.

Net sales

Net sales during Fiscal 2024 were $3,408.2 million, compared to $3,570.2 million during the prior year, a decrease of 4.5%, or $162.0 million. The following table lists the primary drivers behind the change in net sales (amounts in millions):

	Power Transmission	Fluid Power	Total Company
Year ended December 30, 2023	$ 2,191.2	$ 1,379.0	$ 3,570.2
Currency translation	(31.7)	(4.7)	(36.4)
Volume	(74.6)	(98.3)	(172.9)
Pricing	23.2	24.1	47.3
Year ended December 28, 2024	$ 2,108.1	$ 1,300.1	$ 3,408.2

Cost of sales

Cost of sales for Fiscal 2024 was $2,049.7 million, compared to $2,211.3 million for the prior year, a decrease of 7.3%, or $161.6 million. The following table lists the primary drivers behind the change in cost of sales (amounts in millions):

Year ended December 30, 2023		$	2,211.3
Currency translation			(26.4)
Volume			(85.2)
Manufacturing performance			(50.5)
Mix			(18.5)
Other			19.0
Year ended December 28, 2024		$	2,049.7

Selling, general and administrative ("SG&A") expenses

SG&A expenses for Fiscal 2024 were $870.0 million compared to $882.2 million for the prior year. This decrease of $12.2 million was primarily attributable to favorable movements in average currency exchange rates, gain from disposal of property, plant and equipment, higher corporate-owned life insurance related income, and lower provision for expected credit losses during the current year period. The decrease was partially offset by increased outbound freight costs, consulting fees, and other expenses.

Transaction-related expenses

Transaction-related expenses of $3.3 million were incurred during Fiscal 2024, related primarily to the debt agreement amendments and refinancings that occurred in June 2024 and December 2024, the four secondary offerings completed in 2024, and certain other corporate transactions. Transaction-related expenses of $2.2 million were incurred during the prior year, related primarily to the three secondary offerings completed in 2023, fees for amending the 2022 Dollar Term Loans (as defined below) in October 2023, and certain other corporate transactions.

Restructuring expenses

Restructuring and other restructuring related initiatives during Fiscal 2024 included $4.1 million of costs related to the relocation of certain production activities and reorganization of our operations in Mexico. Additionally, we incurred $1.6 million in severance and other costs related to the consolidation of production activities across certain North American plants. Other costs related to restructuring and restructuring related initiatives incurred during Fiscal 2024 included legal and consulting expenses, and costs associated with prior period facility closures or relocations in several countries.

Restructuring and other restructuring related initiatives during Fiscal 2023 related primarily to relocating certain production activities in China and Mexico, which included severance and other costs of $4.5 million and $3.0 million, respectively. Additionally, we incurred $0.7 million in severance and other costs related to optimizing production in Europe and $0.9 million of non-severance labor and benefit costs related to relocation and integration of certain support functions into our regional shared service center in Europe. Other restructuring costs during the period included $3.4 million for legal and consulting expenses, as well as activities associated with prior period facility closures or relocations in several countries.

Interest expense

		For the year ended		
(dollars in millions)		December 28, 2024		December 30, 2023
Debt:				
—Dollar Term Loans	$	88.8	$	113.7
—Dollar Senior Notes		34.7		35.5
—Revolving credit facility		0.4		1.8
		123.9		151.0
Amortization of deferred issuance costs		23.1		9.1
Other interest expense		8.8		3.1
	$	155.8	$	163.2

Details of our long-term debt are presented in Note 15 to the consolidated financial statements included elsewhere in this report.

Interest on debt for Fiscal 2024 decreased by $27.1 million when compared to the prior year, primarily due to lower interest rates applicable on the floating rate Dollar Term Loans and the favorable impact of derivatives. In addition, we incurred no interest under the asset-backed revolver during 2024, which was terminated in June 2024.

Amortization of deferred issuance costs during Fiscal 2024 increased by $14.0 million, primarily due to the accelerated amortization of $14.8 million of deferred issuance costs related to the debt refinancing that occurred in June 2024 and the accelerated amortization of $1.0 million due to the $100.0 million repayment against our 2021 Dollar Term Loans (as defined below) in February 2024.

Other (income) expenses

	For the year ended	
(dollars in millions)	December 28, 2024	December 30, 2023
Interest income on bank deposits	$ (13.7)	$ (17.5)
Foreign currency (gain) loss on net debt and hedging instruments	(13.7)	4.2
Net adjustments related to post-retirement benefits	(2.6)	(3.0)
Foreign currency loss on hyperinflation remeasurement	6.7	22.6
Other	5.5	7.8
	$ (17.8)	$ 14.1

Other (income) expenses for Fiscal 2024 was an income of $17.8 million, compared to a loss of $14.1 million in the prior year. The economies of Türkiye and Argentina are both designated as highly inflationary economies under U.S. GAAP. The functional currencies for a portion of our Türkiye and Argentina operations were each previously changed from their local currency to the U.S. Dollar as a result of applying highly inflationary accounting treatment. During Fiscal 2024, the foreign currency remeasurement loss related to translation adjustments for the associated entities decreased by $15.9 million compared to the prior year period. Additionally, the increase of other income was also driven by a foreign currency gain on net debt and hedging instruments of $13.7 million during the year, compared to a loss of $4.2 million during Fiscal 2023.

Income tax expense

For Fiscal 2024, we had an income tax expense of $107.5 million on pre-tax income of $328.0 million, which resulted in an effective tax rate of 32.8% compared to an income tax expense of $28.3 million on pre-tax income of $285.3 million, which resulted in an effective tax rate of 9.9% for Fiscal 2023.

The effective tax rate for Fiscal 2024 was primarily driven by $91.5 million net tax expense related to $68.0 million of change in deferred tax assets for Luxembourg net operating losses related to a reduction in the Luxembourg corporate income tax rate enacted in 2024, $10.7 million of tax on international operations, $9.6 million of currency exchange rate movements primarily related to Luxembourg currency revaluation on indefinite-lived net operating losses, and $3.2 million of net other expense; offset by $66.0 million of net tax benefits related to $45.5 million of change in valuation allowance primarily related to a reduction in the Luxembourg corporate income tax rate enacted in 2024, $10.2 million of company-owned life insurance deductions, and $10.3 million of unrecognized tax benefits primarily due to audit settlement.

The effective tax rate for Fiscal 2023 was primarily driven by $38.7 million net tax benefits related to $13.3 million of manufacturing incentives, $12.3 million in unrecognized tax benefits primarily due to audit settlement, $9.9 million of company-owned life insurance deductions, $8.8 million of change in valuation allowance, and $4.4 million of state tax provision (net federal benefit); offset by $10.1 million net tax expense related to $7.4 million of tax on international operations, $1.7 million of currency exchange rate movements and $1.0 million of net other expense.

Numerous foreign jurisdictions, including the U.K., have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion, or Pillar Two, model rules issued by the Organization for Economic Co-operation and Development, or OECD. Under such rules, a minimum effective tax rate of 15% would apply to multinational companies with consolidated revenue above €750 million. Under the Pillar Two rules, a company would be required to determine a combined effective tax rate for all entities located in a jurisdiction. If the jurisdictional effective tax rate determined under the Pillar Two rules is less than 15%, a top-up tax will be due to bring the jurisdictional effective tax rate up to 15%. We are continuing to monitor the pending implementation of Pillar Two by individual countries and the potential effects of Pillar Two on our business. In response to the implementation of Pillar Two in 2024, we took steps in 2023 to mitigate cash tax impacts of Pillar Two that had the effect of increasing our estimated annual effective tax rate by three to five percentage points starting from 2024. While the impact on the Company will need to be determined by reference to the final rules, we currently do not expect any material impact as of December 28, 2024, and do not expect a material impact in future years.

Deferred Income Tax Assets and Liabilities

We recognize deferred tax assets and liabilities for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under U.S. GAAP and their respective tax bases, and for net operating loss carryforwards and tax credit carryforwards. We evaluate the recoverability of our deferred tax assets, weighing all positive and negative evidence, and are required to establish or maintain a valuation allowance for these assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized.

As of each reporting date, we consider new evidence, both positive and negative, that could impact our view with regard to the future realization of deferred tax assets. We maintain our positions with regard to future realization of deferred tax assets, including those with respect to which we continue maintaining valuation allowances, until there is sufficient new evidence to support a change in expectations. Such a change in expectations could arise due to many factors, including those impacting our forecasts of future earnings, as well as changes in the international tax laws under which we operate and tax planning. It is not reasonably possible to forecast any such changes at the present time, but it is possible that, should they arise, our view of their effect on the future realization of deferred tax assets may materially impact our financial statements.

After weighing all of the evidence, giving more weight to the evidence that was objectively verifiable, we determined in Fiscal 2024 that it was more likely than not that deferred income tax assets of $5.5 million in Türkiye related to net operating losses, $3.7 million in Poland related to special economic zone business credits, and $3.4 million in the U.S. related to net operating losses, are not realizable. Similarly, we determined in Fiscal 2024 that it is more likely than not that deferred income tax assets in the U.S. related to foreign tax credits totaling $3.2 million are realizable as a result of changes in estimates of taxable profits against which these credits can be utilized. In Fiscal 2023 we determined that it was more likely than not that deferred income tax assets in the U.S. related to net operating losses totaling $2.1 million are realizable as a result of changes in estimates of taxable profits against which these losses can be utilized.

Analysis by Operating Segment

Power Transmission (61.9% of Gates' net sales for the year ended December 28, 2024)

	For the year ended		Period over period change
(dollars in millions)	December 28, 2024	December 30, 2023	
Net sales	$ 2,108.1	$ 2,191.2	(3.8%)
Adjusted EBITDA	$ 468.7	$ 460.6	1.8%
Adjusted EBITDA margin	22.2 %	21.0 %	

Net sales in Power Transmission for Fiscal 2024 decreased by 3.8%, or $83.1 million, driven by lower volumes of $74.6 million and adverse movements in average currency exchange rates of $31.7 million. The decrease was offset by a $23.2 million benefit from pricing. As such, core sales decreased by 2.3%, or $51.4 million, compared to the prior year.

Power Transmission's overall core sales to our industrial channel customers had a core sales decline of 5.6% during Fiscal 2024, compared to the prior year periods. Personal mobility, industrial off-highway, and diversified industrial end markets experienced declines of 22.4%, 6.9%, and 2.0%, respectively, compared to the prior year period, primarily in North America and EMEA. Automotive channel sales were relatively consistent compared to the prior year periods, declining by 0.4% during Fiscal 2024. The decline in the automotive channel during Fiscal 2024 was focused in EMEA and Greater China, which experienced core sales declines of 2.0% and 11.6%, respectively, compared to the prior year period. This was partially offset by core sales growth in the automotive channel in North America, South America and East Asia.

Power Transmission Adjusted EBITDA for Fiscal 2024 increased by 1.8% or $8.1 million compared to the prior year, driven primarily by enterprise initiatives that favorably impacted manufacturing performance and pricing, partially offset by lower volumes. As a result, the Adjusted EBITDA margin for Fiscal 2024 was 22.2%, a 120 basis point increase from the prior year.

Fluid Power (38.1% of Gates' net sales for the year ended December 28, 2024)

(dollars in millions)	For the year ended		Period over period change
	December 28, 2024	December 30, 2023	
Net sales	$ 1,300.1	$ 1,379.0	(5.7%)
Adjusted EBITDA	$ 292.4	$ 286.4	2.1%
Adjusted EBITDA margin	22.5 %	20.8 %	

Net sales in Fluid Power for Fiscal 2024 decreased by 5.7%, or $78.9 million, driven by lower volumes of $98.3 million and adverse movements in average currency exchange rates of $4.7 million. The decrease was offset by a $24.1 million benefit from pricing. As such, core sales decreased by 5.4%, or $74.2 million, compared to the prior year.

Fluid Power's core sales decline in Fiscal 2024 was driven by decreased sales to industrial customers of 9.3%, compared to the prior year period. The decline of industrial sales were primarily in North America and EMEA, which had declines of 10.7% and 12.5%, respectively, compared to the prior year period. Construction and agriculture end markets drove most of the decline, with core sales that decreased by 9.1% and 18.4%, respectively, during Fiscal 2024 as compared to the prior year period. The decline in industrial sales was partially offset by core sales growth in the automotive channel of 7.9% compared to the prior year period. Growth of automotive channel sales was primarily contributed by North America and EMEA.

Fluid Power Adjusted EBITDA for Fiscal 2024 increased by 2.1%, or $6.0 million, compared to the prior year period, driven primarily by enterprise initiatives that favorably impacted manufacturing performance and pricing, and favorable mix of replacement channel sales to OEM channel sales. This was partially offset by lower volumes. As a result, the Adjusted EBITDA margin was 22.5%, a 170 basis point improvement from the prior year.

Liquidity and Capital Resources

Treasury Responsibilities and Philosophy

Our primary liquidity and capital resource needs are for working capital, debt service requirements, capital expenditures, share repurchases, facility expansions and acquisitions. We expect to finance our future cash requirements with cash on hand, cash flows from operations and, where necessary, borrowings under our secured revolving credit facility. We have historically relied on our cash flow from operations and various debt and equity financings for liquidity.

From time to time, we enter into currency derivative contracts to manage currency transaction exposures. Similarly, from time to time, we may enter into interest rate derivatives to maintain the desired mix of floating and fixed rate debt.

As market conditions warrant, we may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases of ordinary shares or other securities or loans may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases of debt securities or loans may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases of debt made at prices below the "adjusted issue price" (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

It is our policy to retain sufficient liquidity throughout the capital expenditure cycle to maintain our financial flexibility. We do not have any meaningful debt maturities until 2029; however, we regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure, and may refinance all or a portion of our indebtedness on or before maturity. We do not anticipate any material long-term deterioration in our overall liquidity position in the foreseeable future, and believe that we have adequate liquidity and capital resources for the next twelve months.

Cash Flow

Year Ended December 28, 2024 compared to the year ended December 30, 2023

Cash provided by operating activities was $379.6 million during Fiscal 2024 compared to cash provided by operating activities of $481.0 million during the prior year period, driven primarily by a decrease of $135.5 million in trade working capital movement, combined with an increase of $11.8 million in taxes paid. These increases in operating cash outflows were partially offset by a decrease of $22.5 million cash paid for interest in the current year period and improved operating performance in Fiscal 2024.

Net cash used in investing activities during Fiscal 2024 was $104.4 million, compared to $81.8 million in the prior year period. The increase of cash used in investing activities was primarily driven by increased capital expenditures of $35.3 million, a $12.5 million cash derecognition from the deconsolidation of our Russian subsidiary, and higher investment purchases in Fiscal 2024 compared to the prior year period, partially offset by a $20.7 million increase in net cash received under company-owned life insurance policies.

Net cash used in financing activities was $286.7 million during Fiscal 2024, compared to $258.3 million in the prior year period. Fiscal 2024 outflows were primarily related to the $176.1 million paid to acquire shares under a share repurchase program through an intermediary from Blackstone as further described in Note 19 to the consolidated financial statements included elsewhere in this report, as compared to $251.7 million paid to acquire shares under a share repurchase program in Fiscal 2023. The financing cash outflows in Fiscal 2024 also included $88.8 million higher debt repayments net of borrowings, and increased debt issuance costs paid of $20.3 million, compared to prior year periods.

Indebtedness

Our long-term debt, consisting principally of two secured term loans and the U.S. dollar-denominated unsecured notes, was as follows:

	Carrying amount		Principal amount	
(dollars in millions)	As of December 28, 2024	As of December 30, 2023	As of December 28, 2024	As of December 30, 2023
Debt:				
—Secured				
—2024 Dollar Term Loans due June 4, 2031	$ 1,290.0	$ —	$ 1,300.0	$ —
—2022 Dollar Term Loans due November 16, 2029	548.0	547.8	563.5	567.8
—2021 Dollar Term Loans due November 16, 2029	—	1,322.5	—	1,336.1
—Unsecured				
—6.875% Dollar Senior Notes due July 1, 2029	512.6	—	500.0	—
—6.250% Dollar Senior Notes due January 16, 2026	—	581.2	—	568.0
	$ 2,350.6	$ 2,451.5	$ 2,363.5	$ 2,471.9

We refer to the term loans denominated in U.S. dollars as the "Dollar Term Loans" and the unsecured senior notes denominated in U.S. dollars as the "Dollar Senior Notes". The Dollar Term Loans that were issued on February 24, 2021 and extinguished on June 4, 2024 are referred to as the "2021 Dollar Term Loans". The new tranche of dollar term loans that were issued on June 4, 2024 and repriced on December 10, 2024 are referred to as the "2024 Dollar Term Loans", and the Dollar Term Loans that were issued on November 16, 2022 and repriced on June 4, 2024 and December 10, 2024 are referred to as the "2022 Dollar Term Loans." Details of our long-term debt are presented in Note 15 to the consolidated financial statements included elsewhere in this annual report.

Debt issuances and redemptions

In August 2024, we drew $40.0 million under our revolving credit facility to partially fund the purchase of our ordinary shares under our 2024 share repurchase program, as discussed further in Note 19 to the consolidated financial statements included elsewhere in this annual report. In September and October 2024, we made payments on this amount and had no balance as of December 28, 2024.

On June 4, 2024, we entered into an amendment to our credit agreement governing our term loans and our secured revolving credit facility. As part of this amendment, we upsized the revolving credit commitments and issued the "2024 Dollar Term Loans". The proceeds of the 2024 Dollar Term Loans were used to extinguish the entire outstanding principal balance of the 2021 Dollar Term Loans plus $1.1 million of accrued interest and to redeem a portion of the Dollar Senior Notes due 2026. We issued the 2024 Dollar Term Loans with no discount and incurred third party costs totaling approximately $9.5 million, which have been deferred and will be amortized to interest expense over the remaining term of the related borrowings using the effective interest method. The 2024 Dollar Term Loans require a prepayment premium in connection with certain repricing transactions occurring within nine months following the closing of the amendment. The repayment of our 2021 Dollar Term Loans resulted in the accelerated recognition of $11.2 million of deferred issuance costs (recognized in interest expense).

On June 4, 2024, we also issued new Dollar Senior Notes due 2029 of $500.0 million, and fully redeemed our existing Dollar Senior Notes due 2026 of $568.0 million aggregate principal amount, which included the payment of $13.7 million of accrued interest thereon. We issued the new Dollar Senior Notes with no discount and incurred third party costs of approximately $7.6 million, which have been deferred and will be amortized to interest expense over the remaining term of the new Dollar Senior Notes using the effective interest method. The redemption of our Dollar Senior Notes due 2026 resulted in the accelerated recognition of $2.6 million of deferred issuance costs (recognized in interest expense).

In February 2024, we made a voluntary principal debt repayment of $100.0 million against our 2021 Dollar Term Loans. As a result of this repayment, we accelerated the recognition of $1.0 million of deferred issuance costs (recognized in interest expense).

In May 2023, we drew $100.0 million under our asset-backed revolving credit facility to partially fund the purchase of shares under our share repurchase program, as discussed further in Note 19 to the consolidated financial statements included elsewhere in this annual report. During Fiscal 2023, we paid down the borrowings on the asset-backed revolver and had no outstanding borrowings as of December 30, 2023. This facility was terminated on June 4, 2024.

Dollar Term Loan credit agreement amendments

On December 10, 2024, we amended our credit agreement to lower the margin with respect to the 2022 Dollar Term Loans and 2024 Dollar Term Loans by 50 basis points compared to the previous term. The 2022 Dollar Term Loans and 2024 Dollar Term Loans bear interest, at our option at, either Term SOFR (subject to a floor of 0.50%), plus a margin of 1.75% per annum, or the base rate (subject to a floor of 1.50%) plus 0.75% per annum.

On June 4, 2024, we amended the 2022 Dollar Term Loans' interest rate to be, at our option, either Term SOFR (subject to a floor of 0.50%), plus a margin of 2.25% per annum or the base rate (subject to a 1.50% per annum floor), plus 1.25% per annum.

On June 4, 2024, as part of an amendment to our credit agreement, we increased borrowing capacity under our revolving credit facility from $250.0 million to $500.0 million and extended the maturity from November 18, 2026 to the date that is the earliest of (x) June 4, 2029 and (y) April 1, 2029, if greater than $500.0 million in aggregate principal amount of the Dollar Senior Notes due 2029 are outstanding. We incurred associated third party costs of approximately $2.5 million, which have been deferred and will be amortized to interest expense over the remaining term of the revolving credit facility. Concurrently with this amendment, we terminated the $250.0 million asset-backed revolving credit facility governed by the second amended and restated credit agreement dated as of July 3, 2014 (as amended and restated).

On October 10, 2023, we amended the 2022 Dollar Term Loans' interest rate to be, at our option, either Term SOFR, subject to a floor of 0.50%, plus a margin of 3.00% per annum, or the base rate, subject to a 1.50% per annum floor, plus 2.00% per annum.

On March 1, 2023, we amended the 2021 Dollar Term Loans, revolving credit facility and asset-backed revolver, which bore interest at LIBOR plus an applicable margin. The amendments modified the reference rates for borrowings in dollar from LIBOR to Term SOFR or Adjusted Term SOFR, as applicable.

Non-guarantor subsidiaries

The majority of the Company's U.S. subsidiaries are guarantors of the senior secured credit facilities.

For the twelve months ended December 28, 2024, before intercompany eliminations, our non-guarantor subsidiaries represented approximately 73% of our net sales and 65% of our EBITDA as defined in the financial covenants attaching to the senior secured credit facilities. As of December 28, 2024, before intercompany eliminations, our non-guarantor subsidiaries represented approximately 66% of our total assets and approximately 25% of our total liabilities.

Borrowing Headroom

On June 4, 2024, we extinguished our asset-backed revolving credit facility as discussed further in Note 15 to the consolidated financial statements included elsewhere in this annual report. As part of an amendment to our credit agreement, we increased borrowing capacity under our secured revolving credit facility that provides for multi-currency revolving loans from $250.0 million to $500.0 million and extended the maturity from November 18, 2026 to the date that is the earliest of (x) June 4, 2029 and (y) April 1, 2029, if greater than $500.0 million in aggregate principal amount of the Dollar Senior Notes due 2029 are outstanding. As of December 28, 2024, there were letters of credit outstanding against the facility amounting to $28.2 million and no drawings on the revolving credit facility. As of December 28, 2024, our total committed borrowing headroom was $471.8 million, in addition to cash balances of $682.0 million.

Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations and commercial commitments are summarized in the following table which includes aggregate information about our contractual obligations as of December 28, 2024 and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities. The table below excludes our gross liability for uncertain tax positions of $82.2 million because the timing of cash settlement, if any, is unknown at this time.

Floating interest payments and payments and receipts on interest rate derivatives are estimated based on market interest rates prevailing at the balance sheet date. Amounts in respect of purchase obligations are items that we are obligated to pay in the future, but they are not required to be included on the consolidated balance sheet.

| (dollars in millions) | Total | | Earliest period in which payments are due | | | |
			2025	2026 and 2027	2028 and 2029	2030 and beyond
Debt:						
—Principal	$	2,363.5	$ 23.4	$ 37.6	$ 1,070.9	$ 1,231.6
—Interest payments[1]		700.0	154.2	246.9	229.0	69.9
Finance leases		2.4	1.0	1.1	0.3	—
Operating leases		203.3	31.6	53.0	41.2	77.5
Post-retirement benefits[2]		11.8	11.8	—	—	—
Purchase obligations[3]		76.8	50.3	21.2	5.3	—
Total	$	3,357.8	$ 272.3	$ 359.8	$ 1,346.7	$ 1,379.0

[1] Future interest payments include payments on fixed and floating rate debt. Floating rate interest payments are estimated based on forward market interest rates and terms prevailing as of December 28, 2024.

[2] Post-retirement benefit obligations represent our expected cash contributions to defined benefit pension and other post-retirement benefit plans in Fiscal 2025. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

[3] A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

"EBITDA" is a non-GAAP measure that represents net income or loss from continuing operations for the period before the impact of income taxes, net interest and other expenses, depreciation and amortization. EBITDA is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Management uses "Adjusted EBITDA" as its key profitability measure. This is a non-GAAP measure that represents EBITDA before certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses, and it is used for total Gates as well because we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments, as well as that of certain of our peer companies. We believe that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

During the periods presented, the items excluded from EBITDA in computing Adjusted EBITDA primarily included:

- loss on deconsolidation of previously controlled subsidiary;

- non-cash charges in relation to share-based compensation;

- transaction-related expenses incurred in relation to major corporate transactions, including the acquisition of businesses, and equity and debt transactions;

- asset impairments;

- restructuring expenses, including severance-related expenses;

- credit loss related to a customer bankruptcy;

- cybersecurity incident expenses; and

- inventory adjustments related to certain inventories accounted for on the LIFO basis.

Differences exist among our businesses and from period to period in the extent to which their respective employees receive share-based compensation or a charge for such compensation is recognized. We therefore exclude from Adjusted EBITDA the non-cash charges in relation to share-based compensation in order to assess the relative performance of our businesses.

We exclude from Adjusted EBITDA acquisition-related costs that are required to be expensed in accordance with U.S. GAAP. We also exclude costs associated with major corporate transactions because we do not believe that they relate to our performance. Other items are excluded from Adjusted EBITDA because they are individually or collectively significant items that are not considered to be representative of the underlying performance of our businesses. During the periods presented, we excluded restructuring expenses and severance-related expenses that reflect specific, strategic actions taken by management to shutdown, downsize, or otherwise fundamentally reorganize areas of Gates' business, and changes in the LIFO inventory reserve recognized in cost of sales for certain inventories that are valued on a LIFO basis. During inflationary or deflationary pricing environments, LIFO adjustments can result in variability of the cost of sales recognized each period as the most recent costs are matched against current sales, while historical, typically lower, costs are retained in inventory. LIFO adjustments are determined based on published pricing indices, which often are not representative of the actual cost changes or timing of those changes as experienced by our business. Excluding the impact from the application of LIFO therefore improves the comparability of our financial performance from period to period and with the Company's peers, and more closely represents the physical flow of our inventory and how we manage the business.

EBITDA and Adjusted EBITDA exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with, not as substitutes for, profit or loss for the period. Management compensates for these limitations by separately monitoring net income from continuing operations for the period.

The following table reconciles net income from continuing operations, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Net income	$ 219.9	$ 256.4	$ 242.5
Loss on disposal of discontinued operations	0.6	0.6	0.4
Net income from continuing operations	**220.5**	**257.0**	**242.9**
Income tax expense	107.5	28.3	14.9
Net interest and other expenses	138.0	177.3	126.2
Depreciation and amortization	216.9	217.5	217.2
EBITDA	**682.9**	**680.1**	**601.2**
Loss on deconsolidation of Russian subsidiary [1]	12.7	—	—
Transaction-related expenses [2]	3.3	2.2	2.1
Asset impairments	—	0.1	1.1
Restructuring expenses	6.5	11.6	9.5
Share-based compensation expense	28.8	27.4	44.3
Inventory impairments and adjustments [3] (included in cost of sales)	22.3	7.4	20.9
Restructuring related expenses (included in cost of sales)	1.8	0.4	0.8
Restructuring related expenses (included in SG&A)	2.9	1.0	0.5
Credit (gain) loss related to customer bankruptcy (included in SG&A) [4]	(0.1)	11.4	—
Cybersecurity incident expenses [5]	—	5.2	—
Other items not directly related to current operations	—	0.2	0.2
Adjusted EBITDA	**$ 761.1**	**$ 747.0**	**$ 680.6**

(1)   In July 2022, Gates suspended our operations in Russia. As of September 28, 2024, we deconsolidated the Russian subsidiary upon loss of control and recognized a deconsolidation loss.

(2)   Transaction-related expenses relate primarily to advisory fees and other costs recognized in respect of major corporate transactions, including the acquisition of businesses, and equity and debt transactions.

(3)   Inventory impairments and adjustments include the reversal of the adjustment to remeasure certain inventories on a LIFO basis. The recent inflationary environment has caused LIFO values to drop below FIFO values because LIFO measurement results in the more recent inflated costs being matched against current sales while historical, lower costs are retained in inventories.

(4)   On January 31, 2023, one of our customers filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In connection with the bankruptcy proceedings, we preliminarily evaluated our potential risk and exposure relating to our outstanding pre-petition accounts receivable balance from the customer and recorded an initial pre-tax charge to reflect our estimated recovery. We continue to monitor the circumstances surrounding the bankruptcy and adjust our estimate as necessary.

(5)   On February 11, 2023, Gates determined that it was the target of a malware attack. Cybersecurity incident expenses include legal, consulting, and other costs incurred as a direct result of this incident, some of which may be partially offset by insurance recoveries.

Core sales and core sales growth reconciliations

Core sales is a non-GAAP measure that represents net sales for the period excluding the impacts of movements in average currency exchange rates and the first-year impacts of acquisitions and disposals, when applicable. Core sales growth is the change in core sales expressed as a percentage of prior period net sales. We present core sales growth because it allows for a meaningful comparison of year-over-year performance without the volatility caused by foreign currency gains or losses or the incomparability that would be caused by impacts of acquisitions or disposals. Management believes that this measure is therefore useful for securities analysts, investors and other interested parties to assist in their assessment of the operating performance of our businesses. The closest GAAP measure is net sales.

	For the year ended December 28, 2024		
(dollars in millions)	Power Transmission	Fluid Power	Total
Net sales for the year ended December 28, 2024	$ 2,108.1	$ 1,300.1	$ **3,408.2**
Impact on net sales of movements in currency rates	31.7	4.7	**36.4**
Core sales for the year ended December 28, 2024	2,139.8	1,304.8	**3,444.6**
Net sales for the year ended December 30, 2023	2,191.2	1,379.0	**3,570.2**
Decrease in net sales	$ (83.1)	$ (78.9)	$ **(162.0)**
Decrease in net sales on a core basis (core sales)	$ (51.4)	$ (74.2)	$ **(125.6)**
Net sales decline	(3.8)%	(5.7)%	**(4.5)%**
Core sales decline	(2.3)%	(5.4)%	**(3.5)%**

	For the year ended December 30, 2023		
(dollars in millions)	Power Transmission	Fluid Power	Total
Net sales for the year ended December 30, 2023	$ 2,191.2	$ 1,379.0	$ **3,570.2**
Impact on net sales of movements in currency rates	18.9	(10.0)	**8.9**
Core sales for the year ended December 30, 2023	2,210.1	1,369.0	**3,579.1**
Net sales for the year ended December 31, 2022	2,173.7	1,380.5	**3,554.2**
Decrease in net sales	$ 17.5	$ (1.5)	$ **16.0**
Increase (decrease) in net sales on a core basis (core sales)	$ 36.4	$ (11.5)	$ **24.9**
Net sales growth (decline)	0.8 %	(0.1)%	**0.5 %**
Core sales growth (decline)	1.7 %	(0.8)%	**0.7 %**

Adjusted EBITDA adjustments for ratio calculation purposes

The financial maintenance ratio in our credit agreement and other ratios related to incurrence-based covenants (measured only upon the taking of certain actions, including the incurrence of additional indebtedness) under our credit agreement governing our revolving credit facility and our term loan facility and the indenture governing our outstanding notes are calculated in part based on financial measures similar to Adjusted EBITDA as presented elsewhere in this report, which financial measures are determined at the Gates Industrial Holdco Limited level and adjust for certain additional items such as severance costs, the pro forma impacts of acquisitions and the pro forma impacts of cost-saving initiatives. These additional adjustments during the last 12 months, as calculated pursuant to such agreements, resulted in a net benefit to Adjusted EBITDA for ratio calculation purposes of $8.5 million as of December 28, 2024. Pursuant to the terms of the credit agreement governing our revolving credit facility and term loans, the Company may not, subject to certain exceptions, permit its Consolidated First Lien Net Leverage Ratio (as defined in the credit agreement) to exceed 4.50 to 1.00 as of the end of the test period if borrowings under the revolving credit facility exceed a certain threshold. Pursuant to the credit agreement, this ratio is defined as Consolidated First Lien Net Debt (as defined in the credit agreement) divided by Consolidated EBITDA (as defined in the credit agreement). For a description of the other material terms related to our debt agreements, please refer to Note 15 to the consolidated financial statements included elsewhere in this report, and for a discussion of risks related to the compliance or non-compliance with the covenants described herein on the Company's financial condition and liquidity, please refer to the factors described in Item 1A. "Risk Factors—Risks Related to Our Indebtedness" in Part I of this annual report. During the periods covered by the consolidated financial statements included in this report, we were in compliance with the financial covenant and had no borrowing on the revolving credit facility.

Gates Industrial Corporation plc is not an obligor under our revolving credit facility, our term loans or the indenture governing our outstanding notes. Gates Industrial Holdco Limited, a direct wholly-owned subsidiary of Gates Industrial Corporation plc, is the parent guarantor under our revolving credit facility, our term loans, and our outstanding notes. The only significant differences between the results of operations and net assets that would be shown in the consolidated financial statements of Gates Industrial Holdco Limited and those for the Company that are included elsewhere in this report are (i) additional net intercompany loan payable due to Gates Industrial Holdco Limited and its subsidiaries from the Company, which was c and $333.6 million as of December 28, 2024 and December 30, 2023, respectively, (ii) additional intercompany payables due to Gates Industrial Holdco Limited and its subsidiaries from the Company attributable to UK tax group relief of $6.6 million and $26.6 million as of December 28, 2024 and December 30, 2023, respectively, and (iii) additional cash and cash equivalents held by the Company, which was $10.6 million and $3.5 million as of December 28, 2024 and December 30, 2023, respectively.

Critical Accounting Estimates and Judgments

Details of our significant accounting policies are set out in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

When applying our accounting policies, we must make assumptions, judgments and estimates concerning the future that affect the reported amounts of assets, liabilities, revenue and expenses. We make these assumptions, estimates and judgments based on factors such as historical experience, the observance of trends in the industries in which we operate and information available from our customers and other outside sources. Due to the inherent uncertainty involved in making assumptions, estimates and judgments, the actual outcomes could be different. The policies discussed below are considered by management to be more critical than other policies because their application involves a significant amount of estimation uncertainty that increases the risk of a material adjustment to the carrying amounts of our assets and liabilities.

Net Sales

We derive our net sales primarily from the sale of a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and OEM channels, throughout the world.

In most of our agreements with customers, we consider accepted customer purchase orders, which in some cases are governed by master sales agreements, to represent the contracts with our customers. Revenue from the sale of goods under these contracts is measured at the invoiced amount, net of estimated returns, early settlement discounts and rebates. Taxes collected from customers relating to product sales and remitted to government authorities are excluded from revenues. Where a customer has the right to return goods, future returns are estimated based on historical returns profiles. Settlement discounts that may apply to unpaid invoices are estimated based on the settlement histories of the relevant customers.

Our transaction prices often include variable consideration, usually in the form of discounts and rebates that may apply to issued invoices. The reduction in the transaction price for variable consideration requires that we make estimates of the expected total qualifying sales to the relevant customers. These estimates, including an analysis for potential constraint on variable consideration, take into account factors such as the nature of the rebate program, historical information and expectations of customer and consumer behavior. Overall, the transaction price is reduced to reflect our estimate of the amount of consideration that is not probable of significant reversal.

We allocate the transaction price to each distinct performance obligation based on their relative standalone selling price. The product price as specified on the accepted purchase order or similar binding contract is considered to be the standalone selling price. In substantially all of our contracts with customers, our performance obligations are satisfied at a point in time, rather than over a period of time, when control of the product is transferred to the customer. This occurs typically at shipment. In determining whether control has transferred and the customer is consequently able to control the use of the product for their own benefit, we consider if there is a present right to payment, legal title and physical possession has been transferred, whether the risks and rewards of ownership have transferred to the customer, and if acceptance of the asset by the customer is more than perfunctory.

Impairment of Goodwill and Other Indefinite-Lived Assets

Goodwill and other indefinite-lived intangible assets are subject to an annual impairment test but are also tested for impairment if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Goodwill

Goodwill arising in a business combination is allocated to the reporting unit that is expected to benefit from the synergies of the acquisition. Where goodwill is attributable to more than one reporting unit, the goodwill is determined by allocating the purchase consideration in proportion to their respective business enterprise values and comparing the allocated purchase consideration with the fair value of the identifiable assets and liabilities of the reporting unit.

Goodwill is not amortized but is tested for impairment on the first day of the fourth quarter or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable and is carried at cost less any recognized impairment.

To identify a potential impairment of goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired. If the fair value is lower than the carrying amount, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the amount of goodwill allocated to that reporting unit.

Management based the fair value calculations on a weighted blend of the income and market approaches. The income approach was based on cash flow forecasts derived from the most recent financial plans approved by the Board, in which the principal assumptions were those regarding sales growth rates, selling prices and changes in direct costs. Forecasts for the future years were based on region-specific growth or decline assumptions determined by management, taking into account market trends and strategic initiatives. The terminal growth rate for both reporting units was set at 2.5%, a rate that does not exceed the expected long-term growth rates in the respective principal end markets.

Management applied discount rates to the resulting cash flow projections that reflect current market assessments of the time value of money and the risks specific to each reporting unit. In each case, the discount rate was determined using a capital asset pricing model. The discount rates used in the impairment tests of goodwill during Fiscal 2024 were 11.3% and 10.7% for the Power Transmission and Fluid Power reporting units, respectively.

For both reporting units, the fair values exceeded the carrying values and no goodwill impairments were therefore recognized during Fiscal 2024.

We base our fair value estimates on assumptions we believe to be reasonable at the time but that are unpredictable and inherently uncertain. In addition, we make certain judgments and assumptions in allocating goodwill between reporting units and in allocating shared assets and liabilities to determine the carrying values for each of our reporting units tested. Changes in assumptions or circumstances could result in an additional impairment in the period in which the change occurs and in future years.

Indefinite-Lived Assets Other than Goodwill

To identify a potential impairment of indefinite-lived assets other than goodwill, the fair value of the asset is compared to its carrying amount. If the fair value of the indefinite-lived asset exceeds its carrying amount, it is not considered impaired. Fair value is calculated based on the anticipated net cash inflows and outflows related to the indefinite-lived asset.

During the periods covered by this annual report, we held an indefinite-lived brand and trade name intangible asset. We test the intangible for impairment on the first day of the fourth quarter or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable and is carried at cost less any recognized impairment.

The fair value for our indefinite-lived brand and trade name intangible asset was determined using a relief from royalty valuation methodology in which the key assumptions included sales growth rates and an estimated royalty rate. Sales forecasts were determined on the same basis as those used for the annual impairment testing of goodwill (as described above).

Management applied discount rates to the calculated royalty savings that reflect current market assessments of the time value of money and the risks specific to each region in which those royalty savings arose. In each case, the discount rate was determined using a capital asset pricing model adjusted for a premium to reflect the higher risk specific to the nature of the intangible asset. The discount rate used in Fiscal 2024 impairment test was 12.0%. As a result of the impairment testing, no impairment was recognized during Fiscal 2024.

We base our fair value estimates on assumptions we believe to be reasonable at the time but that are unpredictable and inherently uncertain. Changes in assumptions or circumstances could result in an additional impairment in the period in which the change occurs and in future years.

Taxation

We are subject to income tax in most of the jurisdictions in which we operate. Management is required to exercise significant judgment in determining our provision for income taxes. Management's judgment is required in relation to unrecognized income tax benefits whereby additional current tax may become payable in the future following the audit by tax authorities of previously-filed tax returns. It is possible that the final outcome of these unrecognized income tax benefits may differ from management's estimates.

Management assesses unrecognized income tax benefits based upon an evaluation of the facts, circumstances and information available at the balance sheet date. Provision is made for unrecognized tax benefits to the extent that the amounts previously taken or expected to be taken in tax returns exceeds the tax benefits that are recognized in the consolidated financial statements in respect of the tax positions. A tax benefit is recognized in the consolidated financial statements only if management considers that it is more likely than not that the tax position will be sustained on examination by the relevant tax authority solely on the technical merits of the position and is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement assuming that the tax authority has full knowledge of all relevant information. Provisions for unrecognized income tax benefits are reviewed regularly and are adjusted to reflect events such as the expiration of limitation periods for assessing tax, guidance given by the tax authorities and court decisions.

Deferred income tax assets and liabilities are recognized based on the expected future tax consequences of the difference between the financial statement carrying amount and the respective tax basis. Deferred income taxes are measured on the enacted rates expected to apply to taxable income at the time the difference is anticipated to reverse. Deferred income tax assets are reduced through the establishment of a valuation allowance if it is more likely than not that the deferred income tax asset will not be realized taking into account the timing and amount of the reversal of taxable temporary differences, expected future taxable income and tax planning strategies.

Deferred income tax is provided on certain taxable temporary differences arising on investments in foreign subsidiaries, except where we intend, and are able, to reinvest such amounts on a permanent basis or to remit such amounts in a tax-free manner.

We have recorded valuation allowances against certain of our deferred income tax assets and we intend to continue maintaining such valuation allowances until there is sufficient evidence to support the reduction of all or some portion of these allowances. During Fiscal 2024, we determined that it was more likely than not that deferred income tax assets of $5.5 million in Türkiye related to net operating losses, $3.7 million in Poland related to special economic zone business credits, and $3.4 million in the U.S. related to net operating losses, are not realizable. Similarly, we determined in Fiscal 2024 that it is more likely than not that deferred income tax assets in the U.S. related to foreign tax credits totaling $3.2 million are realizable as a result of changes in estimates of taxable profits against which these credits can be utilized. During Fiscal 2023, we determined that it was more likely than not that certain deferred income tax assets in the U.S. totaling $2.1 million were realizable.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates, interest rates, commodity prices, and the credit risk of our customers and third-party depository institutions that hold our cash and short-term deposits. From time to time, we use derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts, interest rate caps (options) and interest rate swaps, to reduce our exposure to foreign currency risk and interest rate risk. We do not hold or issue derivatives for speculative purposes and monitor closely the credit quality of the institutions with which we transact. Our objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rate movements.

On a regular basis, we monitor third-party depository institutions that hold our cash and short-term investments and we diversify these assets among counterparties to minimize exposure to any one of these entities. We also monitor the creditworthiness of our customers and suppliers to mitigate any adverse impact.

Foreign Currency Exchange Risk

We have global operations and thus make investments and enter into transactions denominated in various foreign currencies. Our operating results are impacted by buying, selling and financing in currencies other than the functional currency of our operating companies. We monitor exposure to transactions denominated in currencies other than the functional currency of each country in which we operate, and enter into forward contracts to mitigate that exposure as needed. We also naturally hedge foreign currency through our production in the countries in which we sell our products.

In addition, we are exposed to currency risk associated with translating our non-U.S. dollar majority-owned subsidiaries' financial statements into U.S. dollars, which is our reporting currency. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. Translational foreign exchange risks arise predominantly on the potential decreases in the value of our earnings, cash balances and other net assets denominated in euro and other currencies when translated to U.S. dollars.

The currency profiles of our cash and debt are centrally managed as are decisions about the location of cash. The currency profile of cash and debt, after taking into account the effect of the currency swaps and forwards used to manage those profiles, were as follows:

(dollars in millions)	As of December 28, 2024		As of December 30, 2023	
Cash and cash equivalents by currency:				
—U.S. dollar	$	280.0	$	343.9
—Chinese Yuan Renminbi		136.3		105.2
—Indian Rupee		25.3		27.7
—Euro		47.9		41.8
—Japanese Yen		46.9		37.3
—Other		145.6		164.7
	$	682.0	$	720.6
Principal amount of debt by currency:				
—U.S. dollar	$	1,041.9	$	1,385.9
—Euro		1,077.2		835.4
—Chinese Yuan Renminbi		244.4		250.6
	$	2,363.5	$	2,471.9

As described in Note 13 to the audited consolidated financial statements included elsewhere in this annual report, during Fiscal 2024 we executed a USD-EUR fixed-to-fixed cross currency swap with a notional principal amount of €277.4 million with a contract term, from August 2, 2024 to August 2, 2029. During Fiscal 2023, we executed a USD to Chinese Yuan fixed-to-fixed cross currency swap with a notional principal amount of ¥1,784.0 million with a contract term from November 30, 2023 to November 30, 2026. As of December 28, 2024, the aggregated notional principal amount of the cross currency swaps was €1,033.5 million and ¥1,784.0 million compared to €756.1 million and ¥1,784.0 million as of December 30, 2023.

Interest Rate Risk

Our prevailing market risk on interest rates is the potential fluctuation in interest costs and in the fair value of long-term debt resulting from movements in interest rates.

We use interest rate derivatives as part of our interest rate risk management strategy to add stability to interest expense and to manage our exposure to interest rate movements. The interest rate caps that we have entered into historically were designated as cash flow hedges and involved the receipt of variable rate payments from a counterparty if interest rates rise above the strike rate on the contract in exchange for a premium. The following table summarizes the key terms of the active interest rate derivatives held by the Company:

	Notional principal amount (millions)	Interest rate				Variable rate index
		Payable		Receivable		
		Variable	Fixed	Variable	Fixed	
As of December 28, 2024						
Maturity date:						
—June 2025	$ 870.0	— %	2.5 %	4.6 %	— %	1 month Term SOFR
—November 2027	$ 385.0	— %	7.6 %	8.1 %	— %	1 month Term SOFR
As of December 30, 2023						
Maturity date:						
—June 2025	$ 870.0	— %	2.5 %	5.4 %	— %	1 month Term SOFR
—November 2027	$ 385.0	— %	7.6 %	8.9 %	— %	1 month Term SOFR

The interest rate profile of the Company's financial assets and liabilities, after taking into account the effect of the interest rate hedging activities, was as follows:

(dollars in millions)	As of December 28, 2024				As of December 30, 2023			
	Interest-bearing				Interest-bearing			
	Floating rate	Fixed rate	Non-interest bearing	Total	Floating rate	Fixed rate	Non-interest bearing	Total
Financial assets:								
Available-for-sale investments	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Cash and cash equivalents	244.7	—	437.3	**682.0**	364.4	—	356.2	**720.6**
Restricted cash	—	—	2.8	**2.8**	—	—	3.4	**3.4**
	244.7	**—**	**440.1**	**684.8**	**364.4**	**—**	**359.6**	**724.0**
Financial liabilities:								
Debt	(608.5)	(1,755.0)	—	**(2,363.5)**	(648.9)	(1,823.0)	—	**(2,471.9)**
Obligations under finance leases	—	(2.2)	—	**(2.2)**	—	(1.7)	—	**(1.7)**
	(608.5)	**(1,757.2)**	**—**	**(2,365.7)**	**(648.9)**	**(1,824.7)**	**—**	**(2,473.6)**
	$ (363.8)	**$ (1,757.2)**	**$ 440.1**	**$ (1,680.9)**	**$ (284.5)**	**$ (1,824.7)**	**$ 359.6**	**$ (1,749.6)**

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Our debt facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. We aim to reduce liquidity risk by diversifying our funding sources, maintaining adequate headroom under our debt facilities and by staggering the maturities of our debt.

We have established long-term credit ratings of Ba3 Stable with Moody's and BB- Stable with Standard & Poor's. Credit ratings are subject to regular review by the credit rating agencies and may change in response to economic and commercial developments.

For the expected timing of contractual cash flows relating to our financing arrangements, see the table set out above under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations under Financing Arrangements and Other Commitments."

Commodity Risk

We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials such as aluminum, steel and polymers are subject to price fluctuations, which could have a negative impact on our results. We primarily manage these risks through normal operating activities. We strive to pass along such commodity price increases to customers to avoid profit margin erosion and utilize lean initiatives and materials science capabilities to further mitigate the impact of commodity raw material price fluctuations as we achieve improved efficiencies. We historically have not entered into any derivative commodity instruments to manage the exposure to changing price risk for supplies, but we will continue to evaluate their viability.

Credit risk

Our principal financial assets are cash and cash equivalents, derivatives, trade and other receivables and investments.

We regularly monitor third-party depository institutions that hold our cash and short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. We diversify our cash and short-term investments among counterparties to minimize exposure to any one of these entities.

The credit risk on derivative financial instruments is limited because the counterparties are financial institutions with high credit-ratings assigned by international credit-rating agencies.

To mitigate the credit risk attributable to our trade receivables, we perform credit verifications and monitor closely the creditworthiness of new and existing customers. The amounts presented in the balance sheet for trade receivables are net of allowances for expected credit losses. We develop expected loss estimates based either on the aging profile of outstanding receivables or by applying an experience factor (either a percentage of sales or a percentage of open receivables). These methodologies are based primarily on historical trends and experience, but credit controllers also regularly assess individual customer accounts to identify any potential increases or decreases in the level of expected credit loss needed to be applied to each customer based on current circumstances and future expectations.

Two customers of our North America businesses accounted for 13.7% and 6.1%, respectively, of our total trade accounts receivable balance as of December 28, 2024, compared to 12.5% and 9.6%, respectively, as of December 30, 2023. These concentrations are due to the extended payment terms common in the industry in which these businesses operate.

We have no other significant concentrations of credit risk as our exposure is spread over a large number of customers and counterparties.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is included as a separate section in this annual report. See Part IV. Item 15. "Exhibits, Financial Statement Schedules," which is incorporated herein by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this annual report. Based upon that evaluation required by paragraph (b) of Rules 13a-15 or 15d-15, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 28, 2024, the Company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, misstatements due to error or fraud may not be prevented or detected on a timely basis.

Our management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, performed an assessment of the effectiveness of the Company's internal control over financial reporting at December 28, 2024, utilizing the criteria discussed in the "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 28, 2024. Based on management's assessment, we have concluded that our internal control over financial reporting was effective at December 28, 2024.

Deloitte & Touche LLP (PCAOB ID No. 34), the independent registered public accounting firm that audited the Company's consolidated financial statements included elsewhere in this report, has issued an attestation report on our internal control over financial reporting as of December 28, 2024, as stated in its report which is included herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Section 13(r) Disclosure

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Exchange Act, we hereby incorporate by reference herein Exhibit 99.1 of this report, which includes disclosures regarding activities at Mundys S.p.A. (formerly Atlantia S.p.A.), which may be, or may have been at the time considered to be, an affiliate of Blackstone and, therefore, our affiliate.

Trading Arrangements

During the three months ended December 28, 2024, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

The information called for by this Item 10 is incorporated by reference to our definitive proxy statement for our 2025 annual general meeting of shareholders (our "2025 Proxy Statement"), anticipated to be filed with the Securities and Exchange Commission within 120 days of December 28, 2024, under the headings "Proposal 1- Election of Directors," "Corporate Governance," and, if applicable, "Delinquent Section 16(a) Reports."

Code of Ethics

We maintain a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which is posted on our website at www.gates.com under "About Us: Investor Relations: Governance: Governance Documents." Our Code of Business Conduct and Ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this annual report by reference or otherwise.

Item 11. Executive Compensation

The information called for by this Item 11 is incorporated by reference to our 2025 Proxy Statement anticipated to be filed with the Securities and Exchange Commission within 120 days of December 28, 2024, under the headings "Executive Compensation" and "Corporate Governance - Compensation Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item 12 is incorporated by reference to our 2025 Proxy Statement anticipated to be filed with the Securities and Exchange Commission within 120 days of December 28, 2024, under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this Item 13 is incorporated by reference to our 2025 Proxy Statement anticipated to be filed with the Securities and Exchange Commission within 120 days of December 28, 2024, under the headings "Corporate Governance" and "Related-Person Transactions Policy and Procedures."

Item 14. Principal Accountant Fees and Services

The information called for by this Item 14 is incorporated by reference to our 2025 Proxy Statement anticipated to be filed with the Securities and Exchange Commission within 120 days of December 28, 2024, under the heading "Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules

The financial statements filed as part of this report are indexed below. Financial statement schedules have been omitted since they either are not required, not applicable, or the information is otherwise included.

Index to Financial Statements

Audited Consolidated Financial Statements of Gates Industrial Corporation plc and its subsidiaries:

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Operations for the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022	F-3
Consolidated Statements of Comprehensive Income for the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022	F-4
Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023	F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022	F-6
Consolidated Statements of Shareholders' Equity for the fiscal years ended December 28, 2024, December 30, 2023, December 31, 2022	F-8
Notes to the Consolidated Financial Statements	F-9

Exhibits

		Incorporated by Reference		
Exhibit No.	Description	Form	Exhibit	Filing Date
3.1	Certificate of Incorporation of Gates Industrial Corporation plc	S-1	3.1	1/8/2018
3.2	Articles of Association of Gates Industrial Corporation plc, effective October 7, 2019	10-Q	3.2	11/6/2019
4.1	Description of Securities of Gates Industrial Corporation plc*			
4.2	Indenture, dated as of June 4, 2024, by and among Gates Corporation, the guarantors named on the signature pages thereto and U.S. Bank Trust Company, National Association, as trustee, which includes the Form of 6.875% Senior Notes due 2029	8-K	4.1	6/4/2024
10.1	Agreement for the Provision of Depositary Services and Custody Services in respect of Gates Industrial Corporation plc Depositary Receipts	8-K	10.5	1/29/2018
10.2	Credit Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Global LLC, the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, collateral agent, swing line lender and L/C issuer, and the lenders party thereto	S-1	10.18	12/27/2017
10.3	Amendment No. 1 to Credit Agreement, dated as of April 7, 2017, among Omaha Holdings LLC, Gates Global LLC, the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as the additional B-1 euro term lender and additional B-1 dollar term lender	S-1	10.19	12/27/2017
10.4	Amendment No. 2 to Credit Agreement, dated as of November 22, 2017, among Omaha Holdings LLC, Gates Global LLC, the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as the additional B-2 euro term lender and additional B-2 dollar term lender	S-1	10.20	12/27/2017
10.5	Amendment No. 3, dated as of January 24, 2018, to the Credit Agreement dated as of July 3, 2014 among the Borrower, Omaha Holdings LLC, Gates Global LLC, the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders party thereto	8-K	10.6	1/29/2018

10.6	Amendment No. 4, dated as of February 24, 2021, to the Credit Agreement dated as of July 3, 2014 among the Borrower, Omaha Holdings LLC, the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties and lenders party thereto	8-K	10.1	3/1/2021
10.7	Amendment No. 5, dated as of November 18, 2021, to the Credit Agreement, dated as of July 3, 2014 among the U.S. Borrower, Omaha Holdings LLC, the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties and lenders party thereto	8-K	10.1	11/22/2021
10.8	Amendment No. 6, dated as of November 16, 2022, to the Credit Agreement dated as of July 3, 2014 among the Borrower, Omaha Holdings LLC, the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other parties and lenders party thereto	8-K	10.1	11/21/2022
10.9	Amendment No. 7, dated as of March 1, 2023, to the Credit Agreement dated as of July 3, 2014 among the Borrower, Omaha Holdings LLC, the other guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other parties and lenders party thereto	10-Q	10.1	5/4/2023
10.10	Amendment No. 8, dated as of October 10, 2023, to the Credit Agreement dated as of July 3, 2014 among Omaha Holdings LLC, Gates Global LLC, Gates Corporation, the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the lenders party thereto	10-Q	10.1	11/3/2023
10.11	Amendment No. 9, dated June 4, 2024, to Credit Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Industrial Holdco Limited, Omaha Acquisition Inc., Gates Global LLC, Gates Corporation, each of the guarantors party thereto, UBS AG Cayman Islands Branch, as administrative agent, UBS AG, Stamford Branch, as collateral agent and L/C issuer, lenders party thereto and JPMorgan Chase Bank, N.A., as fronting lender	8-K	4.3	6/4/2024
10.12	Amendment No. 10, dated December 10, 2024, to Credit Agreement, dated as of July 3, 2014, among Gates Industrial Holdco Limited, Gates Corporation, each of the guarantors party thereto, UBS AG, Stamford Branch, as administrative agent, the lenders party thereto and Bank of America, N.A., as the new lender*			
10.13	Amendment No. 11, dated January 21, 2025, to Credit Agreement, dated as of July 3, 2014, among Gates Industrial Holdco Limited, Gates Corporation, each of the guarantors party thereto, UBS AG, Stamford Branch, as administrative agent, and the lenders party thereto*			
10.14	Security Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Global LLC, the other grantors party thereto and Citibank, N.A., as collateral agent for the secured parties	S-1	10.24	12/27/2017
10.15	Security Agreement, dated as of July 3, 2014, among Tomkins Automotive Canada Limited, Gates Canada Inc. and Citibank, N.A., as collateral agent for the secured parties	S-1	10.25	12/27/2017
10.16	Security Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Global LLC, the other grantors party thereto and Credit Suisse AG, Cayman Islands Branch, as collateral agent for the secured parties	S-1	10.26	12/27/2017
10.17	Gates Industrial Corporation plc 2014 Stock Incentive Plan†	10-K	10.15	2/14/2019
10.18	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (Pre-2017 grants to Ivo Jurek)†	10-K	10.16	2/14/2019
10.19	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (Pre-2017 grant to Tom Pitstick)†	10-K	10.17	2/14/2019
10.20	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (2017 grant to Ivo Jurek)†	10-K	10.18	2/14/2019
10.21	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (2017 grant to Tom Pitstick)†	10-K	10.19	2/14/2019
10.22	Form of Management Equity Subscription Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan†	10-K	10.20	2/14/2019
10.23	Gates Industrial Corporation plc 2018 Omnibus Incentive Plan†	10-Q	10.1	11/2/2018

10.24	Form of Option Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (4 yr.)†	10-Q	10.2	5/3/2018
10.25	Form of Time-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Non-Employee Director) (1 yr.)†	10-Q	10.3	11/2/2018
10.26	Form of Option Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (3 yr.)†	10-Q	10.4	5/8/2019
10.27	Form of Time-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Employee) (3 yr.)†	10-Q	10.2	5/8/2019
10.28	Form of Time-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Non-Employee Director) (1 yr)†	10-Q	10.3	5/8/2019
10.29	Special Option Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (5 yr.)†	10-Q	10.5	5/8/2019
10.30	Form of Time-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Executive Officer), effective January 1, 2020.†	10-K	10.34	2/21/2020
10.31	Form of Option Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Executive Officer), effective January 1, 2020.†	10-K	10.35	2/21/2020
10.32	Form of Performance-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan, effective January 1, 2020.†	10-K	10.36	2/21/2020
10.33	Form of Time-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (U.S. Employee), effective January 1, 2024.†	10-Q	10.1	5/1/2024
10.34	Form of Global Time-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Non-U.S. Employee), effective January 1, 2024.†	10-Q	10.2	5/1/2024
10.35	Form of Time-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Executive Officer), effective January 1, 2024.†	10-Q	10.3	5/1/2024
10.36	Form of Performance-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (U.S. Employee), effective January 1, 2024.†	10-Q	10.4	5/1/2024
10.37	Form of Global Performance-Based Restricted Stock Unit Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (Non-U.S. Employee), effective January 1, 2024.†	10-Q	10.5	5/1/2024
10.38	Form of Global Stock Appreciation Right Agreement under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan, effective January 1, 2024.†	10-Q	10.6	5/1/2024
10.39	Gates Corporation Supplemental Retirement Plan, amended and restated effective March 8, 2018†	10-Q	10.1	5/3/2018
10.40	Form of Director and Officer Deed of Indemnity†	S-1	10.12	1/8/2018
10.41	Form of Executive Severance Plan†*			
10.42	Form of Executive Change in Control Plan†	S-1	10.16	12/27/2017
19.1	Gates Industrial Corporation plc Securities Trading Policy*			
21.1	Subsidiaries of the Registrant*			
23.1	Consent of Deloitte & Touche LLP*			
31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*			
31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*			
32.1	Certification by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**			
97.1	Incentive Clawback Policy (including form of Agreement)†	10-K	97.1	2/8/2024
99.1	Section 13(r) Disclosure*			

| 101 | The following financial information from Gates Industrial Corporation's Annual Report on Form 10-K for the year ended December 28, 2024, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Operations for the years end ended December 28, 2024, December 30, 2023 and December 31, 2022 (ii) Consolidated Statements of Comprehensive Income for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 (iii) Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023, (iv) Consolidated Statements of Cash Flows for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 (v) Consolidated Statements of Shareholders' Equity for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, and (vi) Notes to the Consolidated Financial Statements.* |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101) |

---

*	Filed herewith.
**	Furnished herewith.
†	Management contract or compensatory plan or arrangement.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10-K Summary

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GATES INDUSTRIAL CORPORATION PLC
(Registrant)


By: /s/ L. Brooks Mallard

Name: L. Brooks Mallard

Title: Chief Financial Officer

(On behalf of the Registrant and as Principal Financial Officer)

By: /s/ John S. Patouhas

Name: John S. Patouhas

Title: Chief Accounting Officer

(Principal Accounting Officer)

Date: February 6, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 6, 2025.

Signature	Title
/s/ Ivo Jurek Ivo Jurek	Chief Executive Officer and Director (Principal Executive Officer)
/s/ L. Brooks Mallard L. Brooks Mallard	Chief Financial Officer (Principal Financial Officer)
/s/ John S. Patouhas John S. Patouhas	Chief Accounting Officer (Principal Accounting Officer)
/s/ Neil P. Simpkins Neil P. Simpkins	Director
/s/ Fredrik J. Eliasson Fredrik J. Eliasson	Director
/s/ James W. Ireland, III James W. Ireland, III	Director
/s/ Stephanie K. Mains Stephanie K. Mains	Director
/s/ Wilson S. Neely Wilson S. Neely	Director
/s/ Alicia Tillman Alicia Tillman	Director
/s/ Peifang Zhang Peifang Zhang	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gates Industrial Corporation plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gates Industrial Corporation plc and subsidiaries (the "Company") as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 28, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Goodwill and Indefinite-Lived Intangible Assets— Refer to Notes 2, 10, 11, and 14 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determined the fair value of its reporting units using a weighted blend of the income and the market approaches. Similarly, the Company's evaluation of its brands and trade names intangible assets involves the comparison of the fair value of the brands and trade names intangible assets to its carrying value. The Company determined the fair value of the brands and trade names intangible asset using a relief from royalty valuation methodology. The determination of the fair value for both the goodwill and brands and trade names intangible asset impairment analyses required management to make significant estimates and assumptions.

The goodwill balance was $1,908.9 million as of December 28, 2024, of which $651.4 million and $1,257.5 million were allocated to the Fluid Power and Power Transmission reporting units, respectively. The fair values of the Fluid Power and Power Transmission reporting units exceeded their carrying values as of the measurement date and, therefore, no goodwill impairments were recognized. The brands and trade names intangible asset balance was $469.4 million as of December 28, 2024. The fair value of the brands and trade names intangible asset exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.

Given the significant estimates and assumptions management makes to estimate the fair value of goodwill and the brands and trade names intangible asset for its impairment analyses, performing audit procedures to evaluate the reasonableness of management's forecasts of future sales and the discount rates used in the impairment tests required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of sales growth rates and the discount rates used by management to estimate the fair value of the reporting unit to which the goodwill has been allocated and the brands and trade names intangible assets included the following, among others:

- We tested the effectiveness of controls over management's goodwill and brands and trade names intangible assets impairment evaluations, including those over the determination of the fair value of the reporting unit to which the goodwill has been allocated and the brands and trade names intangible assets, and controls related to management's review of the assumptions described above.
- We evaluated management's ability to accurately forecast sales by comparing actual results to management's historical forecasts to determine if the difference between historical forecast and actual results would have a material impact on the goodwill and brands and trade names intangible assets impairment analyses.
- We evaluated the reasonableness of management's sales forecasts by comparing to:
    - Macroeconomic data on projected growth
    - Internal communications to management and the Board of Directors
    - Forecasted information included in Company press releases as well as in analyst and industry reports for the Company.
- With the assistance of our fair value specialists, we evaluated the reasonableness of management's sales forecasts by comparing to historical and projected financial information of peer companies and other industry participants from external market sources.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by:
    - Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.
    - Developing a range of independent estimates and comparing those to the discount rates selected by management

/s/ Deloitte & Touche LLP

Denver, Colorado
February 6, 2025
We have served as the Company's auditor since 2014.

Gates Industrial Corporation plc
Consolidated Statements of Operations

(dollars in millions, except per share amounts)		For the year ended				
		December 28, 2024		December 30, 2023		December 31, 2022
Net sales	$	3,408.2	$	3,570.2	$	3,554.2
Cost of sales		2,049.7		2,211.3		2,303.6
Gross profit		**1,358.5**		**1,358.9**		**1,250.6**
Selling, general and administrative expenses		870.0		882.2		853.7
Transaction-related expenses		3.3		2.2		2.1
Asset impairments		—		0.1		1.1
Restructuring expenses		6.5		11.6		9.5
Other operating expenses		—		0.2		0.2
Operating income from continuing operations		**478.7**		**462.6**		**384.0**
Interest expense		155.8		163.2		139.4
Loss on deconsolidation of Russian Subsidiary		12.7		—		—
Other (income) expenses		(17.8)		14.1		(13.2)
Income from continuing operations before taxes		**328.0**		**285.3**		**257.8**
Income tax expense		107.5		28.3		14.9
Net income from continuing operations		**220.5**		**257.0**		**242.9**
Loss on disposal of discontinued operations, net of tax, respectively, of $0, $0 and $0		0.6		0.6		0.4
Net income		**219.9**		**256.4**		**242.5**
Less: non-controlling interests		25.0		23.5		21.7
Net income attributable to shareholders	$	**194.9**	$	**232.9**	$	**220.8**
Earnings per share						
Basic						
Earnings per share from continuing operations	$	0.75	$	0.86	$	0.78
Earnings per share from discontinued operations	$	—	$	—	$	—
Earnings per share	$	**0.75**	$	**0.86**	$	**0.78**
Diluted						
Earnings per share from continuing operations	$	0.74	$	0.84	$	0.77
Earnings per share from discontinued operations	$	—	$	—	$	—
Earnings per share	$	**0.74**	$	**0.84**	$	**0.77**

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc

Consolidated Statements of Comprehensive Income

(dollars in millions)	For the year ended					
	December 28, 2024		December 30, 2023		December 31, 2022	
Net income	$	**219.9**	$	**256.4**	$	**242.5**
Other comprehensive (loss) income						
Foreign currency translation:						
—Net translation (loss) gain on foreign operations, net of tax benefit (expense), respectively, of $5.4, $(4.3) and $(2.5)		(293.5)		128.5		(159.5)
—Gain (loss) on net investment hedges, net of tax benefit, respectively, of $0, $5.4 and $8.6		49.8		(27.8)		2.9
Total foreign currency translation movements		**(243.7)**		**100.7**		**(156.6)**
Cash flow hedges (interest rate derivatives):						
—Gain arising in the period, net of tax expense, respectively, of $(3.2), $(1.8) and $(15.4)		9.7		5.6		46.3
—Reclassification to net income, net of tax benefit (expense), respectively, of $8.7, $6.0 and $(3.5)		(26.0)		(18.1)		10.4
Total cash flow hedges movements		**(16.3)**		**(12.5)**		**56.7**
Post-retirement benefits:						
—Current year actuarial movements, net of tax benefit, respectively, of $1.4, $3.6 and $11.0		(5.2)		(10.3)		(33.4)
—Reclassification of prior year actuarial movements to net income, net of tax (expense) benefit, respectively, of $(0.2), $1.1 and $0.5		(2.6)		(2.4)		(0.5)
Total post-retirement benefits movements		**(7.8)**		**(12.7)**		**(33.9)**
Other comprehensive (loss) income		**(267.8)**		**75.5**		**(133.8)**
Comprehensive (loss) income for the period	$	**(47.9)**	$	**331.9**	$	**108.7**
Comprehensive (loss) income attributable to shareholders:						
—(Loss) income arising from continuing operations	$	(53.2)	$	322.8	$	128.6
—Loss arising from discontinued operations		(0.6)		(0.6)		(0.4)
		(53.8)		322.2		128.2
Comprehensive income (loss) attributable to non-controlling interests		5.9		9.7		(19.5)
Comprehensive (loss) income for the period	$	**(47.9)**	$	**331.9**	$	**108.7**

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc
Consolidated Balance Sheets

(dollars in millions, except share numbers and per share amounts)	As of December 28, 2024	As of December 30, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 682.0	$ 720.6
Trade accounts receivable, net	722.7	768.2
Inventories	676.0	647.2
Taxes receivable	28.6	30.4
Prepaid expenses and other assets	196.7	234.9
Total current assets	**2,306.0**	**2,401.3**
Non-current assets		
Property, plant and equipment, net	579.5	630.0
Goodwill	1,908.9	2,038.7
Pension surplus	5.7	8.6
Intangible assets, net	1,248.6	1,386.1
Right-of-use assets	139.4	120.1
Taxes receivable	20.7	18.5
Deferred income taxes	553.5	622.4
Other non-current assets	24.0	28.8
Total assets	**$ 6,786.3**	**$ 7,254.5**
Liabilities and equity		
Current liabilities		
Debt, current portion	$ 39.1	$ 36.5
Trade accounts payable	408.2	457.7
Taxes payable	22.9	36.6
Accrued expenses and other current liabilities	251.3	248.5
Total current liabilities	**721.5**	**779.3**
Non-current liabilities		
Debt, less current portion	2,311.5	2,415.0
Post-retirement benefit obligations	78.0	83.8
Lease liabilities	127.3	110.6
Taxes payable	82.2	79.4
Deferred income taxes	56.8	119.4
Other non-current liabilities	68.7	123.1
Total liabilities	**3,446.0**	**3,710.6**
Commitments and contingencies (Note 22)		
Shareholders' equity		
—Shares, par value of $0.01 each - authorized shares: 3,000,000,000; outstanding shares: 255,203,987 (December 30, 2023: authorized shares: 3,000,000,000; outstanding shares: 264,259,788)	2.6	2.6
—Additional paid-in capital	2,618.6	2,583.8
—Accumulated other comprehensive loss	(1,077.2)	(828.5)
—Retained earnings	1,479.6	1,462.3
Total shareholders' equity	**3,023.6**	**3,220.2**
Non-controlling interests	316.7	323.7
Total equity	**3,340.3**	**3,543.9**
Total liabilities and equity	**$ 6,786.3**	**$ 7,254.5**

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc
Consolidated Statements of Cash Flows

(dollars in millions)	For the year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Cash flows from operating activities			
Net income	$ 219.9	$ 256.4	$ 242.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	216.9	217.5	217.2
Foreign exchange and other non-cash financing (income) expense	(44.2)	(24.8)	5.8
Share-based compensation expense	28.8	27.4	44.3
Decrease in post-employment benefit obligations, net	(9.0)	(9.9)	(16.0)
Deferred income taxes	(12.1)	(65.7)	(79.7)
Asset impairments	—	0.1	2.6
Loss on deconsolidation of Russian subsidiary	12.7	—	—
Gain on disposal of property, plant and equipment	(7.3)	—	—
Other operating activities	(0.1)	5.3	6.6
Changes in operating assets and liabilities:			
—Accounts receivable	8.4	45.6	(129.3)
—Inventories	(64.0)	24.5	2.9
—Accounts payable	(27.6)	(17.8)	(15.9)
—Prepaid expenses and other assets	37.3	22.3	50.3
—Taxes payable	(0.9)	(14.5)	(24.4)
—Other liabilities	20.8	14.6	(41.1)
Net cash provided by operating activities	**379.6**	**481.0**	**265.8**
Cash flows from investing activities			
Purchases of property, plant and equipment	(83.1)	(61.2)	(77.6)
Purchases of intangible assets	(23.6)	(10.2)	(9.4)
Purchases of investments	(11.3)	—	—
Proceeds from sale of investments	5.0	—	—
Cash paid under company-owned life insurance policies	(5.4)	(18.2)	(11.6)
Cash received under company-owned life insurance policies	14.5	6.6	6.0
Proceeds from the sale of property, plant and equipment	12.0	1.2	—
Cash deconsolidated from previously controlled subsidiary	(12.5)	—	
Other investing activities	—	—	1.9
Net cash used in investing activities	**(104.4)**	**(81.8)**	**(90.7)**
Cash flows from financing activities			
Issuance of shares	14.9	18.7	15.9
Repurchase of shares	(176.1)	(251.7)	(175.9)
Proceeds from long-term debt	1,840.0	100.0	645.0
Payments of long-term debt	(1,948.4)	(119.6)	(676.9)
Debt issuance costs paid	(21.6)	(1.3)	(23.3)
Dividends paid to non-controlling interests	(13.0)	(18.2)	(28.7)
Other financing activities	17.5	13.8	(9.2)
Net cash used in financing activities	**(286.7)**	**(258.3)**	**(253.1)**
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(27.7)	1.7	(1.5)
Net (decrease) increase in cash and cash equivalents and restricted cash	**(39.2)**	**142.6**	**(79.5)**
Cash and cash equivalents and restricted cash at the beginning of the period	724.0	581.4	660.9
Cash and cash equivalents and restricted cash at the end of the period	$ **684.8**	$ **724.0**	$ **581.4**

Supplemental schedule of cash flow information							
Interest paid	F-7	$	132.6	$	155.1	$	118.7
Income taxes paid		$	122.3	$	110.5	$	117.8
Accrued capital expenditures		$	1.2	$	0.6	$	1.9

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc

Consolidated Statements of Shareholders' Equity

(dollars in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
As of January 1, 2022	$ 2.9	$ 2,484.1	$ (825.2)	$ 1,437.9	$ 3,099.7	$ 381.7	$ 3,481.4
Net income	—	—	—	220.8	220.8	21.7	242.5
Other comprehensive (loss), net	—	—	(92.6)	—	(92.6)	(41.2)	(133.8)
Total comprehensive (loss) income	—	—	(92.6)	220.8	128.2	(19.5)	108.7
Other changes in equity:							
—Issuance of shares	—	15.9	—	—	15.9	—	15.9
—Shares withheld for employee taxes	—	(1.4)	—	—	(1.4)	—	(1.4)
—Repurchase and cancellation of shares	(0.1)	—	—	(175.8)	(175.9)	—	(175.9)
—Share-based compensation	—	43.5	—	—	43.5	0.1	43.6
—Dividends paid to non-controlling interests	—	—	—	—	—	(28.7)	(28.7)
As of December 31, 2022	2.8	2,542.1	(917.8)	1,482.9	3,110.0	333.6	3,443.6
Net income	—	—	—	232.9	232.9	23.5	256.4
Other comprehensive income (loss), net	—	—	89.3	—	89.3	(13.8)	75.5
Total comprehensive income	—	—	89.3	232.9	322.2	9.7	331.9
Other changes in equity:							
—Issuance of shares	—	18.7	—	—	18.7	—	18.7
—Shares withheld for employee taxes	—	(3.3)	—	—	(3.3)	—	(3.3)
—Repurchase and cancellation of shares	(0.2)	—	—	(253.5)	(253.7)	—	(253.7)
—Share-based compensation	—	26.3	—	—	26.3	0.1	26.4
—Dividends paid to non-controlling interests	—	—	—	—	—	(19.7)	(19.7)
As of December 30, 2023	2.6	2,583.8	(828.5)	1,462.3	3,220.2	323.7	3,543.9
Net income	—	—	—	194.9	194.9	25.0	219.9
Other comprehensive loss, net	—	—	(248.7)	—	(248.7)	(19.1)	(267.8)
Total comprehensive (loss) income	—	—	(248.7)	194.9	(53.8)	5.9	(47.9)
Other changes in equity:							
—Issuance of shares	0.1	14.8	—	—	14.9	—	14.9
—Shares withheld for employee taxes	—	(4.7)	—	—	(4.7)	—	(4.7)
—Repurchase and cancellation of shares	(0.1)	—	—	(177.6)	(177.7)	—	(177.7)
—Share-based compensation	—	24.7	—	—	24.7	0.1	24.8
—Dividends paid to non-controlling interests	—	—	—	—	—	(13.0)	(13.0)
As of December 28, 2024	$ 2.6	$ 2,618.6	$ (1,077.2)	$ 1,479.6	$ 3,023.6	$ 316.7	$ 3,340.3

The accompanying notes form an integral part of these consolidated financial statements.

1. Background

Gates Industrial Corporation plc (the "Company") is a public limited company that was incorporated in the United Kingdom and registered in England and Wales on September 25, 2017.

In these consolidated financial statements and related notes, all references to "Gates", "we", "us", and "our" refer, unless the context requires otherwise, to the Company and its subsidiaries.

Gates manufactures a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and OEM channels, throughout the world. Gates is comprised of two operating segments: Power Transmission and Fluid Power.

2. Significant accounting policies

A. Basis of presentation

The consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars unless otherwise indicated. The accounting policies used in preparing these consolidated financial statements and related notes are the same as those applied in the prior year.

B. Accounting periods

The Company prepares its annual consolidated financial statements as of the Saturday nearest December 31. Accordingly, the consolidated balance sheets are presented as of December 28, 2024 and December 30, 2023 and the related consolidated statements of operations, comprehensive income, cash flows, and shareholders' equity are presented for the years ended December 28, 2024 ("Fiscal 2024"), December 30, 2023 ("Fiscal 2023") and December 31, 2022 ("Fiscal 2022").

C. Basis of consolidation

The consolidated financial statements include the results of operations, cash flows and assets and liabilities of Gates and its majority-owned subsidiaries, and our share of the results of our equity method investees.

We consolidate entities in which we have a controlling interest or when we are considered the primary beneficiary of a variable interest entity. The consolidated financial statements reflect the assets, liabilities, revenues and expenses of consolidated subsidiaries and the non-controlling parties' ownership interest is presented as a non-controlling interest. Intercompany transactions and balances, and any unrealized profits or losses arising from intercompany transactions, are eliminated on consolidation.

In 2022, as a result of the conflict between Russia and Ukraine, the Company began exiting substantially all its activities in Russia with only residual cash and de minimis administrative costs remaining in 2024. During the year ended December 28, 2024, the Company concluded that the inability to repatriate remaining cash coupled with the significant government regulations and restrictions currently in place, which are expected to continue or worsen, severely limits its ability to manage and control its Russian subsidiary. As a result, the Company's Russian subsidiary was deconsolidated as of December 28, 2024. The impact of the deconsolidation was a $12.7 million loss included in the results of operations for the year ended December 28, 2024.

D. Foreign currency transactions and translation

Transactions denominated in currencies other than an entity's functional currency (foreign currencies) are translated into the entity's functional currency at the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing on the reporting date. Exchange differences arising from changes in exchange rates are recognized in net income for the period. The net foreign currency transaction gain included in operating income from continuing operations during Fiscal 2024 was $6.5 million, compared to a gain of $2.5 million in Fiscal 2023 and a gain of $5.7 million in Fiscal 2022. We also recognized net financing-related foreign currency transaction gains within other expenses (income) of $13.7 million during Fiscal 2024, compared to a loss of $4.2 million in Fiscal 2023 and a gain of $10.2 million in Fiscal 2022.

On consolidation, the results of operations of entities whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rate for the period and their assets and liabilities are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Currency translation differences are recognized within other comprehensive income ("OCI") as a separate component of accumulated OCI. In the event that a foreign operation is sold, or substantially liquidated, the cumulative currency translation differences that are attributable to the operation are reclassified to net income.

In the statement of cash flows, the cash flows of operations whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rate for the period.

E. Net sales

Gates derives its net sales primarily from the sale of a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and OEM channels, throughout the world.

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We apply the five-step model under Topic 606 ("Revenue from Contracts with Customers") to all contracts. The five steps are: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) we satisfy a performance obligation.

In most of our agreements with customers, we consider accepted customer purchase orders, which in some cases are governed by master sales agreements, to represent the contracts with our customers. Revenue from the sale of goods under these contracts is measured at the invoiced amount, net of estimated returns, early settlement discounts and rebates. Taxes collected from customers relating to product sales and remitted to government authorities are excluded from revenues. Where a customer has the right to return goods, future returns are estimated based on historical returns profiles. Settlement discounts that may apply to unpaid invoices are estimated based on the settlement histories of the relevant customers. Our transaction prices often include variable consideration, usually in the form of discounts and rebates that may apply to issued invoices. The reduction in the transaction price for variable consideration requires that we make estimations of the expected total qualifying sales to the relevant customers. These estimates, including an analysis for potential constraint on variable consideration, take into account factors such as the nature of the rebate program, historical information and expectations of customer and consumer behavior. Overall, the transaction price is reduced to reflect our estimate of the consideration that is not probable of significant reversal.

We allocate the transaction price to each distinct performance obligation based on their relative standalone selling price. The product price as specified on the accepted purchase order is considered to be the standalone selling price.

In substantially all of our contracts with customers, our performance obligations are satisfied at a point in time, rather than over a period of time, when control of the product is transferred to the customer. This occurs typically at shipment. In determining whether control has transferred and the customer is consequently able to control the use of the product for their own benefit, we consider if there is a present right to payment, legal title and physical possession has been transferred, whether the risks and rewards of ownership have transferred to the customer, and if acceptance of the asset by the customer is more than perfunctory.

F. Selling, general and administrative expenses

Shipping and handling costs

Costs of outbound shipping and handling are included in SG&A. During Fiscal 2024, we recognized shipping and handling costs of $177.6 million, compared to $167.2 million in Fiscal 2023 and $174.8 million in Fiscal 2022.

Research and development costs

Research and development costs are charged to net income in the period in which they are incurred. Our research and development expense was $66.5 million in Fiscal 2024, compared to $66.0 million in Fiscal 2023 and $69.4 million in Fiscal 2022. These costs related primarily to product development and also to technology to enhance manufacturing processes.

Advertising costs

Advertising costs are expensed as incurred and included in SG&A. During Fiscal 2024, we recognized advertising costs of $15.6 million, compared to $14.0 million in Fiscal 2023 and $16.8 million in Fiscal 2022.

G. Restructuring expenses

Restructuring expenses are incurred in major projects undertaken to rationalize and improve our cost competitiveness. Restructuring expenses incurred during the periods presented are analyzed in Note 5.

Liabilities in respect of termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement are recognized over the future service period when those employees are required to render services to the entity beyond the minimum retention period. If employees are not required to render service until they are terminated or if they will not be retained to render service beyond 60 days or a longer legal notification period, the liability is recognized on the communication date.

Termination benefits that are covered by a contract or an ongoing benefit arrangement are recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. Benefits that are offered for a short period of time in exchange for voluntary termination are recognized when the employees accept the offer.

Restructuring expenses other than termination benefits and lease exit costs are recognized only when the Company has incurred a related liability.

H. Inventories

Inventories are stated at the lower of cost or net realizable value. A valuation adjustment is made to inventory for any excess, obsolete or slow-moving items based on management's review of on-hand inventories compared to historical and estimated future sales and usage profiles. Any consequent write-down of inventory results in a new cost basis for inventory.

Cost represents the expenditure incurred in bringing inventories to their existing location and condition, which may include the cost of raw materials, direct labor costs, other direct costs and related production overheads. Cost is generally determined on a first in, first out ("FIFO") basis, but the cost of certain inventories is determined on a last in, first out ("LIFO") basis. As of December 28, 2024, inventories whose cost was determined on a LIFO basis represented 34.6% of the total carrying amount of inventories compared to 33.3% as of December 30, 2023. Inventories would have been $58.3 million and $36.0 million higher than reported as of December 28, 2024 and December 30, 2023, respectively, had all inventories been valued on a FIFO basis, which approximates current cost.

I. Goodwill

Goodwill arising in a business combination is allocated to the reporting unit that is expected to benefit from the synergies of the acquisition.

Where goodwill is attributable to more than one reporting unit, the goodwill is determined by allocating the purchase consideration in proportion to their respective business enterprise values and comparing the allocated purchase consideration with the fair value of the identifiable assets and liabilities of the reporting unit. Goodwill is not amortized but is tested for impairment on the first day of the fourth quarter or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable and is carried at cost less any recognized impairment. For both reporting units, which are also our reportable segments, the fair values exceeded the carrying values and no goodwill impairments were therefore recognized during Fiscal 2024, Fiscal 2023 or Fiscal 2022.

To identify a potential impairment of goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared to its carrying amount, including goodwill. We calculate fair values using a weighted blend of income and market approaches. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired. If the fair value is lower than the carrying amount, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the amount of goodwill allocated to that reporting unit.

J. Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and any recognized impairment.

(i) Assets acquired in business combinations

An acquired intangible asset with a finite useful life is amortized on a straight-line basis so as to charge its cost, which represents its fair value at the date of acquisition, to net income over the Company's expectation of its useful life, as follows:

Customer relationships	15 to 17 years
Technology	5 to 7 years

Acquired brands and trade names are considered to have an indefinite useful life and are not amortized but are tested at least annually for impairment and are carried at cost less any recognized impairment.

(ii) Computer software

Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset. Computer software is amortized on a straight-line basis over its estimated useful life, which ranges from 2 to 6 years.

K. Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and any recognized impairment losses. Major improvements are capitalized. Expenditures for repairs and maintenance that do not significantly extend the useful life of the asset are expensed as incurred.

Land and assets under construction are not depreciated. Depreciation of property, plant and equipment, other than land and assets under construction, is generally expensed on a straight-line basis over their estimated useful lives. The Company's estimated useful lives of items of property, plant and equipment are generally in the following ranges:

Buildings and improvements	30 to 40 years
Leasehold improvements	Shorter of lease term or useful life
Machinery, equipment and vehicles	2 to 20 years

L. Leases

Gates has a large number of leases covering a wide variety of tangible assets that are used in our operations across the world. The value of our global leases is concentrated in a relatively small number of real estate leases, which accounted for approximately 92% of the lease liability under non-cancellable leases as of December 28, 2024. The remaining leases are predominantly comprised of equipment and vehicle leases.

In determining the impact of renewal options on the lease term, we consider various economic factors, including real estate strategies, the nature, length and underlying terms of the agreement, as well as the uncertainty of the condition of leased equipment at the end of the lease term.

Certain payments under our lease agreements, such as property taxes and utility costs, are excluded from the measurement of our right-of-use assets and lease liabilities and are recognized instead as variable payments in the period in which the obligation for those payments is incurred. A number of our leases, particularly real estate leases, include base rent escalation clauses. The majority of these are based on the change in a local consumer price or similar inflation index. Payments that vary based on an index or rate are included in the measurement of our right-of-use assets and lease liabilities at the rate as of the commencement date with any subsequent changes to those payments being recognized as variable payments in the period in which they occur.

Gates does not have any significant leases containing residual value guarantees, restrictions or covenants. Additionally, as of December 28, 2024, there were no significant new leases that have not yet commenced.

The discount rate used to calculate the present value of the future minimum lease payments is the rate implicit in the lease, when readily available. As most of our leases do not have a readily determinable implicit rate, we discount the future minimum lease payments using an incremental borrowing rate which represents the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. We determine this rate at a country or lower level and take into account factors including currency, country risk premium, industry risk and adjustments for collateralized debt. Appropriate yield curves are used to derive different debt tenors to approximate the applicable lease term.

The discount rate is reassessed when there is a remeasurement of the lease liability, which happens predominantly when there is a contract modification and that modification does not result in a separate contract.

We have adopted the following practical expedients:

(i)   we will not separate the lease component from the non-lease component for all asset classes. We have therefore not allocated consideration in a contract between lease and non-lease components; and

(ii)   we recognize the payments on short-term leases (leases with terms at inception of 12 months or fewer) in net income on a straight-line basis over the lease term. No amount is recognized on the balance sheet with respect to these leases.

M. Financial instruments

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits available on demand and other short-term, highly liquid investments with maturities on acquisition of 90 days or less. We have cash concentrations in certain large, highly-rated global financial institutions. Management closely monitors the credit quality of the institutions in which it holds deposits.

(ii) Restricted cash

Restricted cash, which is included in the prepaid expenses and other assets line in the consolidated balance sheets, includes cash given as collateral under letters of credit for insurance and regulatory purposes. Cash and cash equivalents for the purposes of the consolidated statement of cash flows includes restricted cash of $2.8 million as of December 28, 2024, compared to $3.4 million and $3.0 million as of December 30, 2023 and December 31, 2022, respectively.

(iii) Trade accounts receivable

Trade accounts receivable represent the amount of sales of goods to customers, net of discounts and rebates, for which payment has not been received, less an allowance for expected credit losses. Our businesses develop their expected loss estimates based either on the aging profile of outstanding receivables or by applying an experience factor (either a percentage of sales or a percentage of open receivables). These methodologies are based primarily on historical trends and experience, but credit controllers also regularly assess individual customer accounts to identify any potential increases or decreases in the level of expected credit loss needed to be applied to each customer based on current circumstances and future expectations.

Before accepting a new customer, we assess their credit quality and establish a credit limit. Credit quality is assessed by using data maintained by reputable credit rating agencies, by checking of references included in credit applications and, where they are available, by reviewing the customer's recent financial statements. Credit limits are subject to multiple levels of authorization and are reviewed on a regular basis.

Although Gates has a wide variety of customers from multinational original equipment manufacturers and distributors to small family-owned businesses, the majority of our sales are generated from large companies with low credit risk.

Movements in our allowance for expected credit losses during the periods presented are analyzed in Note 22.

During Fiscal 2021, the Company implemented a program with an unrelated third party under which we may periodically sell trade accounts receivable from one of our aftermarket customers with whom we have extended payment terms as part of a commercial agreement. The purpose of using this program is to generally offset the working capital impact resulting from this terms extension. All eligible accounts receivable from this customer are covered by the program, and any factoring is solely at our option. Following the factoring of a qualifying receivable, because we maintain no continuing involvement in the underlying receivable, and collectability risk is fully transferred to the unrelated third party, we account for these transactions as a sale of a financial asset and derecognize the asset. Cash received under the program is classified as operating cash inflows in the consolidated statements of cash flows. As of December 28, 2024, the collection of $148.6 million of our trade accounts receivable had been accelerated under this program, compared to the accelerated collection of $112.4 million as of December 30, 2023. We incurred costs in respect of this program of $10.2 million during Fiscal 2024, which are recorded under other (income) expenses, compared to $8.0 million during Fiscal 2023.

(iv) Debt

Debt is initially measured at its principal amount, net of directly attributable transaction costs, if any, and is subsequently measured at amortized cost using the effective interest rate method.

(v) Accounts payable

Accounts payable represents the amount of invoices received from suppliers for purchases of goods and services and the amount of goods received but not invoiced, for which payment has not been made.

(vi) Derivative financial instruments

We use derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts, interest rate caps (options) and interest rate swaps, to reduce our exposure to foreign currency risk and interest rate risk. We do not hold or issue derivatives for speculative purposes and monitor closely the credit quality of the institutions with which we transact.

We recognize all derivative financial instruments as either assets or liabilities at fair value on the balance sheet date. The accounting for the change in the fair value is recognized in net income based on the nature of the items being hedged unless the financial instrument has been designated in an effective cash flow or net investment hedging relationship, in which case the change in fair value is recognized in OCI.

(vii) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities that are held at fair value, or for which fair values are presented in these consolidated financial statements, have been categorized into one of three levels to reflect the degree to which observable inputs are used in determining the fair values. Where a change in the determination of the fair value of a financial asset or liability results in a transfer between the levels of the fair value hierarchy, we recognize that transfer at the end of the reporting period.

N. Post-retirement benefits

Post-retirement benefits comprise pension benefits provided to employees and other benefits, mainly healthcare, provided to certain employees in North America.

We account for our post-retirement benefit plans in accordance with Topic 715 "*Compensation – Retirement Benefits*", which is based on the principle that the cost of providing these benefits is recognized in net income over the service periods of the participating employees.

For defined benefit plans, the net obligation or surplus arising from providing the benefits is recognized as a liability or an asset determined by actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries as of the year end balance sheet date. Benefit obligations are measured using the projected unit credit method. Plan assets (if any) are measured at fair value. We recognize the service cost component of our net periodic pension and other post-retirement benefit cost in the lines within operating income to which the relevant employees' other compensation costs are reported. All other components of the net periodic benefit cost (which include the interest cost, the expected return on plan assets, gains or losses on settlements and curtailments, the amortization of prior year service cost or credit and prior year actuarial gains and losses) are included in the other (expenses) income line, outside of operating income from continuing operations.

Actuarial gains and losses represent differences between the expected and actual returns on the plan assets, gains and losses on the plan liabilities and the effect of changes in actuarial assumptions. We use the "corridor approach" whereby, to the extent that cumulative actuarial gains and losses exceed 10% of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are reclassified from accumulated other comprehensive income to net income over the average remaining service periods of participating employees.

Gains and losses on settlements and curtailments are recognized in net income in the period in which the curtailment or settlement occurs.

O. Share-based compensation

Share-based compensation has historically been provided to certain of our employees under share option, bonus and other share award plans. All share-award plans are equity settled, except for certain awards issued in the form of stock appreciation rights ("SARs") to employees in China, where local regulations necessitate a cash-settled award. These SARs are therefore accounted for as liabilities rather than equity.

We recognize compensation expense based on the fair value of the awards, measured using either the share price on the date of grant, a Black-Scholes option-pricing model or a Monte-Carlo valuation model, depending on the nature of the award. Fair value is determined at the date of grant and reflects market and performance conditions and all non-vesting conditions.

Generally, the compensation expense for each separately vesting portion of the award is recognized on a straight-line basis over the vesting period for that portion of the award. Compensation expense is recognized for awards containing market conditions regardless of whether or not the market condition is met, whereas compensation expense for awards containing performance conditions is recognized only to the extent that it is probable that those performance conditions will be met. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or performance conditions.

For equity awards, fair value is not subsequently remeasured unless the conditions on which the award was granted are modified. An amount corresponding to the compensation expense for equity awards is recognized in equity as additional paid in capital.

For liability awards, the fair value is remeasured each period and the change in fair value is recognized in net income for the period with a corresponding change in the outstanding liability.

P. Income taxes

Current tax is the amount of tax payable or receivable in respect of the taxable income for the period. Taxable income differs from financial reporting income because it excludes items of income or expense recognized for financial reporting purposes that are either not taxable or deductible for tax purposes or are taxable or deductible in other periods. Current tax is calculated using tax rates that have been enacted at the balance sheet date.

Management assesses unrecognized tax benefits based upon an evaluation of the facts, circumstances and information available at the balance sheet date. Provision is made for unrecognized tax benefits to the extent that the amounts previously taken or expected to be taken in tax returns exceeds the tax benefits that are recognized in the consolidated financial statements in respect of the tax positions. A tax benefit is recognized in the consolidated financial statements only if management considers that it is more likely than not that the tax position will be sustained on examination by the relevant tax authority solely on the technical merits of the position and is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement assuming that the tax authority has full knowledge of all relevant information. Provisions for unrecognized tax benefits are reviewed regularly and are adjusted to reflect events such as the expiration of limitation periods for assessing tax, guidance given by the tax authorities and court decisions.

Interest and penalties relating to unrecognized tax benefits are accrued in accordance with the applicable tax legislation on any excess of the tax benefit claimed or expected to be claimed in a tax return and the tax benefit recognized in the consolidated financial statements. Interest and penalties are recognized as a component of income tax benefit (expense) in the consolidated statements of operations and accrued interest and penalties are included under the related taxes payable line in the consolidated balance sheets.

Deferred tax assets and liabilities are recognized based on the expected future tax consequences of the difference between the financial statement carrying amount and the respective tax basis. Deferred taxes are measured on the enacted rates expected to apply to taxable income at the time the difference is anticipated to reverse. Deferred tax assets are reduced through the establishment of a valuation allowance if it is more likely than not that the deferred tax asset will not be realized taking into account the timing and amount of the reversal of taxable temporary differences, expected future taxable income and tax planning strategies.

Deferred tax is provided on taxable temporary differences arising on investments in foreign subsidiaries, except where we intend, and are able, to reinvest such amounts on a permanent basis or to remit such amounts in a tax-free manner.

Q. Use of estimates

The preparation of consolidated financial statements under U.S. GAAP requires us to make assumptions and estimates concerning the future that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are particularly important in accounting for items such as the timing and amount of revenue recognition, rebates, impairment of long-lived assets, intangible assets and goodwill, inventory valuation, financial instruments, expected credit losses, product warranties, income taxes and post-retirement benefits. Estimates and assumptions used are based on factors such as historical experience, observance of trends in the industries in which we operate and information available from our customers and other outside sources.

Due to the inherent uncertainty involved in making assumptions and estimates, events and changes in circumstances arising after December 28, 2024 may result in actual outcomes that differ from those contemplated by our assumptions and estimates.

3. Recent accounting pronouncements not yet adopted

The following accounting pronouncements are relevant to Gates' operations but have not yet been adopted.

- Accounting Standards Update ("ASU") 2024-03 *"Income Statement - Reporting Comprehensive Income: Expense Disaggregation Disclosures"*

  In November 2024, the Financial Accounting Standards Board ("FASB") issued an ASU to require disclosure of specified information about certain expense amounts comprising of Cost of sales, and Selling, general and administrative expenses, as well as qualitative description of the remaining expense amounts. The amendments in this update are intended to provide investors with additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods. The updated standard is effective for our annual periods beginning in Fiscal 2027 and interim periods beginning in the first quarter of Fiscal 2028, with early adoption permitted. We are currently evaluating the impact the updated standard will have on our consolidated financial statements and disclosures.

- ASU 2023-06 *"Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative"*

  In October 2023, the FASB issued an ASU, to amend certain disclosure and presentation requirements for a variety of topics within the Accounting Standards Codification ("ASC"). These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K as announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. We do not expect the application of this standard to have a material impact on our consolidated financial statements and disclosures.

- ASU 2023-09 *"Income Taxes" (Topic 740): Improvements to Income Tax Disclosures*

  In December 2023, the FASB issued an ASU that requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The updated standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions and applies to all entities subject to income taxes. The updated standard is effective for our annual periods beginning in Fiscal 2025 and interim periods beginning in the first quarter of Fiscal 2026, with early adoption permitted. We are currently evaluating the impact the updated standard will have on our financial statement disclosures.

4. Segment information

A. Background

The segment information provided in these consolidated financial statements reflects the information that is used by the chief operating decision maker for the purposes of making decisions about allocating resources and in assessing the performance of each segment. The chief executive officer ("CEO") of Gates serves as the chief operating decision maker. These decisions are based principally on net sales and Adjusted EBITDA (defined below).

B. Operating segments and segment assets

Gates manufactures a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and OEM channels, throughout the world.

Our reportable segments are identified on the basis of our primary product lines, as this is the basis on which information is provided to the CEO for the purposes of allocating resources and assessing the performance of Gates' businesses. Our operating and reporting segments are therefore Power Transmission and Fluid Power.

Segment asset information is not provided to the chief operating decision maker and therefore segment asset information has not been presented. Due to the nature of Gates' operations, cash generation and profitability are viewed as the key measures rather than an asset-based measure.

C. Segment net sales and disaggregated net sales

Sales between reporting segments and the impact of such sales on Adjusted EBITDA for each segment are not included in internal reports presented to the CEO and have therefore not been included below.

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Power Transmission	$ 2,108.1	$ 2,191.2	$ 2,173.7
Fluid Power	1,300.1	1,379.0	1,380.5
Net sales	**$ 3,408.2**	**$ 3,570.2**	**$ 3,554.2**

Our commercial function is organized by region and therefore, in addition to reviewing net sales by our reporting segments, the CEO also reviews net sales information disaggregated by region and by channels.

The following table summarizes our net sales by key geographic region:

	For the year ended					
	December 28, 2024		December 30, 2023		December 31, 2022	
(dollars in millions)	Power Transmission	Fluid Power	Power Transmission	Fluid Power	Power Transmission	Fluid Power
U.S.	$ 568.1	$ 688.0	$ 591.5	$ 724.5	$ 636.8	$ 733.3
North America, excluding the U.S.	239.8	195.0	230.1	214.3	205.6	208.8
South America	104.3	38.1	110.7	43.2	92.1	49.7
United Kingdom ("U.K.")	37.0	67.8	44.4	71.4	45.1	68.9
Luxembourg	252.7	86.6	247.8	88.9	195.4	91.7
EMEA[1], excluding the U.K. and Luxembourg	337.3	103.8	382.3	121.6	402.9	108.3
East Asia & India	277.8	80.6	287.1	79.7	295.5	75.4
Greater China	291.1	40.2	297.3	35.4	300.3	44.4
Net sales	**$ 2,108.1**	**$ 1,300.1**	**$ 2,191.2**	**$ 1,379.0**	**$ 2,173.7**	**$ 1,380.5**

[1] Europe, Middle East and Africa ("EMEA").

The following table summarizes our segment net sales into OEM and Replacement channels:

	For the year ended					
	December 28, 2024		December 30, 2023		December 31, 2022	
(dollars in millions)	Power Transmission	Fluid Power	Power Transmission	Fluid Power	Power Transmission	Fluid Power
Replacement	$ 1,393.0	$ 910.0	$ 1,389.2	$ 909.0	$ 1,347.9	$ 900.6
OEM	715.1	390.1	802.0	470.0	825.8	479.9
Net sales	$ 2,108.1	$ 1,300.1	$ 2,191.2	$ 1,379.0	$ 2,173.7	$ 1,380.5

D. Measure of segment profit or loss

The CEO uses Adjusted EBITDA, as defined below, to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in Gates' segment disclosures.

"EBITDA" represents net income for the period before net interest and other expenses (income), income taxes, depreciation and amortization.

"Adjusted EBITDA" represents EBITDA before certain items that are considered to hinder comparison of the performance of our businesses on a period-over-period basis or with other businesses. During the periods presented, the items excluded from EBITDA in computing Adjusted EBITDA primarily included:

- loss on deconsolidation of previously controlled subsidiary;

- non-cash charges in relation to share-based compensation;

- transaction-related expenses incurred in relation to major corporate transactions, including the acquisition of businesses, and equity and debt transactions;

- asset impairments;

- restructuring expenses, including severance-related expenses;

- credit loss related to a customer bankruptcy;

- cybersecurity incident expenses; and

- inventory adjustments related to certain inventories accounted for on a Last-in First-out ("LIFO") basis.

Adjusted EBITDA by segment was as follows:

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Power Transmission	$ 468.7	$ 460.6	$ 404.0
Fluid Power	292.4	286.4	276.6
Adjusted EBITDA	$ 761.1	$ 747.0	$ 680.6

The table below represents the segment profit or loss provided to the CEO on a quarterly basis:

| | For the year ended | | | | | | | | |
| | December 28, 2024 | | | December 30, 2023 | | | December 31, 2022 | | |
	Power Transmission	Fluid Power	Total	Power Transmission	Fluid Power	Total	Power Transmission	Fluid Power	Total
Net sales	$2,108.1	$1,300.1	$3,408.2	$2,191.2	$1,379.0	$3,570.2	$2,173.7	$1,380.5	$3,554.2
Adjusted cost of sales [1]	(1,241.7)	(783.9)	(2,025.6)	(1,333.3)	(870.2)	(2,203.5)	(1,371.3)	(910.6)	(2,281.9)
Adjusted selling, general and administrative expenses [2]	(449.7)	(270.8)	(720.5)	(458.2)	(276.9)	(735.1)	(449.9)	(240.8)	(690.7)
Depreciation and software amortization	52.1	47.0	99.1	50.4	48.4	98.8	51.5	47.5	99.0
Other adjustments:									
Credit (gain) loss related to customer bankruptcy (included in SG&A) [3]	(0.1)	—	(0.1)	7.4	4.0	11.4	—	—	—
Cybersecurity incident expenses [4]	—	—	—	3.1	2.1	5.2	—	—	—
Adjusted EBITDA	$ 468.7	$ 292.4	$ 761.1	$ 460.6	$ 286.4	$ 747.0	$ 404.0	$ 276.6	$ 680.6

[1] Adjusted cost of sales excluded inventory impairments and adjustments primarily related to the reversal of the adjustment to remeasure certain inventories on a LIFO basis, and restructuring related expenses (included in cost of sales).

[2] Adjusted selling, general and administrative expenses excluded acquired intangible assets amortization, share-based compensation expense, and restructuring related expenses (included in SG&A).

[3] On January 31, 2023, one of our customers filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In connection with the bankruptcy proceedings, we preliminarily evaluated our potential risk and exposure relating to our outstanding pre-petition accounts receivable balance from the customer and recorded an initial pre-tax charge to reflect our estimated recovery. We continue to monitor the circumstances surrounding the bankruptcy and adjust our estimate as necessary.

[4] On February 11, 2023, Gates determined that it was the target of a malware attack. Cybersecurity incident expenses include legal, consulting, and other costs incurred as a direct result of this incident, some of which may be partially offset by insurance recoveries.

Reconciliation of net income from continuing operations to Adjusted EBITDA:

(dollars in millions)	For the year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Income from continuing operations before taxes	328.0	285.3	257.8
Interest expense	155.8	163.2	139.4
Loss on deconsolidation of Russian subsidiary [1]	12.7	—	—
Other (income) expenses	(17.8)	14.1	(13.2)
Operating income from continuing operations	**478.7**	**462.6**	**384.0**
Depreciation and amortization	216.9	217.5	217.2
Transaction-related expenses [2]	3.3	2.2	2.1
Asset impairments	—	0.1	1.1
Restructuring expenses	6.5	11.6	9.5
Share-based compensation expense	28.8	27.4	44.3
Inventory impairments and adjustments (included in cost of sales)[3]	22.3	7.4	20.9
Restructuring related expenses (included in cost of sales)	1.8	0.4	0.8
Restructuring related expenses (included in SG&A)	2.9	1.0	0.5
Credit (gain) loss related to customer bankruptcy (included in SG&A) [4]	(0.1)	11.4	—
Cybersecurity incident expenses [5]	—	5.2	—
Other items not directly related to current operations	—	0.2	0.2
Adjusted EBITDA	**$ 761.1**	**$ 747.0**	**$ 680.6**

[1] In July 2022, as a result of the conflict between Russia and Ukraine, Gates suspended our operations in Russia. As of September 28, 2024, we deconsolidated the Russian subsidiary upon loss of control and recognized a deconsolidation loss.

[2] Transaction-related expenses relate primarily to advisory fees and other costs recognized in respect of major corporate transactions, including the acquisition of businesses, and equity and debt transactions.

[3] Inventory impairments and adjustments include the reversal of the adjustment to remeasure certain inventories on a LIFO basis. The recent inflationary environment has caused LIFO values to drop below FIFO values because LIFO measurement results in the more recent inflated costs being matched against current sales while historical, lower costs are retained in inventories.

[4] On January 31, 2023, one of our customers filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In connection with the bankruptcy proceedings, we preliminarily evaluated our potential risk and exposure relating to our outstanding pre-petition accounts receivable balance from the customer and recorded an initial pre-tax charge to reflect our estimated recovery. We continue to monitor the circumstances surrounding the bankruptcy and adjust our estimate as necessary.

[5] On February 11, 2023, Gates determined that it was the target of a malware attack. Cybersecurity incident expenses include legal, consulting, and other costs incurred as a direct result of this incident, some of which may be partially offset by insurance recoveries.

E. Selected geographic information

(dollars in millions)	As of December 28, 2024	As of December 30, 2023
Property, plant and equipment, net by geographic location		
U.S.	$ 154.9	$ 165.0
Rest of North America	116.3	129.1
U.K.	30.4	29.5
Rest of EMEA	151.1	158.8
East Asia and India	36.4	39.2
Greater China	67.9	81.9
South America	22.5	26.5
	$ 579.5	$ 630.0

F. Information about major customers

Gates has a significant concentration of sales in the U.S., which accounted for 38.9% of Gates' net sales by destination from continuing operations during Fiscal 2024, compared to 38.9% during Fiscal 2023 and 39.6% during Fiscal 2022. During Fiscal 2024, Fiscal 2023 and Fiscal 2022, no single customer accounted for more than 10% of Gates' net sales. Two customers of our North America businesses accounted for 13.7% and 6.1%, respectively, of our total trade accounts receivable balance as of December 28, 2024, compared to 12.5% and 9.6%, respectively, as of December 30, 2023. These concentrations are due to the extended payment terms common in the industry in which these businesses operate.

5. Restructuring and restructuring related expenses

Gates continues to undertake various restructuring and other restructuring related initiatives to drive increased productivity in all aspects of our operations. These actions include efforts to consolidate our manufacturing and distribution footprint, scale operations to current demand levels, streamline our selling, general and administrative ("SG&A") back-office functions and relocate certain operations to lower cost locations.

Overall costs associated with our restructuring and other restructuring related initiatives have been recognized in the consolidated statements as set forth below. Expenses incurred in relation to certain of these actions qualify as restructuring expenses under U.S. GAAP.

		For the year ended				
(dollars in millions)		December 28, 2024		December 30, 2023		December 31, 2022
Restructuring expenses:						
—Severance expense	$	0.5	$	3.7	$	4.9
—Non-severance labor and benefit expenses		0.5		1.2		0.5
—Consulting expenses		3.2		3.4		1.8
—Other net restructuring expenses		2.3		3.3		2.3
		6.5		**11.6**		**9.5**
Restructuring expenses in asset impairments:						
—Impairment of fixed and other assets		—		0.1		1.1
Restructuring expenses in cost of sales:						
—Impairment of inventory		—		0.1		1.5
Total restructuring expenses	**$**	**6.5**	**$**	**11.8**	**$**	**12.1**
Other restructuring related expenses:						
—Severance and restructuring related expenses included in cost of sales	$	1.8	$	0.4	$	0.8
—Severance and restructuring related expenses included in SG&A		2.9		1.0		0.5
Total restructuring related expenses	**$**	**4.7**	**$**	**1.4**	**$**	**1.3**

Restructuring and other restructuring related expenses during Fiscal 2024 included $4.1 million of costs related to the relocation of certain production activities and reorganization of our operations in Mexico. Additionally, we incurred $1.6 million in severance and other costs related to the consolidation of production activities across certain North American plants. Other costs related to restructuring and restructuring related initiatives incurred during Fiscal 2024 included legal and consulting expenses, and costs associated with prior period facility closures or relocations in several countries.

Restructuring and other restructuring related expenses during Fiscal 2023 related primarily to relocating certain production activities in China and Mexico, which included severance and other costs of $4.5 million and $3.0 million, respectively. Additionally, we incurred $0.7 million in severance and other costs related to optimizing production in Europe and $0.9 million of non-severance labor and benefit costs related to relocation and integration of certain support functions into our regional shared service center in Europe. Other restructuring costs during the period included $3.4 million for legal and consulting expenses, as well as activities associated with prior period facility closures or relocations in several countries.

Restructuring and other restructuring related expenses during Fiscal 2022, related primarily to our ongoing European reorganization, including $2.5 million of labor, severance, and other costs related to relocating certain production activities within Europe during Fiscal 2022, in addition to severance costs of $2.4 million during the year related to relocation and integration of certain support functions into our regional shared service center. We also incurred $3.5 million of costs during Fiscal 2022 in relation to the suspension of our operations in Russia, which included severance costs of $0.7 million, an impairment of inventories of $1.1 million (recognized in cost of sales), and an impairment of fixed and other assets of $1.1 million (recognized in asset impairments). Other restructuring costs incurred during the period related to facility relocations and other legal and consulting costs.

Restructuring activities

As indicated above, restructuring expenses, as defined under U.S. GAAP, form a subset of our total expenses related to restructuring and other restructuring related initiatives. These expenses include the impairment of inventory, which is recognized in cost of sales. Analyzed by segment, our restructuring expenses were as follows:

| (dollars in millions) | For the year ended | | | | | |
	December 28, 2024		December 30, 2023		December 31, 2022	
Power Transmission	$	1.8	$	7.1	$	5.8
Fluid Power		4.7		4.7		6.3
Continuing operations	$	**6.5**	$	**11.8**	$	**12.1**

The following summarizes the reserve for restructuring expenses for the year ended December 28, 2024 and December 30, 2023, respectively:

| (dollars in millions) | For the year ended | | | |
	December 28, 2024		December 30, 2023	
Balance as of the beginning of the period	$	5.1	$	7.5
Utilized during the period		(8.7)		(14.1)
Charge for the period		7.2		12.4
Released during the period		(0.7)		(0.8)
Foreign currency translation		(0.1)		0.1
Balance as of the end of the period	$	**2.8**	$	**5.1**

Restructuring reserves, which are expected to be utilized during 2025, are included in the consolidated balance sheet within the accrued expenses and other current liabilities line.

6. Income taxes

Provision for income taxes

Gates Industrial Corporation plc is domiciled in the United Kingdom. Income from continuing operations before income taxes is summarized below based on the geographic location of the operation to which such earnings and income taxes are attributable.

| (dollars in millions) | For the year ended | | | | | |
	December 28, 2024		December 30, 2023		December 31, 2022	
U.K.	$	87.8	$	26.4	$	(11.0)
U.S.		44.0		(58.2)		17.1
Other foreign		196.2		317.1		251.7
Income from continuing operations before income taxes	$	**328.0**	$	**285.3**	$	**257.8**

Income tax expense on income from continuing operations analyzed by tax jurisdiction is as follows:

(dollars in millions)		For the year ended		
		December 28, 2024	December 30, 2023	December 31, 2022
Current tax				
U.K.	$	(7.6) $	0.2 $	(1.7)
U.S.		44.5	18.9	42.0
Other foreign		82.7	74.9	54.3
Total current tax expense	$	**119.6** $	**94.0** $	**94.6**
Deferred income tax				
U.K.	$	16.1 $	9.0 $	(2.5)
U.S.		(36.0)	(48.6)	(54.5)
Other foreign		7.8	(26.1)	(22.7)
Total deferred income tax (benefit)		**(12.1)**	**(65.7)**	**(79.7)**
Income tax expense	$	**107.5** $	**28.3** $	**14.9**

Reconciliation of the applicable statutory income tax rate to the reported effective income tax rate:

	For the year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
U.K. corporation tax rate	25.0%	23.5%	19.0%
Effect of:			
—State tax provision, net of Federal benefit	0.3%	(1.5%)	(0.2%)
—Provision for unrecognized income tax benefits	(3.2%)	(4.3%)	(9.8%)
—Company-owned life insurance	(3.1%)	(3.5%)	(3.1%)
—Tax on international operations[1]	3.3%	2.6%	20.6%
—Manufacturing incentives[2]	(0.2%)	(4.7%)	(3.9%)
—Change in valuation allowance[3]	(13.9%)	(3.1%)	(20.6%)
—Deferred income tax rate changes[4]	20.7%	0.5%	(0.1%)
—Currency exchange rate movements	2.9%	0.6%	1.9%
—Other permanent differences	1.0%	(0.2%)	2.0%
Reported effective income tax rate	**32.8%**	**9.9%**	**5.8%**

[1] "Tax on international operations" includes U.S. tax on foreign earnings and unremitted earnings of foreign subsidiaries, foreign deferred tax adjustments, and effects of global funding structures and differences between statutory and foreign tax rates. Fiscal 2022 includes $22.6 million expiration of U.S. foreign tax credits that had a full valuation allowance against them.

[2] "Manufacturing incentives" for Fiscal 2024 totaled $0.7 million, primarily related to incentives generated in the U.S. and Canada. Fiscal 2023 totaled $13.3 million, related to incentives generated in Türkiye, Poland and the U.S. For Fiscal 2022 totaled $10.0 million, primarily related to $6.7 million of incentives generated in Türkiye and the U.S.

[3] "Change in valuation allowance" is comprised primarily of:

Expense (benefit)		For the year ended		
		December 28, 2024	December 30, 2023	December 31, 2022
Luxembourg currency revaluation on indefinite-lived net operating losses	$	(9.4) $	(5.7) $	(14.8)
Luxembourg deferred income tax rate change	$	(42.9) $	— $	—
Poland tax credits	$	3.7 $	— $	—
Türkiye net operating losses	$	5.5 $	— $	—
U.S. foreign tax credits	$	(3.2) $	0.4 $	(39.9)
U.S. finite-lived net operating losses	$	3.4 $	(2.1) $	—

[4] "Deferred income tax rate changes" includes Luxembourg rate changes which totaled $67.0 million, of which $44.2 million had a full valuation allowance against them.

Deferred income tax assets (liabilities)

Deferred income tax assets (liabilities) recognized by the Company were as follows:

(dollars in millions)		As of December 28, 2024		As of December 30, 2023
Deferred income tax assets:				
Accounts receivable	$	34.0	$	39.4
Lease liabilities		40.9		41.6
Accrued expenses		35.8		35.6
Post-retirement benefit obligations		16.9		17.5
Compensation		22.8		26.4
Net operating losses		1,478.0		1,587.9
Capital losses		190.1		192.5
Credits		67.9		69.8
Interest		212.3		186.5
Other items		8.5		8.0
	$	2,107.2	$	2,205.2
Valuation allowances		(1,240.6)		(1,288.8)
Total deferred income tax assets	$	**866.6**	$	**916.4**
Deferred income tax liabilities:				
Inventories	$	(12.3)	$	(9.7)
Property, plant and equipment		(22.1)		(29.3)
Lease right-of-use assets		(36.1)		(36.1)
Intangible assets		(278.7)		(316.9)
Undistributed earnings		(20.7)		(21.4)
Other items		—		—
Total deferred income tax liabilities	$	**(369.9)**	$	**(413.4)**
Net deferred income tax assets	$	**496.7**	$	**503.0**

As of December 28, 2024, the Company had the following loss and credit carryforward amounts:

- Gates had net operating losses amounting to $6,264.2 million consisting primarily of $6,017.1 million in Luxembourg, and $131.2 million in the U.S. (federal and state). Operating losses of $2,987.8 million can be carried forward indefinitely consisting primarily of $2,897.1 million in Luxembourg, and $128.1 million in the U.S. and other foreign jurisdictions. The remaining losses of $3,239.0 million have expiration dates between 2024 and 2043, consisting primarily of $3,120.1 million in Luxembourg, and $118.9 million in the U.S. and other foreign jurisdictions. We recognized a related deferred income tax asset of $513.3 million after valuation allowance of $964.7 million;

- Gates had capital losses amounting to $761.9 million, consisting of $736.3 million in the U.K., and $25.6 million in the U.S. Capital losses of $750.1 million can be carried forward indefinitely, primarily consisting of $736.3 million in the U.K, and $11.8 million in the U.S. that expire in 2026. We recognized no related deferred income tax asset after valuation allowance of $190.1 million;

- Gates had tax credits amounting to $67.9 million, consisting primarily of $61.2 million in U.S. federal foreign tax credits and $6.7 million of other credits, primarily in Poland related to special economic zone business credits which expire between 2025 and 2027. We recognized a related deferred income tax asset of $9.4 million after valuation allowance of $58.5 million; and

- Gates had interest expense deductions which can be carried forward amounting to $903.6 million, consisting primarily of $632.3 million in the U.S., $216.7 million in Luxembourg, and $54.6 million in other foreign jurisdictions. Interest expense deductions in these jurisdictions can be carried forward indefinitely. We recognized a related deferred tax asset of $189.9 million after valuation allowance of $22.4 million.

As of December 28, 2024, income and withholding taxes in the various tax jurisdictions in which Gates operates have not been provided on approximately $1,343.3 million of taxable temporary differences related to the investments in the Company's subsidiaries. These temporary differences represent the estimated excess of the financial reporting over the tax basis in our investments in those subsidiaries, which are primarily the result of purchase accounting adjustments. These temporary differences are not expected to reverse in the foreseeable future but could become subject to income and withholding taxes in the various tax jurisdictions in which Gates operates if they were to reverse. The amount of unrecognized deferred income tax liability on these taxable temporary differences has not been determined because the hypothetical calculation is not practicable due to the uncertainty as to how they may reverse. However, Gates has recognized a deferred income tax liability of $20.7 million on taxable temporary differences related to undistributed earnings of the Company's subsidiaries.

Recoverability of Deferred Income Tax Assets and Liabilities

We recognize deferred tax assets and liabilities for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under U.S. GAAP and their respective tax bases, and for net operating loss carryforwards and tax credit carryforwards. We evaluate the recoverability of our deferred tax assets, weighing all positive and negative evidence, and are required to establish or maintain a valuation allowance for these assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized.

As of each reporting date, we consider new evidence, both positive and negative, that could impact our view with regard to the future realization of deferred tax assets. We maintain our positions with regard to future realization of deferred tax assets, including those with respect to which we continue maintaining valuation allowances, until there is sufficient new evidence to support a change in expectations. Such a change in expectations could arise due to many factors, including those impacting our forecasts of future earnings, as well as changes in the international tax laws under which we operate and tax planning. It is not reasonably possible to forecast any such changes at the present time, but it is possible that, should they arise, our view of their effect on the future realization of deferred tax assets may materially impact our financial statements.

After weighing all of the evidence, giving more weight to the evidence that was objectively verifiable, we determined in Fiscal 2024 that it was more likely than not that deferred income tax assets of $5.5 million in Türkiye related to net operating losses, $3.7 million in Poland related to special economic zone business credits, and $3.4 million in the U.S. related to net operating losses, are not realizable. Similarly, we determined in Fiscal 2024 that it is more likely than not that deferred income tax assets in the U.S. related to foreign tax credits totaling $3.2 million are realizable as a result of changes in estimates of taxable profits against which these credits can be utilized.

In Fiscal 2023, we determined that it was more likely than not that deferred income tax assets in the U.S. related to net operating losses totaling $2.1 million are realizable as a result of changes in estimates of taxable profits against which these losses can be utilized. In Fiscal 2022, we determined that it was more likely than not that deferred income tax assets in the U.S. related to foreign tax credits totaling $15.3 million are realizable as a result of changes in estimates of taxable profits against which these credits can be utilized.

Unrecognized income tax benefits

The following is a reconciliation of the gross beginning and ending amount of unrecognized income tax benefits, excluding interest and penalties:

(dollars in millions)	For the year ended					
	December 28, 2024		December 30, 2023		December 31, 2022	
At the beginning of the period	$	72.5	$	76.0	$	104.6
Increases for tax positions related to the current period		10.7		8.5		6.5
Increases for tax positions related to prior periods		4.0		1.8		0.4
Decreases for tax positions related to prior periods		(11.7)		(15.0)		—
Decreases related to settlements		(2.2)		—		(2.8)
Decreases due to lapsed statute of limitations		—		(2.7)		(27.6)
Foreign currency translation		(4.9)		3.9		(5.1)
At the end of the period	**$**	**68.4**	**$**	**72.5**	**$**	**76.0**

Unrecognized income tax benefits represent the difference between the income tax benefits that we are able to recognize for financial reporting purposes and the income tax benefits that we have recognized or expect to recognize in filed tax returns.

If all unrecognized income tax benefits were recognized, the net impact on the provision for income taxes which would impact the annual effective tax rate would be $37.3 million, including all competent authority offsets.

As of December 28, 2024, December 30, 2023, and December 31, 2022, Gates had accrued $17.7 million, $15.6 million, and $13.7 million, respectively, for the payment of worldwide interest and penalties on unrecognized income tax benefits, which are not included in the table above. Gates recognizes interest and penalties relating to unrecognized income tax benefits in the provision for income tax expense.

The primary driver of the reduction in unrecognized income tax benefits during Fiscal 2024 relates to a change in underlying facts and audit settlements. We believe that it is reasonably possible that a decrease of up to $23.4 million in unrecognized income tax benefits will occur in the next 12 months as a result of the expiration of the statutes of limitations in addition to a pending administrative proceeding.

As of December 28, 2024, Gates remains subject to examination in the US for tax years 2016 to 2024 and in other major jurisdictions for tax years 2008 to 2024.

7. Earnings per share

Basic earnings per share represents net income attributable to shareholders divided by the weighted average number of shares outstanding during the period. Diluted earnings per share considers the dilutive effect of potential shares, unless the inclusion of the potential shares would have an anti-dilutive effect. The treasury stock method is used to determine the potential dilutive shares resulting from assumed exercises of equity-related instruments.

The computation of earnings per share is presented below:

	For the year ended		
(dollars in millions, except share numbers and per share amounts)	December 28, 2024	December 30, 2023	December 31, 2022
Net income attributable to shareholders	$ 194.9	$ 232.9	$ 220.8
Weighted average number of shares outstanding	259,483,897	271,880,047	284,063,083
Dilutive effect of share-based awards	5,191,669	3,768,281	3,523,127
Diluted weighted average number of shares outstanding	**264,675,566**	**275,648,328**	**287,586,210**
Number of anti-dilutive shares excluded from diluted earnings per share calculation	1,949,256	4,417,967	7,538,260
Basic earnings per share	$ 0.75	$ 0.86	$ 0.78
Diluted earnings per share	$ 0.74	$ 0.84	$ 0.77

8. Inventories

(dollars in millions)	As of December 28, 2024	As of December 30, 2023
Raw materials and supplies	$ 194.3	$ 168.2
Work in progress	43.1	43.3
Finished goods	438.6	435.7
Total inventories	**$ 676.0**	**$ 647.2**

9. Property, plant and equipment

(dollars in millions)	As of December 28, 2024	As of December 30, 2023
Cost		
Land and buildings	$ 322.0	$ 335.0
Machinery, equipment and vehicles	991.2	996.8
Assets under construction	63.3	55.1
	1,376.5	1,386.9
Less: Accumulated depreciation and impairment	(797.0)	(756.9)
Total	**$ 579.5**	**$ 630.0**

During Fiscal 2024, the depreciation expense in relation to the above assets was $88.3 million, compared to $87.7 million during Fiscal 2023 and $88.8 million during Fiscal 2022.

Property, plant and equipment includes assets held under finance leases with a carrying amount of $3.2 million as of December 28, 2024, compared to $2.7 million as of December 30, 2023.

Gates' secured debt is jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of its subsidiaries and are secured by liens on substantially all of their assets, including property, plant and equipment.

10. Goodwill

(dollars in millions)		Power Transmission		Fluid Power		Total
Cost and carrying amount						
As of December 31, 2022	$	1,315.2	$	665.9	$	**1,981.1**
Foreign currency translation		23.3		34.3		**57.6**
As of December 30, 2023		**1,338.5**		**700.2**		**2,038.7**
Foreign currency translation		(81.0)		(48.8)		**(129.8)**
As of December 28, 2024	$	**1,257.5**	$	**651.4**	$	**1,908.9**

11. Intangible assets

(dollars in millions)		As of December 28, 2024				As of December 30, 2023		
		Cost	Accumulated amortization and impairment	Net		Cost	Accumulated amortization and impairment	Net
Finite-lived:								
—Customer relationships	$	1,921.5	$ (1,194.7)	$ **726.8**	$	2,003.6	$ (1,127.7)	$ **875.9**
—Technology		90.5	(90.5)	—		90.6	(90.3)	**0.3**
—Capitalized software		138.2	(85.8)	**52.4**		117.3	(76.8)	**40.5**
		2,150.2	**(1,371.0)**	**779.2**		**2,211.5**	**(1,294.8)**	**916.7**
Indefinite-lived:								
—Brands and trade names		513.4	(44.0)	**469.4**		513.4	(44.0)	**469.4**
Total intangible assets	$	**2,663.6**	$ **(1,415.0)**	$ **1,248.6**	$	**2,724.9**	$ **(1,338.8)**	$ **1,386.1**

During Fiscal 2024, the amortization expense recognized in respect of intangible assets was $128.6 million, compared to $129.8 million for Fiscal 2023 and $128.4 million for Fiscal 2022. In addition, movements in foreign currency exchange rates resulted in a decrease in the net carrying value of total intangible assets of $32.5 million in Fiscal 2024, compared to an increase of $13.8 million in Fiscal 2023.

The amortization expense for the next five years is estimated to be as follows:

(dollars in millions)		Total
Fiscal year:		
—2025	$	126.4
—2026	$	128.1
—2027	$	122.6
—2028	$	118.4
—2029	$	118.7

12. Leases

(dollars in millions)		For the year ended				
		December 28, 2024		December 30, 2023		December 31, 2022
Lease expenses						
Operating lease expenses	$	36.2	$	33.9	$	30.5
Finance lease expenses:						
—Finance lease amortization expenses		1.3		1.2		1.2
—Interest on lease liabilities		0.1		0.1		0.1
Short-term lease expenses		8.0		8.2		7.2
Variable lease expenses		6.8		6.5		6.0
Total lease expenses	**$**	**52.4**	**$**	**49.9**	**$**	**45.0**
Other information						
Right-of-use assets obtained in exchange for new operating lease liabilities	$	47.6	$	10.2	$	34.9
Assets obtained in exchange for new finance lease liabilities	$	1.7	$	0.3	$	0.8
Cash paid for amounts included in the measurement of lease liabilities:						
—Operating cash flows from finance leases	$	0.1	$	—	$	0.1
—Operating cash flows from operating leases		33.4		30.7		27.6
—Financing cash flows from finance leases		1.1		1.0		1.3
	$	**34.6**	**$**	**31.7**	**$**	**29.0**
Weighted-average remaining lease term — finance leases		2.9 years		2.5 years		2.9 years
Weighted-average remaining lease term — operating leases		8.3 years		7.9 years		8.5 years
Weighted-average discount rate — finance leases		7.2 %		4.2 %		3.2 %
Weighted-average discount rate — operating leases		7.5 %		5.3 %		5.4 %

Maturity analysis of liabilities

(dollars in millions)	Operating leases		Finance leases
Next 12 months	$	31.6	$ 1.0
Year 2		28.2	0.7
Year 3		24.8	0.4
Year 4		22.2	0.2
Year 5		19.0	0.1
Year 6 and beyond		77.5	—
Total lease payments		**203.3**	**2.4**
Interest		(53.0)	(0.2)
Total present value of lease liabilities	**$**	**150.3**	**$ 2.2**

Balance sheet presentation of leases as of December 28, 2024 and December 30, 2023

(dollars in millions)	As of December 28, 2024		As of December 30, 2023	
	Operating leases	Finance leases	Operating leases	Finance leases
Right-of-use assets	$ 139.4	$ 3.2	$ 120.1	$ 2.7
Short-term lease liabilities (included in "Accrued expenses and other current liabilities")	$ 24.5	$ 0.7	$ 22.2	$ 0.6
Long-term lease liabilities	125.8	1.5	109.5	1.1
Total lease liabilities	$ 150.3	$ 2.2	$ 131.7	$ 1.7

Right-of-use assets arising under finance leases are presented in the property, plant and equipment, net line item in the consolidated balance sheet. The amortization of right-of-use operating assets during Fiscal 2024 was $24.6 million, compared to $23.9 million and $22.9 million during Fiscal 2023 and Fiscal 2022, respectively. This is included in the change in prepaid expenses and other assets line in the consolidated statement of cash flows.

13. Derivative financial instruments

We are exposed to certain financial risks relating to our ongoing business operations. From time to time, we use derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts, interest rate caps (options) and interest rate swaps, to reduce our exposure to foreign currency risk and interest rate risk. We do not hold or issue derivatives for speculative purposes and monitor closely the credit quality of the institutions with which we transact.

We recognize derivative instruments as either assets or liabilities in the consolidated balance sheets. We designate certain of our currency swaps as net investment hedges and designate our interest rate caps and interest rate swaps as cash flow hedges. The gain or loss on the designated derivative instrument is recognized in OCI and reclassified into net income in the same period or periods during which the hedged transaction affects earnings.

Derivative instruments that have not been designated in an effective hedging relationship are considered economic hedges, and their change in fair value is recognized in net income in each period.

The period end fair values of derivative financial instruments were as follows:

(dollars in millions)	As of December 28, 2024					As of December 30, 2023				
	Prepaid expenses and other assets	Other non-current assets	Accrued expenses and other current liabilities	Other non-current liabilities	Net	Prepaid expenses and other assets	Other non-current assets	Accrued expenses and other current liabilities	Other non-current liabilities	Net
Derivatives designated as hedging instruments:										
—Currency swaps	$ 16.3	$ 1.3	$ —	$ (37.0)	$ (19.4)	$ 8.5	$ —	$ —	$ (77.7)	$ (69.2)
—Interest rate swaps	13.4	0.2	(6.2)	(0.3)	7.1	29.9	11.8	(9.9)	(13.6)	18.2
Derivatives not designated as hedging instruments:										
—Currency forward contracts	2.1	—	(0.4)	—	1.7	3.9	—	(1.8)	—	2.1
	$ 31.8	$ 1.5	$ (6.6)	$ (37.3)	$ (10.6)	$ 42.3	$ 11.8	$ (11.7)	$ (91.3)	$ (48.9)

A. Instruments designated as net investment hedges

We hold cross currency swaps that have been designated as net investment hedges of certain of our European and Chinese operations. In July 2024, we executed a new USD-EUR fixed-to-fixed cross currency swap with a notional principal amount of €277.4 million with a contract term from August 2, 2024 to August 2, 2029. In November 2023, we executed a USD to Chinese Yuan fixed-to-fixed cross currency swap with a notional principal amount of ¥1,784.0 million with a contract term from November 30, 2023 to November 30, 2026. In May 2023, we amended our existing cross currency swaps to transition from a floating rate based on the London Interbank Offered Rate ("LIBOR") to a floating rate based on a term secured overnight financing rate ("Term SOFR"). During November 2022, we executed additional cross currency swaps with the notional principal amount of €501.6 million and contract term from November 16, 2022 to November 16, 2027. During March 2022, we extended our cross currency swaps existing at that time, which originally matured in March 2022, to now mature on March 31, 2027. As of December 28, 2024, the aggregated notional principal amount of the cross currency swaps was €1,033.5 million and ¥1,784.0 million compared to €756.1 million and ¥1,784.0 million as of December 30, 2023.

In addition, as of January 1, 2022, we had designated €147.0 million of our Euro-denominated debt as a net investment hedge of certain of our European operations. We subsequently reduced the designated amount to €25.0 million during the second quarter of 2022. On November 16, 2022, we extinguished our Euro-denominated term loan and replaced with new Dollar-denominated term loans, and as a result, the net investment hedging designated on our Euro-denominated debt no longer exists.

The fair value gains (losses) before tax recognized in OCI in relation to the instruments designated as net investment hedging instruments were as follows:

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Net fair value gains (losses) recognized in OCI in relation to:			
—Euro-denominated debt	$ —	$ —	$ 10.6
—Designated cross currency swaps	49.8	(33.2)	(16.3)
Total net fair value gains (losses)	**$ 49.8**	**$ (33.2)**	**$ (5.7)**

During Fiscal 2024, a net gain of $14.6 million was recognized in interest expense in relation to our cross currency swaps that have been designated as net investment hedges, compared to a net gain of $10.3 million and $5.8 million during Fiscal 2023 and Fiscal 2022, respectively.

B. Instruments designated as cash flow hedges

We use interest rate swaps and interest rate caps as part of our interest rate risk management strategy to add stability to interest expense and to manage our exposure to interest rate movements. These instruments are all designated as cash flow hedges. As of both December 28, 2024 and December 30, 2023, we held pay-fixed, receive-floating interest rate swaps with an aggregate notional amount of $1,255.0 million. Interest rate swaps with a notional amount of $870.0 million run from June 30, 2020 through June 30, 2025, while interest rate swaps with a notional amount of $385.0 million have the contract term from November 16, 2022 to November 16, 2027.

In May 2023, we amended our then-existing interest rate swaps with a notional amount of $870.0 million to transition from a LIBOR-based floating rate to a Term SOFR-based floating rate.

Our interest rate caps involved the receipt of variable rate payments from a counterparty if interest rates rose above the strike rate on the contract in exchange for a premium, covering the period from July 1, 2019 to June 30, 2023. During August 2022, we early terminated our interest rate caps. As of December 28, 2024 and December 30, 2023, there were no outstanding interest rate caps.

The movements before tax recognized in OCI in relation to our cash flow hedges were as follows:

(dollars in millions)	For the year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Movement recognized in OCI in relation to:			
—Fair value gain on cash flow hedges	$ 13.0	$ 7.4	$ 61.7
—Amortization to net income of prior period fair value losses	—	8.9	17.9
—Reclassification from OCI to net income	(34.7)	(33.0)	(4.0)
Total movement	**$ (21.7)**	**$ (16.7)**	**$ 75.6**

As of December 28, 2024, we expect to reclassify an estimated $13.4 million of losses in OCI to earnings within the next twelve months associated with cash flow hedges along with the earnings effects of the related forecasted transactions.

C. Derivative instruments not designated as hedging instruments

We do not designate our currency forward contracts, which are used primarily in respect of operational currency exposures related to payables, receivables and material procurement, or the currency swap contracts that are used to manage the currency profile of Gates' cash as hedging instruments for the purposes of hedge accounting.

As of December 28, 2024 and December 30, 2023, there were no outstanding currency swaps.

As of December 28, 2024, the notional amount of outstanding currency forward contracts that are used to manage operational foreign exchange exposures was $147.5 million, compared to $140.8 million as of December 30, 2023.

The fair value gains recognized in net income in relation to derivative instruments that have not been designated as hedging instruments were as follows:

(dollars in millions)	For the year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Fair value gains recognized in relation to:			
—Currency forward contracts recognized in SG&A	$ 5.7	$ 5.6	$ 6.3
Total	**$ 5.7**	**$ 5.6**	**$ 6.3**

14. Fair value measurement

A. Fair value hierarchy

We account for certain assets and liabilities at fair value. Topic 820 "*Fair Value Measurements and Disclosures*" establishes the following hierarchy for the inputs that are used in fair value measurement:

- "Level 1" inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

- "Level 2" inputs are those other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- "Level 3" inputs are not based on observable market data (unobservable inputs).

Assets and liabilities that are measured at fair value are categorized in one of the three levels on the basis of the lowest-level input that is significant to its valuation.

B. Financial instruments not held at fair value

Certain financial assets and liabilities are not measured at fair value; however, items such as cash and cash equivalents, restricted cash, drawings under revolving credit facilities and bank overdrafts generally attract interest at floating rates and accordingly their carrying amounts are considered to approximate fair value. Due to their short maturities, the carrying amounts of accounts receivable and accounts payable are also considered to approximate their fair values.

The carrying amount and fair value of our debt are set out below:

| | As of December 28, 2024 | | As of December 30, 2023 | |
	Carrying amount	Fair value	Carrying amount	Fair value
(dollars in millions)				
Current	$ 39.1	$ 38.7	$ 36.5	$ 36.5
Non-current	2,311.5	2,314.3	2,415.0	2,444.7
	$ 2,350.6	$ 2,353.0	$ 2,451.5	$ 2,481.2

Debt is comprised principally of borrowings under the secured credit facility and the unsecured senior notes. The dollar term loans under the secured credit facilities pay interest at floating rates, subject to a 0.50% Term SOFR floor further described in Note 15. The fair values of the term loans are derived from a market price, discounted for illiquidity. The unsecured senior notes have fixed interest rates, are traded by "Qualified Institutional Buyers" and certain other eligible investors, and their fair value is derived from their quoted market price.

C. Assets and liabilities measured at fair value on a recurring basis

The following table categorizes the assets and liabilities that are measured at fair value on a recurring basis:

(dollars in millions)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Total
As of December 28, 2024			
Derivative assets	$ —	$ 33.3	$ 33.3
Derivative liabilities	$ —	$ (43.9)	$ (43.9)
Cash equivalents	$ 41.5	$ 30.8	$ 72.3
As of December 30, 2023			
Derivative assets	$ —	$ 54.1	$ 54.1
Derivative liabilities	$ —	$ (103.0)	$ (103.0)
Cash equivalents	$ 76.2	$ 52.8	$ 129.0

Derivative assets and liabilities included in Level 2 represent foreign currency exchange forward and swap contracts, and interest rate derivative contracts. Cash equivalents included in Level 1 represent treasury bills and money market funds, while Level 2 represent certificates of deposit and commercial paper.

We value our foreign currency exchange derivatives using models consistent with those used by a market participant that maximize the use of market observable inputs including forward prices for currencies.

We value our interest rate derivative contracts using a widely accepted discounted cash flow valuation methodology that reflects the contractual terms of each derivative, including the period to maturity. The methodology derives the fair values of the derivatives using the market standard methodology of netting the discounted future cash payments and the discounted expected receipts. The inputs used in the calculation are based on observable market-based inputs, including interest rate curves, implied volatilities and credit spreads.

We incorporate credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements.

Transfers between levels of the fair value hierarchy

During the periods presented, there were no transfers between Levels 1 and 2, and Gates had no assets or liabilities measured at fair value on a recurring basis using Level 3 inputs.

D. Assets measured at fair value on a non-recurring basis

Gates has non-recurring fair value measurements related to certain assets, including goodwill, intangible assets, and property, plant, and equipment. During Fiscal 2024, no significant impairment of fixed and other assets were recognized. During Fiscal 2023, an impairment of fixed and other assets of $0.1 million was recognized. During Fiscal 2022, an impairment of fixed and other assets of $1.1 million was recognized in relation to the suspension of our operations in Russia. During April 2024, Gates made a $5.0 million equity investment in a privately held company. Gates does not have the ability to exercise significant influence over the investee and the investment does not have a readily determinable fair value. We elected to recognize the investment at its cost in accordance with ASC 321 "*Investments – Equity Securities*" and will adjust the fair value of the investment if we identify any observable price changes in orderly transactions.

15. Debt

(dollars in millions)	As of December 28, 2024	As of December 30, 2023
Secured debt:		
—2024 Dollar Term Loans due June 4, 2031	$ 1,300.0	$ —
—2022 Dollar Term Loans due November 16, 2029	563.5	567.8
—2021 Dollar Term Loans due November 16, 2029	—	1,336.1
—Revolving credit facility	—	—
Unsecured debt:		
—6.875% Dollar Senior Notes due July 1, 2029	500.0	—
—6.250% Dollar Senior Notes due January 16, 2026	—	568.0
Total principal of debt	**2,363.5**	**2,471.9**
Deferred issuance costs	(33.2)	(37.4)
Accrued interest	20.3	17.0
Total carrying value of debt	**2,350.6**	**2,451.5**
Debt, current portion	39.1	36.5
Debt, less current portion	**$ 2,311.5**	**$ 2,415.0**
Weighted average interest rate	6.44 %	7.66 %

Gates' secured debt is jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of its subsidiaries and is secured by liens on substantially all of their assets.

Gates is subject to covenants, representations and warranties under certain of its debt facilities. During the periods covered by these consolidated financial statements, we were in compliance with the applicable financial covenants. Also under the agreements governing our debt facilities, our ability to engage in activities such as incurring certain additional indebtedness, making certain investments and paying certain dividends is dependent, in part, on our ability to satisfy tests based on measures determined under those agreements.

The principal payments due under our financing agreements over the next five years and thereafter are as follows:

(dollars in millions)	Total
Fiscal year:	
—2025	$ 23.4
—2026	18.8
—2027	18.8
—2028	18.8
—2029	1,052.1
Thereafter	1,231.6
	$ 2,363.5

Debt issuances and redemptions

On June 4, 2024, we entered into an amendment to our credit agreement governing our term loans and our secured revolving credit facility. As part of this amendment, we upsized the revolving credit commitments and issued a new tranche of $1,300.0 million of dollar-denominated term loans (the "2024 Dollar Term Loans"). The proceeds of the 2024 Dollar Term Loans were used to extinguish the entire outstanding principal balance of dollar-denominated term loans of $1,232.6 million, which was issued on February 24, 2021 (the "2021 Dollar Term Loans"), plus $1.1 million of accrued interest and to redeem a portion of the Dollar Senior Notes due 2026. We issued the 2024 Dollar Term Loans with no discount and incurred third party costs totaling approximately $9.5 million, which have been deferred and will be amortized to interest expense over the remaining term of the related borrowings using the effective interest method. The 2024 Dollar Term Loans require a prepayment premium in connection with certain repricing transactions occurring within nine months following the closing of the amendment. The repayment of our 2021 Dollar Term Loans resulted in the accelerated recognition of $11.2 million of deferred issuance costs (recognized in interest expense).

Under the credit agreement amendment, we also repriced our dollar-denominated term loans drawn on November 16, 2022 (the "2022 Dollar Term Loans"), reducing the interest rate spread by 75 basis points from Term SOFR plus 3.00% to Term SOFR plus 2.25%. Third party costs of $0.9 million incurred with the 2022 Dollar Term Loans repricing were recognized in interest expense.

Additionally, as part of the June 2024 amendment to our credit agreement, we increased borrowing capacity under our revolving credit facility from $250.0 million to $500.0 million and extended the maturity from November 18, 2026 to the date that is the earliest of (x) June 4, 2029 and (y) April 1, 2029, if greater than $500.0 million in aggregate principal amount of the Dollar Senior Notes due 2029 (as defined below) are outstanding. We incurred associated third party costs of approximately $2.5 million, which have been deferred and will be amortized to interest expense over the remaining term of the revolving credit facility. Concurrently with this amendment, we terminated the $250.0 million asset-backed revolving credit facility governed by the second amended and restated credit agreement dated as of July 3, 2014 (as amended and restated). The termination of our asset-backed revolving credit facility resulted in the accelerated recognition of $1.0 million of deferred issuance costs (recognized in interest expense).

On June 4, 2024, we also issued new unsecured senior notes of $500.0 million (the "Dollar Senior Notes due 2029"), and fully redeemed our existing unsecured senior notes due 2026 of $568.0 million aggregate principal amount (the "Dollar Senior Notes due 2026"), which included the payment of $13.7 million of accrued interest thereon. We issued the Dollar Senior Notes due 2029 with no discount and incurred third party costs of approximately $7.6 million, which have been deferred and will be amortized to interest expense over the remaining term of the Dollar Senior Notes due 2029 using the effective interest method. The redemption of our Dollar Senior Notes due 2026 resulted in the accelerated recognition of $2.6 million of deferred issuance costs (recognized in interest expense).

In February 2024, we made a voluntary principal debt repayment of $100.0 million against our 2021 Dollar Term Loans. As a result of this repayment, we accelerated the recognition of $1.0 million of deferred issuance costs (recognized in interest expense).

Dollar and Euro Term Loans

Our outstanding secured credit facilities consist of two loans, which include the 2024 Dollar Term Loans and the 2022 Dollar Term Loans described above. These term loan facilities bear interest at a floating rate, at our option, at either a base rate as defined in the credit agreement plus an applicable margin, or Term SOFR plus an applicable margin.

On December 10, 2024, we amended our credit agreement to lower the margin with respect to the 2022 Dollar Term Loans and 2024 Dollar Term Loans by 50 basis points compared to the previous term. The 2022 Dollar Term Loans and 2024 Dollar Term loans bear interest at our option at either Term SOFR (subject to a floor of 0.50%) plus a margin of 1.75% per annum, or the base rate (subject to a floor of 1.50%) plus 0.75% per annum.

As of December 28, 2024, the 2024 Dollar Term Loans' interest rate was Term SOFR, subject to a floor of 0.50%, plus a margin of 1.75%, and borrowings under this facility bore interest at a rate of 6.32% per annum. The interest rate is currently re-set on the last business day of each month based on the election of one month interest periods. The 2024 Dollar Term Loans mature on June 4, 2031.

As of December 28, 2024, the 2022 Dollar Term Loans' interest rate as of December 28, 2024 was Term SOFR, subject to a floor of 0.50%, plus a margin of 1.75%, and borrowings under this facility bore interest at a rate of 6.32% per annum.

The 2022 Dollar Term Loans and 2024 Dollar Term Loans are subject to quarterly amortization payments of 0.25%, based on the original principal amount less certain repayments with the balance payable on maturity. During Fiscal 2024, we made amortization payments against the 2021 Dollar Term Loans, the 2024 Dollar Term Loans and the 2022 Dollar Term Loans of $3.4 million, $0 and $4.3 million, respectively. During Fiscal 2023, we made amortization payments against the 2021 Dollar Term Loans and 2022 Dollar Term Loans of $13.8 million and $5.8 million, respectively.

Under the terms of the credit agreement, we are obliged to offer annually to the term loan lenders an "excess cash flow" amount as defined under the agreement, based on the preceding year's final results. Based on our 2024 results, the leverage ratio as defined under the credit agreement was below the threshold above which payments are required, and therefore no excess cash flow payment is required to be made in 2025.

During the periods presented, foreign exchange gains were recognized in respect of the Euro Term Loans as summarized in the table below. During Fiscal 2022, a portion of the facility was designated as a net investment hedge of certain of our Euro investments, a corresponding portion of the foreign exchange gain were recognized in OCI. As of December 28, 2024 and December 30, 2023, the Euro Term Loan, and the net investment hedging designation on the Euro Term Loan, no longer existed.

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Gain recognized in statement of operations	$ —	$ —	$ 45.2
Gain recognized in OCI	—	—	10.6
Total gain	**$ —**	**$ —**	**$ 55.8**

Gates Corporation, a wholly-owned U.S. subsidiary of Gates Industrial Holdco Limited (the parent guarantor and direct subsidiary of Gates Industrial Corporation plc), is the principal obligor under the term loans for U.S. federal income tax purposes and makes the payments due on the term loans. As a result, interest received by lenders of this tranche of debt is U.S. source income.

Unsecured Senior Notes

As of December 28, 2024, we had $500.0 million of 2024 Senior Notes outstanding that were issued on June 4, 2024. The 2024 Unsecured Senior Notes are scheduled to mature on July 1, 2029 and bear interest at an annual fixed rate of 6.875% with semi-annual interest payments.

Prior to July 1, 2026, we may redeem the 2024 Unsecured Senior Notes, at our option, in whole at any time or in part from time to time, at a "make-whole" redemption price. In addition, on or subsequent to July 1, 2026, we may redeem the 2024 Unsecured Senior Notes, at our option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

	Redemption price
On or subsequent to:	
—July 1, 2026	103.438 %
—July 1, 2027	101.719 %
—July 1, 2028 and thereafter	100.000 %

Additionally, net cash proceeds from an equity offering can be utilized at any time prior to July 1. 2026, to redeem up to 40% of the 2024 Unsecured Senior Notes at a redemption price equal to 106.875% of the principal amount thereof, plus accrued and unpaid interest through to the redemption date.

Upon the occurrence of specified types of change of control or of certain qualifying asset sales, the holders of the 2024 Unsecured Senior Notes will have the right to require us to make an offer to repurchase each holder's notes at a price equal to 101% (in the case of a change of control offer) or 100% (in the case of an asset sale offer) of their principal amount, plus accrued and unpaid interest.

As noted above, on June 4, 2024, we redeemed all $568.0 million in aggregate principal amount of our Dollar Senior Notes due 2026 using primarily the proceeds from the issuance of the Dollar Senior Notes due 2029.

Revolving credit facility

We have a secured revolving credit facility that provides for multi-currency revolving loans. On June 4, 2024, we amended the credit agreement governing this facility to increase the size of the facility from $250.0 million to $500.0 million, and extended the maturity date from November 18, 2026 to the date that is the earliest of (x) June 4, 2029 and (y) April 1, 2029, if greater than $500.0 million in aggregate principal amount of the Dollar Senior Notes due 2029 are outstanding. This facility also includes a letter of credit sub-facility of $150.0 million. Debt under the revolving credit facility bears interest at a floating rate, at our option, at either a base rate as defined in the credit agreement plus an applicable margin or the reference rate plus an applicable margin.

On January 21, 2025, we amended our credit agreement to lower the margin with respect to the Revolving Credit Loans by 50 basis points compared to the previous term. The Revolving Credit Loans bear interest at our option either Term SOFR (subject to a floor of —%) plus a margin of 1.75% per annum or the base rate plus 0.75% per annum. The applicable margin for the Revolving Credit Facility borrowings will be subject to one 25 basis step down determined in accordance with Gates Industrial Holdco Limited achieving a certain consolidated first lien net leverage level.

During August 2024, we drew $40.0 million under our revolving credit facility to partially fund the purchase of our ordinary shares under our 2024 share repurchase program, as discussed further in Note 19 below. During September and October 2024, we made payments on this amount and had no balance as of December 28, 2024.

During May 2023, we drew $100.0 million under our former asset-backed revolving credit facility to partially fund the purchase of shares under our share repurchase program, as discussed further in Note 19 below. The balance on the asset-backed revolving credit facility was fully paid off during the year ended December 30, 2023, and the facility was terminated on June 4, 2024.

The letters of credit outstanding under this facility were $28.2 million and $0 million as of December 28, 2024 and December 30, 2023, respectively. In addition, Gates had other outstanding performance bonds, letters of credit and bank guarantees amounting to $12.3 million as of December 28, 2024, compared to $8.4 million as of December 30, 2023.

16. Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

(dollars in millions)	As of December 28, 2024		As of December 30, 2023	
Accrued compensation	$	93.9	$	96.2
Current portion of lease obligations		25.3		22.8
Derivative financial instruments		43.9		103.0
Payroll and related taxes payable		16.7		14.9
VAT and other taxes payable		9.9		9.9
Warranty reserve		16.4		15.9
Restructuring reserve		2.8		5.1
Workers' compensation reserve		8.7		8.6
Other accrued expenses and other liabilities		102.4		95.2
	$	320.0	$	371.6

The above liabilities are presented in Gates' balance sheet as follows:

(dollars in millions)	As of December 28, 2024		As of December 30, 2023	
—Accrued expenses and other current liabilities	$	251.3	$	248.5
—Other non-current liabilities		68.7		123.1
	$	320.0	$	371.6

Warranty reserves

Changes in warranty reserves (included in accrued expenses and other liabilities) were as follows:

	For the year ended					
(dollars in millions)	December 28, 2024		December 30, 2023		December 31, 2022	
Balance at the beginning of the period	$	15.9	$	17.6	$	18.7
Charge for the period		10.8		6.1		10.8
Utilized during the period		(8.2)		(7.7)		(10.9)
Released during the period		(1.7)		—		(0.3)
Foreign currency translation		(0.4)		(0.1)		(0.7)
Balance at the end of the period	$	16.4	$	15.9	$	17.6

An accrual is made for warranty claims on various products depending on specific market expectations and the type of product. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. The majority of the warranty accruals are expected to be utilized during 2025, with the remainder estimated to be utilized within the next three years.

An accrual is made for the cost of product recalls if management considers it probable that it will be necessary to recall a specific product and the amount can be reasonably estimated.

17. Post-retirement benefits

A. Defined contribution plans

Gates provides defined contribution benefits in most of the countries in which it operates; in particular, the majority of its employees in the U.S. are entitled to such benefits.

During Fiscal 2024, the expense recognized by Gates in respect of defined contribution plans was $20.9 million, compared to $21.0 million in Fiscal 2023 and $20.2 million in Fiscal 2022.

B. Defined benefit pension plans

Gates provides defined benefit pension plans in certain of the countries in which it operates, in particular, in the U.S. and U.K. Generally, the pension benefits provided under these plans are based on pensionable salary and the period of service of the individual employees. Plan assets are held separately from those of Gates in funds that are under the control of trustees. All of the defined benefit pension plans are closed to new entrants. In addition to the funded defined benefit pension plans, Gates has unfunded defined benefit obligations to certain current and former employees.

Funded status

The net deficit recognized in respect of defined benefit pension plans is presented in the balance sheet as follows:

(dollars in millions)		As of December 28, 2024		As of December 30, 2023
Pension surplus	$	5.7	$	8.6
Accrued expenses and other current liabilities		(2.6)		(2.4)
Post-retirement benefit obligations		(55.9)		(59.3)
Net funded status	$	**(52.8)**	$	**(53.1)**
Plans whose projected benefit obligation was in excess of plan assets:				
—Aggregate projected benefit obligation	$	440.8	$	246.5
—Aggregate fair value of plan assets	$	382.3	$	184.8
Plans whose accumulated benefit obligation was in excess of plan assets:				
—Aggregate accumulated benefit obligation	$	436.9	$	241.3
—Aggregate fair value of plan assets	$	382.3	$	184.0

During Fiscal 2024, the net unfunded pension obligation decreased by $0.3 million. This decrease was driven primarily by an actuarial gain of $41.5 million on remeasurement of the benefit obligation, employer contributions of $8.0 million and a net favorable foreign currency translation impact of $1.6 million, partially offset by interest cost on the benefit obligation of $24.3 million, an actual loss on plan assets of $22.5 million, and employer service costs of $4.0 million.

Benefit obligation

Changes in the projected benefit obligation in relation to defined benefit pension plans were as follows:

		For the year ended		
(dollars in millions)		December 28, 2024		December 30, 2023
Benefit obligation at the beginning of the period	$	570.2	$	560.5
Employer service cost		4.0		3.9
Plan participants' contributions		0.4		0.1
Interest cost		24.3		25.1
Net actuarial (gain) loss		(41.5)		6.7
Benefits paid		(42.4)		(42.6)
Expenses paid from assets		(1.8)		(1.8)
Curtailments and settlements		(0.4)		(1.3)
Foreign currency translation		(11.3)		19.6
Benefit obligation at the end of the period	$	**501.5**	$	**570.2**
Accumulated benefit obligation	$	**498.0**	$	**565.6**

Changes in plan assets

Changes in the fair value of the assets held by defined benefit pension plans were as follows:

| | For the year ended | |
	December 28, 2024	December 30, 2023
(dollars in millions)		
Plan assets at the beginning of the period	$ 517.1	$ 517.3
Actual (loss) gain on plan assets	(22.5)	19.3
Employer contributions	8.0	7.7
Plan participants' contributions	0.4	0.1
Settlements	(0.4)	(1.3)
Benefits paid	(42.4)	(42.6)
Expenses paid from assets	(1.8)	(1.8)
Foreign currency translation	(9.7)	18.4
Plan assets at the end of the period	**$ 448.7**	**$ 517.1**

Gates' desired investment objectives for pension plan assets include maintaining an adequate level of diversification to reduce interest rate and market risk, and to provide adequate liquidity to meet immediate and future benefit payment requirements. Outside the U.S., Gates' defined benefit pension plans target a mix of growth seeking assets, comprising equities, and income generating assets, such as government and corporate bonds, that are considered by the trustees to be appropriate in the circumstances. Plan assets are rebalanced periodically to maintain target asset allocations.

Certain benefit obligations outside the U.S. are matched by insurance contracts.

Investments in equities and fixed income securities are held in pooled investment funds that are managed by investment managers on a passive (or "index-tracking") basis. The trustees ensure that there is no significant concentration of credit risk in any one financial institution.

Plan assets do not include any financial instruments issued by, any property occupied by, or other assets used by Gates.

The fair values of pension plan assets by asset category were as follows:

	As of December 28, 2024				As of December 30, 2023			
(dollars in millions)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Collective investment trusts:								
Equity securities	$ —	$ 35.9	$ —	**$ 35.9**	$ —	$ 37.4	$ —	**$ 37.4**
Debt securities								
—Corporate bonds	—	40.2	—	**40.2**	—	42.2	—	**42.2**
—Government bonds	—	82.1	—	**82.1**	—	105.6	—	**105.6**
Annuities and insurance	—	—	242.7	**242.7**	—	—	285.1	**285.1**
Liquid alternatives	—	19.8	—	**19.8**	—	22.4	—	**22.4**
Real estate	—	21.4	—	**21.4**	—	22.0	—	**22.0**
Cash and cash equivalents	6.6	—	—	**6.6**	2.4	—	—	**2.4**
Total	**$ 6.6**	**$ 199.4**	**$ 242.7**	**$ 448.7**	**$ 2.4**	**$ 229.6**	**$ 285.1**	**$ 517.1**

Investments in equities and bonds held in pooled investment funds are measured at the bid price quoted by the investment managers, which reflect the quoted prices of the underlying securities. Insurance contracts are measured at their surrender value quoted by the insurers. Cash and cash equivalents largely attract floating interest rates.

Changes in the fair value of plan assets measured using significant unobservable inputs (level 3) were as follows:

(dollars in millions)	For the year ended	
	December 28, 2024	December 30, 2023
Fair value at the beginning of the period	$ 285.1	$ 275.4
Actual (loss) gain on plan assets	(23.2)	7.2
Purchases	—	0.7
Contributions	1.5	0.4
Impacts of benefits paid	(16.2)	(13.4)
Settlements	—	(1.1)
Foreign currency translation	(4.5)	15.9
Fair value at the end of the period	$ **242.7**	$ **285.1**

Estimated future contributions and benefit payments

Gates' funding policy for its defined benefit pension plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. During 2025, Gates expects to contribute approximately $9.0 million to its defined benefit pension plans (including non-qualified supplemental plans).

Benefit payments, reflecting expected future service, are expected to be made by Gates' defined benefit pension plans as follows:

(dollars in millions)	Total
Fiscal year:	
—2025	$ 40.7
—2026	$ 40.8
—2027	$ 40.3
—2028	$ 40.8
—2029	$ 40.6
—2030 through 2034	$ 196.4

Net periodic benefit cost (income)

Components of the net periodic benefit cost (income) for defined benefit pension plans relating to continuing operations were as follows:

(dollars in millions)	For the year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Employer service cost	$ 4.0	$ 3.9	$ 3.3
Settlements and curtailments	—	(0.1)	(0.2)
Interest cost	24.3	25.1	15.2
Expected return on plan assets	(25.8)	(25.9)	(21.7)
Amortization of prior net actuarial (gain) loss	(0.1)	(1.0)	0.3
Amortization of prior service cost	0.9	0.9	0.9
Net periodic benefit cost (income)	$ **3.3**	$ **2.9**	$ **(2.2)**

Other comprehensive income

Changes in plan assets and benefit obligations of defined benefit pension plans recognized in OCI were as follows:

	For the year ended					
(dollars in millions)	December 28, 2024		December 30, 2023		December 31, 2022	
Current period net actuarial loss	$	6.8	$	13.4	$	58.6
Amortization of prior net actuarial gain (loss)		0.1		1.0		(0.3)
Amortization of prior service cost		(0.9)		(0.9)		(0.9)
Gain recognized due to settlements and curtailments		—		0.1		0.2
Pre-tax changes recognized in OCI other than foreign currency translation		**6.0**		**13.6**		**57.6**
Foreign currency translation		(1.4)		4.0		(0.5)
Total pre-tax changes recognized in OCI	**$**	**4.6**	**$**	**17.6**	**$**	**57.1**

Cumulative loss before tax recognized in OCI in respect of post-retirement benefits that had not yet been recognized as a component of the net periodic benefit cost were as follows:

	For the year ended					
(dollars in millions)	December 28, 2024		December 30, 2023		December 31, 2022	
Actuarial loss	$	50.8	$	43.9	$	29.4
Prior service costs		8.1		9.0		9.9
Pre-tax changes recognized in OCI other than foreign currency translation		**58.9**		**52.9**		**39.3**
Foreign currency translation		0.6		2.0		(2.0)
Cumulative total	**$**	**59.5**	**$**	**54.9**	**$**	**37.3**

Assumptions

Major assumptions used in determining the benefit obligation and the net periodic benefit cost for defined benefit pension plans are presented in the following table as weighted averages:

	As of December 28, 2024	As of December 30, 2023
Benefit obligation:		
—Discount rate	5.081 %	4.466 %
—Rate of salary increase	3.622 %	3.950 %
Net periodic benefit cost:		
—Discount rate	4.466 %	4.598 %
—Rate of salary increase	3.953 %	3.510 %
—Expected return on plan assets	4.987 %	4.782 %

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. Return projections are validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

C. Other defined benefit plans

Gates provides other post-employment benefits, principally health and life insurance coverage, on an unfunded basis to certain of its employees in the U.S. and Canada.

Funded status

The deficit recognized in respect of other defined benefit plans is presented in the balance sheet as follows:

(dollars in millions)	As of December 28, 2024		As of December 30, 2023	
Accrued expenses and other current liabilities	$	(2.8)	$	(3.0)
Post-retirement benefit obligations		(22.1)		(24.5)
	$	(24.9)	$	(27.5)

Benefit obligation

Changes in the accumulated benefit obligation in relation to other defined benefit plans were as follows:

	For the year ended			
(dollars in millions)	December 28, 2024		December 30, 2023	
Benefit obligation at the beginning of the period	$	27.5	$	28.4
Interest cost		1.3		1.5
Actuarial (gain) loss		(0.2)		0.3
Benefits paid		(2.8)		(3.0)
Foreign currency translation		(0.9)		0.3
Benefit obligation at the end of the period	$	24.9	$	27.5
Accumulated benefit obligation	$	24.9	$	27.5

Estimated future contributions and benefit payments

Contributions are made to our other defined benefit plans as and when benefits are paid from the plans. During 2025, Gates expects to contribute approximately $2.8 million to its other defined benefit plans.

Benefit payments, reflecting expected future service, are expected to be made by Gates' other defined benefit plans as follows:

(dollars in millions)		Total
Fiscal years:		
—2025	$	2.8
—2026	$	2.7
—2027	$	2.6
—2028	$	2.4
—2029	$	2.3
—2030 through 2034	$	9.6

Net periodic benefit income

Components of the net periodic benefit income for other defined benefit plans were as follows:

	For the year ended					
(dollars in millions)	December 28, 2024		December 30, 2023		December 31, 2022	
Interest cost	$	1.3	$	1.5	$	1.2
Amortization of prior net actuarial gain		(2.8)		(3.0)		(1.8)
Amortization of prior service credit		(0.4)		(0.5)		(0.4)
Net periodic benefit income	$	(1.9)	$	(2.0)	$	(1.0)

The net periodic benefit income relates entirely to continuing operations.

Other comprehensive income

Changes in the benefit obligation of other defined benefit plans recognized in OCI were as follows:

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Current period net actuarial (gain) loss	$ (0.2)	$ 0.3	$ (13.9)
Amortization of prior net actuarial gain	2.8	3.0	1.8
Prior service credit	—	—	(0.5)
Amortization of prior service credit	0.4	0.5	0.4
Pre-tax changes recognized in OCI other than foreign currency translation	**3.0**	**3.8**	**(12.2)**
Foreign currency translation	0.9	(0.3)	0.6
Total pre-tax changes recognized in OCI	**$ 3.9**	**$ 3.5**	**$ (11.6)**

Cumulative gains before tax recognized in OCI in respect of other post-retirement benefits that had not yet been recognized as a component of the net periodic benefit cost were as follows:

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Actuarial gains	$ (29.6)	$ (32.2)	$ (35.5)
Prior service credits	(1.8)	(2.2)	(2.7)
Other adjustments	0.2	0.2	0.2
Pre-tax changes recognized in OCI other than foreign currency translation	**(31.2)**	**(34.2)**	**(38.0)**
Foreign currency translation	1.0	0.1	0.4
Cumulative total	**$ (30.2)**	**$ (34.1)**	**$ (37.6)**

Assumptions

The primary assumption used in determining the benefit obligation and the net periodic benefit cost for other defined benefit plans is the discount rate, the weighted average of which is presented in the following table:

	Benefit obligation		Net periodic benefit cost	
	As of December 28, 2024	As of December 30, 2023	As of December 28, 2024	As of December 30, 2023
Discount rate	5.19 %	5.00 %	5.00 %	5.44 %

The initial healthcare cost trend rate as of December 28, 2024 starts at 5.76%, compared to 5.76% as of December 30, 2023, with an ultimate trend rate of 4.85% as of December 28, 2024, compared to 4.84% as of December 30, 2023, beginning in 2028.

18. Share-based compensation

The Company operates a share-based incentive plan over its shares to provide incentives to Gates' senior executives and other eligible employees. During Fiscal 2024, we recognized a charge of $28.8 million, compared to $27.4 million and $44.3 million during Fiscal 2023 and Fiscal 2022, respectively.

Awards issued under the 2014 Omaha Topco Ltd. Stock Incentive Plan (the "2014 Plan")

Gates has a number of share-based incentive awards issued under the 2014 Plan, which was assumed by the Company and renamed the Gates Industrial Corporation plc Stock Incentive Plan in connection with our initial public offering in January 2018 (our "IPO"). No new awards have been granted under this plan since 2017. The options granted prior to our IPO were split equally into four tiers, each with specific vesting conditions. Tier I options vest evenly over 5 years from the grant date, subject to the participant continuing to provide service to Gates on the vesting date. Tier II, III and IV options vest on achievement of specified investment returns by certain investment funds affiliated with Blackstone Inc. ("Blackstone") at the time of a defined liquidity event, which is also subject to the participant's continued provision of service to Gates on the vesting date. The performance conditions associated with Tiers II, III and IV must have been achieved on or prior to July 3, 2022 in order for vesting to occur. All the options expire ten years after the date of grant.

During March 2022, a liquidity event as defined occurred following the sale by Blackstone of a certain portion of their interest in Gates and the Tier II and IV options vested as the specified investment returns related to these options had been met. On July 3, 2022, the performance period for the Tier III options expired and, as the specified investment returns were not achieved, all Tier III awards expired during Fiscal 2022.

Due to Chinese regulatory restrictions on foreign stock ownership, awards granted under this plan to Chinese employees have been issued as stock appreciation rights ("SARs"). The terms of these SARs are identical to those of the options described above with the exception that no share is issued on exercise; instead, cash equivalent to the increase in the value of the shares from the date of grant to the date of exercise is paid to the employee. These awards are therefore treated as liability awards under Topic 718 "*Compensation - Stock Compensation*" and are revalued to their fair value at each period end. The SARs include option awards with the same vesting terms as the Tier II, III and IV option awards described above, and, due to the vesting event described above. All Tier III SARs expired on July 3, 2022 as the specific performance hurdle was not achieved.

Changes in the awards granted under this plan are summarized in the tables below.

Awards issued under the Gates Industrial Corporation plc 2018 Omnibus Incentive Plan (the "2018 Plan")

In conjunction with the initial public offering in January 2018, Gates adopted the 2018 Plan, which is a market-based long-term incentive program that allows for the issue of a variety of equity-based and cash-based awards, including stock options, SARs and RSUs.

The SARs issued under this plan take the form of options, except that no share is issued on exercise; instead, cash equivalent to the increase in the value of the shares from the date of grant to the date of exercise is paid to the employee. These awards are therefore treated as liability awards under Topic 718 "*Compensation - Stock Compensation*" and are revalued to their fair value at each period end. The SARs and the majority of the share options issued under this plan vest evenly over either three years or four years from the grant date. The remainder of the options, the premium-priced options, vest evenly over a three-year period, starting two years from the grant date. All options vest subject to the participant's continued employment by Gates on the vesting date and expire ten years after the date of grant.

The RSUs issued under the plan consist of time-vesting RSUs and performance-based RSUs ("PRSUs"). The time-vesting RSUs vest evenly over either one or three years from the date of grant, subject to the participant's continued provision of service to Gates on the vesting date. The PRSUs issued prior to 2022 provided that 50% of the award would generally vest if Gates achieved a certain level of average annual adjusted return on invested capital as defined in the plan ("Adjusted ROIC") and the remaining 50% of the PRSUs would generally vest if Gates achieved certain relative total shareholder return ("Relative TSR") goals, in each case, measured over a three-year performance period and subject to the participant's continued employment through the end of the performance period. Starting in 2022, 75% of the PRSU awards will generally vest based on the specified Adjusted ROIC achievement and the remaining 25% will generally vest based on Relative TSR goal attainment. The total number of PRSUs that vest at the end of the performance period will range from 0% to 200% of the target based on actual performance against a pre-established scale.

New awards and movements in existing awards granted under this plan are summarized in the tables below.

Summary of movements in options outstanding

	Plan	Number of options		Weighted average exercise price $
		Year Ended December 28, 2024		
Outstanding at the beginning of the period:				
—Tier I	*2014 Plan*	1,828,327	$	6.98
—Tier II	*2014 Plan*	1,996,017	$	7.01
—Tier IV	*2014 Plan*	1,986,416	$	10.52
—SARs	*Both plans*	735,221	$	10.47
—Share options	*2018 Plan*	2,345,520	$	14.90
—Premium-priced options	*2018 Plan*	835,469	$	18.88
		9,726,970	**$**	**10.90**
Granted during the period:				
—SARs	*2018 Plan*	22,100	$	14.87
		22,100	**$**	**14.87**
Forfeited during the period:				
—SARs	*2018 Plan*	(3,535)	$	13.50
		(3,535)	**$**	**13.50**
Expired during the period:				
—SARs	*Both Plans*	(266)	$	14.04
—Share options	*2018 Plan*	(331,730)	$	17.27
		(331,996)	**$**	**17.26**
Exercised during the period:				
—Tier I	*2014 Plan*	(271,309)	$	7.15
—Tier II	*2014 Plan*	(273,378)	$	7.06
—Tier IV	*2014 Plan*	(325,674)	$	10.74
—SARs	*Both Plans*	(150,127)	$	9.74
—Share options	*2018 Plan*	(533,725)	$	14.37
		(1,554,213)	**$**	**10.61**
Outstanding at the end of the period:				
—Tier I	*2014 Plan*	1,557,018	$	6.95
—Tier II	*2014 Plan*	1,722,639	$	7.00
—Tier IV	*2014 Plan*	1,660,742	$	10.48
—SARs	*Both plans*	603,393	$	10.79
—Share options	*2018 Plan*	1,480,065	$	14.56
—Premium-priced options	*2018 Plan*	835,469	$	18.88
		7,859,326	**$**	**10.70**
Exercisable at the end of the period		7,785,179	$	10.66
Vested and expected to vest at the end of the period		7,858,509	$	10.70

As of December 28, 2024, the aggregate intrinsic value of options that were exercisable was $77.9 million, and these options had a weighted average remaining contractual term of 2.2 years. As of December 28, 2024, the aggregate intrinsic value of options that were vested or expected to vest was $78.4 million, and these options had a weighted average remaining contractual term of 2.3 years.

As of December 28, 2024, the unrecognized compensation charge relating to the nonvested options was $0.3 million, which is expected to be recognized over a weighted-average period of 1.4 years.

During Fiscal 2024, cash of $14.9 million was received in relation to the exercise of vested options, compared to $18.7 million and $15.9 million during Fiscal 2023 and Fiscal 2022, respectively. The aggregate intrinsic value of options exercised during Fiscal 2024 was $6.0 million, compared to $5.2 million and $1.0 million during Fiscal 2023 and Fiscal 2022, respectively.

Summary of movements in RSUs and PRSUs outstanding

	Year Ended December 28, 2024	
	Number of awards	Weighted average grant date fair value $
Outstanding at the beginning of the period:		
—RSUs	3,032,230	$ 13.78
—PRSUs	917,661	$ 16.77
	3,949,891	**$ 14.47**
Granted during the period:		
—RSUs	1,250,252	$ 15.16
—PRSUs	426,607	$ 16.37
	1,676,859	**$ 15.47**
Forfeited during the period:		
—RSUs	(321,638)	$ 13.75
—PRSUs	(161,848)	$ 15.77
	(483,486)	**$ 14.42**
Vested during the period:		
—RSUs	(1,389,992)	$ 13.79
—PRSUs	(154,274)	$ 15.00
	(1,544,266)	**$ 13.91**
Outstanding at the end of the period:		
—RSUs	2,570,852	$ 14.45
—PRSUs	1,028,146	$ 17.03
	3,598,998	**$ 15.19**

As of December 28, 2024, the unrecognized compensation charge relating to nonvested RSUs and PRSUs was $19.0 million, which is expected to be recognized over a weighted average period of 1.4 years, subject, where relevant, to the achievement of the performance conditions described above. The total fair value of RSUs and PRSUs vested Fiscal 2024 was $21.5 million, compared to $21.5 million, and $12.9 million during Fiscal 2023 and Fiscal 2022 respectively.

Valuation of awards granted during the period

The grant date fair value of the options and SARs are measured using a Black-Scholes valuation model. RSUs are valued at the share price on the date of grant. The premium-priced options and PRSUs were valued using Monte Carlo simulations. As Gates only has volatility data for its shares for the period since its initial public offering, this volatility has, where necessary, been weighted with the debt-levered volatility of a peer group of public companies in order to determine the expected volatility over the expected option life. The expected option life represents the period of time for which the options are expected to be outstanding and is based on consideration of the contractual life of the option, option vesting period, and historical exercise patterns. The weighted average fair values and relevant assumptions were as follows:

| | For the year ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Weighted average grant date fair value:			
—SARs	$ 6.95	$ 6.57	$ 6.94
—Share options	n/a	n/a	n/a
—Premium-priced options	n/a	n/a	n/a
—RSUs	$ 15.16	$ 13.79	$ 13.67
—PRSUs	$ 16.37	$ 15.88	$ 17.23
Inputs to the model:			
—Expected volatility - SARs	41.7 %	42.8 %	43.5 %
—Expected volatility - share options	n/a	n/a	n/a
—Expected volatility - premium-priced options	n/a	n/a	n/a
—Expected volatility - PRSUs	31.6 %	37.7 %	49.1 %
—Expected option life for SARs (years)	6.0	6.0	6.0
—Expected option life for share options (years)	n/a	n/a	n/a
—Expected option life for premium-priced options (years)	n/a	n/a	n/a
—Risk-free interest rate:			
SARs	4.22 %	4.03 %	1.91 %
Share options	n/a	n/a	n/a
Premium-priced options	n/a	n/a	n/a
PRSUs	4.38 %	4.60 %	1.72 %

19. Equity

Movements in the Company's number of shares in issue for the year ended December 28, 2024 and December 30, 2023, respectively, were as follows:

| | For the year ended | |
(number of shares)	December 28, 2024	December 30, 2023
Balance as of the beginning of the period	264,259,788	282,578,917
Exercise of share options, net of withholding taxes	1,376,987	2,258,344
Vesting of restricted stock units, net of withholding taxes	1,257,515	1,357,161
Shares repurchased and cancelled	(11,690,303)	(21,934,634)
Balance as of the end of the period	**255,203,987**	**264,259,788**

In February 2024, the Company's Board approved a share repurchase program for up to $100.0 million in authorized share repurchases, with an expiration date of October 6, 2024. On February 12, 2024, the Company, certain selling shareholders affiliated with Blackstone, and the representatives of the several underwriters entered into an underwriting agreement pursuant to which the selling shareholders sold to the underwriters 20,125,000 ordinary shares of the Company at a price of $12.045 per ordinary share (the "February 2024 Offering"). The Company did not receive any proceeds from the sale of ordinary shares in the February 2024 Offering, which closed on February 16, 2024. In connection with the February 2024 Offering, the Company repurchased 4,151,100 ordinary shares through Citigroup Global Markets Inc. from the same selling shareholders at a price of $12.045 per ordinary share for an aggregate consideration of approximately $50.0 million (the "February 2024 Repurchase"), plus costs paid directly related to the transaction of $0.3 million. This repurchase was funded by cash on hand. All shares repurchased pursuant to the February 2024 Repurchase have been cancelled.

In July 2024, the Company's Board cancelled the then existing share repurchase program and approved a new share repurchase program, providing for up to $250.0 million in share repurchases, which expires on December 31, 2025. On August 16, 2024, the Company, certain selling shareholders affiliated with Blackstone, and the representatives of the several underwriters entered into an underwriting agreement pursuant to which the selling shareholders sold to the underwriters 23,000,000 ordinary shares of the Company at a price of $16.58 per ordinary share (the "August 2024 Offering"). The Company did not receive any proceeds from the sale of ordinary shares in the August 2024 Offering, which closed on August 21, 2024. In connection with the August 2024 Offering, the Company repurchased 7,539,203 ordinary shares through Citigroup Global Markets Inc. from the same selling shareholders at a price of $16.58 per ordinary share for an aggregate consideration of approximately $125.0 million (the "August 2024 Repurchase"), plus costs paid directly related to the transaction of $0.8 million. This repurchase was funded by cash on hand and a borrowing of $40.0 million under Gates' secured revolving credit facility. All shares repurchased pursuant to the August 2024 Repurchase were cancelled, and $125.0 million remained available under the share repurchase program as of December 28, 2024.

In April 2023, the Company's Board of Directors approved a share repurchase program for up to $250 million in authorized share repurchases. On May 17, 2023, the Company, certain selling shareholders affiliated with Blackstone, and the representatives of the several underwriters entered into an underwriting agreement pursuant to which the selling shareholders agreed to sell to the underwriters 22,500,000 ordinary shares of the Company at a price of $11.3975 per ordinary share (the "May 2023 Offering"). The selling shareholders also granted the underwriters an option to purchase up to 3,375,000 additional ordinary shares of the Company; this option was exercised in full on May 18, 2023. The Company did not receive any proceeds from the sale of ordinary shares in the May 2023 Offering, which closed on May 23, 2023. In connection with the May 2023 Offering, the Company repurchased 21,934,634 ordinary shares through Citigroup from the same selling shareholders at a price of $11.3975 per ordinary share for an aggregate consideration of approximately $250.0 million (the "2023 Repurchase"), plus costs paid directly related to the transaction of $1.7 million. This repurchase was funded by cash on hand and a borrowing of $100.0 million under Gates' former asset-backed revolving credit facility. All shares repurchased pursuant to the 2023 Repurchase have been cancelled.

20. Analysis of accumulated other comprehensive (loss) income

Changes in accumulated other comprehensive (loss) income by component, net of tax, were as follows:

(dollars in millions)	Post-retirement benefit	Cumulative translation adjustment	Cash flow hedges	Accumulated OCI attributable to shareholders	Non-controlling interests	Accumulated OCI
As of January 1, 2022	$ 36.6	$ (836.7)	$ (25.1)	$ (825.2)	$ (23.4)	$ (848.6)
Foreign currency translation	(1.2)	(113.3)	—	(114.5)	(42.1)	(156.6)
Cash flow hedges movements	—	—	56.7	56.7	—	56.7
Post-retirement benefit movements	(34.8)	—	—	(34.8)	0.9	(33.9)
Other comprehensive (loss) income	**(36.0)**	**(113.3)**	**56.7**	**(92.6)**	**(41.2)**	**(133.8)**
As of December 31, 2022	**0.6**	**(950.0)**	**31.6**	**(917.8)**	**(64.6)**	**(982.4)**
Foreign currency translation	(3.2)	117.7	—	114.5	(13.8)	100.7
Cash flow hedges movements	—	—	(12.5)	(12.5)	—	(12.5)
Post-retirement benefit movements	(12.7)	—	—	(12.7)	—	(12.7)
Other comprehensive (loss) income	**(15.9)**	**117.7**	**(12.5)**	**89.3**	**(13.8)**	**75.5**
As of December 30, 2023	**(15.3)**	**(832.3)**	**19.1**	**(828.5)**	**(78.4)**	**(906.9)**
Foreign currency translation	(0.1)	(224.5)	—	(224.6)	(19.1)	(243.7)
Cash flow hedges movements	—	—	(16.3)	(16.3)	—	(16.3)
Post-retirement benefit movements	(7.8)	—	—	(7.8)	—	(7.8)
Other comprehensive loss	**(7.9)**	**(224.5)**	**(16.3)**	**(248.7)**	**(19.1)**	**(267.8)**
As of December 28, 2024	$ (23.2)	$ (1,056.8)	$ 2.8	$ (1,077.2)	$ (97.5)	$ (1,174.7)

21. Related party transactions

On October 31, 2024, Blackstone completed a secondary offering which sold to the underwriters 11,635,224 ordinary shares of the Company at a price of $19.3409 per ordinary share (the "October 2024 Offering"). Upon completion of the October 2024 Offering, Blackstone beneficially owned less than 5% of our ordinary shares. As a result, the Support and Services Agreement with Blackstone Management Partners L.L.C. that Gates entered with Blackstone at the time of the initial public offering was terminated. As of December 28, 2024, Blackstone was no longer a related party to Gates under the definition of ASC 850.

A. Equity method investees

Sales to and purchases from equity method investees were as follows:

| | For the year ended | | | | | |
| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 | |
(dollars in millions)						
Purchases	$	(16.0)	$	(18.4)	$	(16.7)

Amounts outstanding in respect of these transactions were payables of $0.1 million as of December 28, 2024, compared to $0.2 million as of December 30, 2023. No dividends were received from our equity method investees during the periods presented.

B. Non-Gates entities controlled by non-controlling shareholders

Sales to and purchases from non-Gates entities controlled by non-controlling shareholders were as follows:

| | For the year ended | | | | | |
| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 | |
(dollars in millions)						
Sales	$	42.6	$	44.1	$	59.0
Purchases	$	(14.6)	$	(15.4)	$	(18.4)

Amounts outstanding in respect of these transactions were as follows:

| | As of December 28, 2024 | | As of December 30, 2023 | |
(dollars in millions)				
Receivables	$	3.7	$	3.2
Payables	$	(2.8)	$	(3.2)

22. Commitments and contingencies

A. Capital and other commitments

As of December 28, 2024, we had entered into contractual commitments for the purchase of property, plant and equipment amounting to $8.6 million, compared to $8.7 million as of December 30, 2023, and for the purchase of non-integral computer software amounting to $6.1 million, compared to $1.8 million as of December 30, 2023. As of December 28, 2024, we had entered into contractual commitments for non-capital items such as raw materials and supplies amounting to $62.1 million, compared to $34.9 million as of December 30, 2023.

B. Company–owned life insurance policies

Gates is the beneficiary of a number of company-owned life insurance policies against which it borrows from the relevant life insurance company. As of December 28, 2024, the surrender value of the policies was $934.3 million, compared to $966.5 million as of December 30, 2023, and the amount outstanding on the related loans was $932.2 million, compared to $958.1 million as of December 30, 2023. For financial reporting purposes, these amounts are offset as a legal right of offset exists and the net receivable of $2.1 million, compared to $8.3 million as of December 30, 2023, is included in other receivables.

C. Contingencies

The Company is, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business including those relating to environmental obligations, product liability, intellectual property, commercial and contractual disputes, employment matters and other business matters. When appropriate, management consults with legal counsel and other appropriate experts to assess claims. If, in management's opinion, we have incurred a probable loss as determined in accordance with U.S. GAAP, an estimate is made of the loss and the appropriate accrual is reflected in our consolidated financial statements. Currently, there are no material amounts accrued.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will materially affect Gates' financial position, results of operations or cash flows.

D. Allowance for expected credit losses

Movements in our allowance for expected credit losses were as follows:

	For the year ended		
(dollars in millions)	December 28, 2024	December 30, 2023	December 31, 2022
Balance at beginning of year	$ 15.7	$ 4.2	$ 5.1
Current period provision for expected credit losses	5.8	12.6	0.6
Write-offs charged against allowance	3.4	(1.1)	(1.3)
Foreign currency translation	(0.5)	—	(0.2)
Balance at end of year	**$ 24.4**	**$ 15.7**	**$ 4.2**

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TOTAL SHAREHOLDER RETURN



Gates Industrial Corporation plc

S&P MidCap 400 Capital Goods Industry Group

Russell 2500 Index

This graph shows the value, as of December 28, 2024, of $100 invested in Gates Industrial Corporation plc on December 27, 2019, compared with the value of $100 invested in the S&P Midcap 400 Capital Goods Industry Group Index and the Russell 2500 Index on a daily basis.

Source: S&P Capital IQ

12/27/2019   12/28/2024

Value ($) (rebased)

260
240
220
200
180
160
140
120
100
80
60
40
20

Executive Officers

IVO JUREK
Chief Executive Officer

L. BROOKS MALLARD
Executive Vice President,
Chief Financial Officer

CRISTIN C. BRACKEN
Executive Vice President,
Chief Legal Officer and Corporate Secretary

GWEN MONTGOMERY
Executive Vice President,
Chief Human Resources Officer

THOMAS G. PITSTICK
Senior Vice President,
President Americas

Board of Directors

NEIL P. SIMPKINS
Chair of the Board
Chief Executive Officer
Roseberry LLC

IVO JUREK
Chief Executive Officer
Gates Industrial Corporation plc

JOSEPH S. CANTIE
Former Executive Vice President
& Chief Financial Officer
TRW Automotive Holdings Corp.

FREDRIK ELIASSON
Former Chief Financial Officer
Change Healthcare Inc.

JAMES W. IRELAND, III
Former President &
Chief Executive Officer
General Electric Africa

STEPHANIE K. MAINS
Chief Executive Officer
LSC Communications-MCL

WILSON S. NEELY
Strategic Advisor
InterNex Capital

ALICIA L. TILLMAN
Chief Marketing Officer
Delta Airlines Inc.

MOLLY P. ZHANG
Former Vice President,
Asset Management
Orica Ltd.

NON-GAAP MEASURES

This Annual Report includes certain non-GAAP financial measures, which management believes are useful to investors. Non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. The following tables provide a reconciliation of certain of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.

(USD in millions, except share numbers and per share amounts)

RECONCILIATION TO ADJUSTED NET INCOME	FY 2024	FY 2023
Net Income Attributable to Shareholders	$194.9	$232.9
Adjusted for:		
Loss on the disposal of discontinued operations	0.6	0.6
Loss on deconsolidation of Russian subsidiary [1]	12.7	-
Amortization of intangible assets arising from the 2014 acquisition of Gates	115.5	116.2
Transaction-related expenses	3.3	2.2
Asset impairments	-	0.1
Restructuring expenses	6.5	11.6
Restructuring related expenses (included in cost of sales)	1.8	0.4
Restructuring related expenses (included in SG&A)	2.9	1.0
Share-based compensation expense	28.8	27.4
Inventory impairments and adjustments [2] (included in cost of sales)	22.3	7.4
Adjustments relating to post-retirement benefits	(2.6)	(3.0)
Financing and other FX related (gains) losses	(7.0)	26.8
Credit (gain) loss related to customer bankruptcy (included in SG&A) [3]	(0.1)	11.4
Cybersecurity incident expenses [4]	-	5.2
Loss on extinguishment of debt [5]	14.8	-
Discrete Tax Items [6]	23.4	(17.1)
Other adjustments	(7.0)	(6.1)
Estimated tax effect of the above adjustments	(43.1)	(48.1)
Adjusted Net Income	$367.7	$368.9
Diluted weighted average number of shares outstanding	264,675,566	275,648,328
Adjusted Net Income per diluted share	$1.39	$1.34

(USD in millions)

ADJUSTED EBITDA MARGIN	FY 2024	FY 2023
Net Sales	$3,408.2	$2,471.9
Adjusted EBITDA	$761.1	$747.0
Adjusted EBITDA Margin	22.3%	20.9%

(USD in millions)

RETURN ON INVESTED CAPITAL (ROIC)	FY 2024	FY 2023
LTM Adjusted EBITDA	$761.1	$747.0
LTM Total depreciation and amortization	(216.9)	(217.5)
LTM Amortization of intangible assets arising from the 2014 acquisition of Gates	115.5	116.2
LTM Adjusted EBIT	659.7	645.7
Notional tax at 25%	(164.9)	(161.4)
LTM Tax-effected Adjusted EBIT	$494.8	$484.3
Total Assets	$6,786.3	$7,254.5
Adjusted for:		
Cash	(682.0)	(720.6)
Taxes receivable	(49.3)	(48.9)
Deferred tax assets	(553.5)	(622.4)
Prepaid taxes	(15.5)	(14.0)
Accounts payable	(408.2)	(457.7)
Intangibles arising from the acquisition of Gates	(3,014.2)	(3,289.2)
Invested Capital	$2,063.6	$2,101.7
Return On Invested Capital	24.0%	23.0%

(USD in millions)

RECONCILIATION OF FREE CASH FLOW	FY 2024	FY 2023
Net Cash Provided By Operating Activities	$379.6	$481.0
Capital Expenditures [7]	(106.7)	(71.4)
Free Cash Flow	$272.9	$409.6

(USD in millions)

RECONCILIATION OF FREE CASH FLOW CONVERSION	FY 2024	FY 2023
Free Cash Flow	$272.9	$409.6
Adjusted Net Income	$367.7	$368.9
Free Cash Flow Conversion	74.2%	111.0%

(USD in millions)

RECONCILIATION TO NET LEVERAGE	FY 2024	FY 2023
Adjusted EBITDA	$761.1	$747.0
Total principal amount of debt	$2,363.5	$2,471.9
Less: Cash and cash equivalents	(682.0)	(720.6)
Net Debt	$1,681.5	$1,751.3
Net Leverage (Net Debt divided by LTM Adjusted EBITDA)	2.2 x	2.3 x
Net Leverage Change YoY	(0.1 x)	

[1] In July 2022, Gates suspended our operations in Russia. During the three months ended September 28, 2024, we deconsolidated the Russian subsidiary upon loss of control and recognized a deconsolidation loss.

[2] During the twelve months ended December 28, 2024, inventory impairments and adjustments included $22.3 million for the reversal of the adjustment to remeasure certain inventories on a Last-in-First-out ("LIFO") basis.

[3] On January 31, 2023, one of our customers filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In connection with the bankruptcy proceedings, we preliminarily evaluated our potential risk and exposure relating to our outstanding pre-petition accounts receivable balance from the customer and recorded the pre-tax charge to reflect our estimated recovery. We continue to monitor the circumstances surrounding the bankruptcy and adjust our estimate if necessary.

[4] On February 11, 2023, Gates determined that it was the target of a malware attack. Cybersecurity incident expenses include legal, consulting, and other costs incurred as a direct result of this incident, some of which may be partially offset by insurance recoveries.

[5] On June 4, 2024, Gates extinguished the 2021 Dollar Term Loans and the asset-backed credit facility in connection with our debt refinancing. As a result, we accelerated $14.8 million in deferred issuance costs during the year ended December 28, 2024.

[6] For the twelve months ended December 28, 2024, the effective tax rate was primarily driven by discrete tax expenses of $23.4 million, of which $25.8 million related to changes in tax rates and law changes, primarily due to the corporate tax rate change in Luxembourg, and the dividend withholding tax rate change in Turkey, $7.7 million related to changes in the realizability of certain deferred tax assets and $0.2 million of other discrete expenses: offset by net discrete benefits of $9.9 million primarily related to unrecognized tax benefits due to audit closures.

For the twelve months ended December 30, 2023, the effective tax rate was primarily driven by net tax benefits of $17.1 million, of which $15.1 million primarily related to unrecognized tax benefits due to audit closures, $7.9 million related to foreign derived intangible income deductions accelerated from an intercompany royalty prepayment; offset by $6.5 million of net discrete tax expenses primarily related to adjustments in various foreign jurisdictions in which returns were filed.

[7] Capital expenditures represent purchases of property, plant and equipment and purchases of intangible assets.



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